SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     ✓                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     ✓

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Consolidated Financial Statements corresponding to the fiscal year ended on June 30, 2009 and 2008.

ALTO PALERMO S.A. (APSA)

Free translation of the

Consolidated Financial Statements

As of and for the fiscal years ended June 30, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Annual Report

for the fiscal years

started on July 1, 2008 and 2007

and ended on June 30, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Annual Report

1.	Corporate Profile

Alto Palermo S.A. (APSA) (“APSA”) (formerly, Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) and alternatively “Alto Palermo S.A.”, “APSA”, “we” or “the Company”) is an Argentine real estate company mainly engaged in the ownership, lease, management, development, operation and purchase of shopping centers which has a major position in the market. Our main purpose is to own, purchase, develop, lease, manage and operate shopping centers, and we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. At present, we own and/or operate eleven shopping centers in Argentina, six of which are located in the metropolitan area of Buenos Aires, one in the Greater Buenos Aires area, and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We also own various properties for future development in Buenos Aires and other major cities in other provinces of Argentina.

We are also involved in the consumer financing business through our subsidiary Tarshop S.A.

APSA was organized in 1889 under the name “Sociedad Anónima Mercado de Abasto Proveedor (SAMAP)”, and, until 1984, we led the main fresh produce market in the City of Buenos Aires. Our most important asset during that period was the historical Mercado de Abasto building which served as the location of the market from 1889 to 1984, when we largely interrupted substantial part of its operations.

Since the date the Company was acquired by IRSA, in 1994, we have grown through a series of acquisitions and development projects that ended in a corporate reorganization from which our current corporate name and organization structure derive. In April 1997, we merged with fourteen of our subsidiaries, including Alto Palermo S.A., and subsequently changed our name from Sociedad Anónima Mercado de Abasto Proveedor (SAMAP) to Alto Palermo S.A. (APSA). As of June 30, 2009, our largest shareholders are IRSA and Parque Arauco, who are holders of 63.3% and 29.6%, respectively, of our stock capital. The Company’s shares are traded on the Buenos Aires Stock Exchange and the NASDAQ in the United States.

1

ALTO PALERMO S.A. (APSA)

Annual Report

2.	Letter to Shareholders

To the Shareholders,

Fiscal year 2009 has seen the global economy face one of the most challenging financial crisis in the past 80 years. Within this context and given the manifested slow-down in the level of activity, both at the global and local levels, our company is successfully going through this reality relying on the support of its management, the quality of our tenants and the characteristics and market position of our assets which continue to show high occupancy indices and cash generation.

This allowed us to consummate the investment projects that are already underway and to finance the conduct of business in our consumer financing segment as the latter’s situation had worsened owing to the deterioration in the level of consumption, heightened delinquency levels and intensified scarcity of financing sources for such activity as a result of the growing risk perception in the markets in general and the suppression of the system of pension fund managers that had given momentum to this business through these pension funds’ portfolio investments. Specifically, in spite of the tighter financial conditions shown by the environment the Company has raised the resources necessary to complete and open the biggest Shopping Mall in our portfolio as well as to provide the consumer financing business with a capital base in line with the current market conditions, thus strengthening its balance sheet and reinforcing its financial condition in the light of the very low capitalization that this segment shows compared to its competitors.

The following is a description of performance in each segment for the past year:

Leases and Services Segment: In spite of the performance shown by the overall economic context, the total sales of our tenants in this segment continued to rise compared to the previous fiscal year. The Company’s positioning in the Metropolitan area of the City of Buenos Aires and in Greater Buenos Aires continued to strengthen.

The performance in this segment continues to be robust as shown by its cash flow generation levels and its margins expressed as operating income over sales. Occupancy continues to be high as shown by its level at the end of the fiscal year: 98.6%.

As regards our expansion in Buenos Aires and in the provinces, we completed the construction of a new major shopping center, Dot Baires Shopping, in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway. This is one of our most important projects and one of the industry’s most significant developments in Argentina in recent years. This new Shopping Center is the eleventh in our portfolio: having started operations in the last quarter of our fiscal year, it showed full occupancy and offers almost 50,000 square meters in gross leasable area for retail stores. These retailers include international and local top brands, an anchor store (Falabella), a hypermarket (Walmart), ten movie theaters (Hoyts) including one Digital 3D movie theater and 2 Premium Class movie theaters, the first of their kind in Argentina and a high-range gym. This offer will allow us to attract public with very good purchasing power from the northern side of the City of Buenos Aires and northern Greater Buenos Aires. Proof of this is the high number of visits and sales shown by Dot Baires in the first months since its opening.

2

ALTO PALERMO S.A. (APSA)

Annual Report

Consumer Financing Segment: The results of the segment have been affected by rises in the delinquency rates caused by the deterioration in the actual salary of our portfolio customers, plus increases in the costs of financing and company structure brought about by the conditions prevailing at this juncture. The suppression of the pension fund management system, which had been giving momentum to this business through the pension funds’ portfolio investments in financial trusts whose underlying assets were consumer loans, magnified the impact on this segment, in addition to the reforms in the tax structures that also impacted on the operation of those financial trusts. This prompted us to review the general economic prospects and the particular features of the activities carried out in this segment and to take steps to strengthen it. We have endowed Tarshop S.A. with a capital base in line with the current market conditions through a capital contribution for Ps. 165 million and irrevocable contributions aimed at strengthening its balance sheet, reinforcing its financial position and repositioning Tarshop S.A. in the midst of the complex situation shown by the financial trust market through which Tarshop S.A. obtains resources to fund its activities and also because when compared to its competitors, Tarshop S.A.’s capitalization was very low. This financial aid was accompanied by steps aimed at streamlining structure costs at the points of sale and at the centralized areas under lease. In addition, actions have been put in place to re-design the structure in distribution channels and we have implemented changes in the financing plans offered to retailers and optimized the procedure to grant loans and to make collections, whilst in turn we established stricter allowances policies.

Numbers-wise, the negative finantial, operating and delinquency results seen in the first quarters of the fiscal year started to be offset by improved capitalization, a drop in write-offs due to uncollectibility and a decrease in operating expenses posted in the last portion of the fiscal year due to the measures put in place.

However, we continue to work with a view to optimizing performance at Tarshop S.A., to help it stabilize its operating procedures in the challenging environment envisaged for the future in the consumer financing market.

In view of the strong cash generation that the Company’s Shopping Centers have been showing and the Company’s asset quality, we are confident that we will continue to strengthen our business lines and that this will lead to the formation of a unique Shopping Center portfolio in Argentina.

The potential wielded by APSA can only materialize through the joint efforts of our Shareholders, Creditors, Directors, Tenants, Customers, Suppliers, Employees and the Community at large as they also play the lead role in our current performance. It is to them that I wish to extend our gratefulness for their permanent efforts and commitment to the objectives of the organization.

My deepest gratitude to you all.

City of Buenos Aires, September 8, 2009.

Saúl Zang
Vice-president I
Acting as President

3

ALTO PALERMO S.A. (APSA)

Annual Report

3.	Macroeconomic Context

International Context

The global economy has been severely affected by the financial crisis and the slow-down in the level of global activity. According to IMF estimates, the actual GDP of the developed economies shrank by 7.5% in the fourth quarter of 2008 and it is estimated that in the first quarter of 2009 GDP continued to decrease at a similar rate, which would turn this into the most severe global recession in five decades.

Since the beginning of the financial crisis until June 2009, the IMF calculates that GDP per capita at the global level has decreased by 3.68% on a weighted basis, industrial production fell by 6.23%, total imports and exports shrank by 11.75%, the consumption of oil shrank by 1.5%, that unemployment (in percentage changes and only in the developed economies) rose by 2.56%, that capital flows (as a percentage of GDP) diminished by 6.18%, consumption per capital fell by 1.11% and that there has been an 8.74% decrease in investments.

With the global economic activity cooling fast, inflationary pressures sustained an equally rapid dissipation. The prices of raw materials fell considerably compared to the peaks posted in midst-2008, which brought about a loss of revenues in the economies that export these products, mainly in Latin America and Africa. At present, and despite a recovery, the prices have not yet returned to the peaks reached in the year 2008.

Although this recession is driven by a major drop in the level of activity in the developed economies, emerging economies have sustained its impact as well due to the high degree of contagiousness and synchronicity that prevails in today’s world.

Most probably, it is the US economy that has taken the hardest blow from the financial strains and the deceleration in the home sector. However, Western Europe and the developed economies of Asia have been seriously affected by the collapse in global trade and their worsening financial difficulties. The economies in the emerging markets have also encountered problems and in aggregate numbers, they have shrunk by 4% in the fourth quarter of 2008.

The varying policy measures adopted in connection with this situation range from expansive monetary measures, capital injections by some governments and a broad range of liquidity supply services to fiscal stimulus programs. These measures would seem to be yielding a positive outcome in stabilizing the situation in the medium term. Existing prospects are uncertain.

Even though trust in the financial markets is still scarce, since the G-20 meeting in early April 2009, there have been encouraging signs of economic recovery. Both France and Germany have recently announced that they are no longer in recession as GDP had grown by 0.3% in the second quarter of 2009 whereas China announced that its industrial production had grown by 8.9% in May compared to 7.3% in April.

Subsequent to the close of the fiscal year, signs of recovery such as increases in the level of economic activity started to show in some developed economies, a decrease in the unemployment rate in the US and improvements in the prices of homes in the US.

The Argentine Economy

Within this international context, Argentina’s GDP has succeeded in maintaining favorable performance during the year 2008, with 6.8% economic growth according to official sources. In the year 2009 to date, however, a slow-down has been perceived in the level of activity: the EMAE indicator, a monthly estimate of economic activity, has picked up that May 2009 did not show variations compared to May 2008, which is read as a sign of recession. Besides, Estudio Broda & Asoc. forecasts negative growth, at 4%, for the whole calendar 2009.

4

ALTO PALERMO S.A. (APSA)

Annual Report

As regards the Aggregate Demand, Total Consumption continues to be its main component. In this respect, during the first 3 months of calendar 2009, the relative weight of Total Consumption was about 70%.

In late 2008, consumption showed to be growing at slower rates, driven mainly by Private Consumption. According to Centro de Economía Regional y Experimental (CERX), in the first quarter of 2009 consumption dropped by 1.4% year-on-year and it is estimated that for calendar year 2009, private consumption would drop by 2.2% as a consequence of the reduction in actual salaries, the difficulties encountered by borrowers to honor their debts and the existence of uncertainty.

The drop in actual salaries would be due to an inflation rate that according to private sources would exceed the 16.43% salary raise in the course of fiscal year 2009. It is worth noting that a comparison of March 2009 to December 2008 points to a 15% increase in unemployment. However, it is important to note that this increase was due to the rise in the Economically Active Population (PEA, in Spanish) as the level of activity remained constant during the period under consideration.

Gross Domestic Fixed Investment (IBIF, in Spanish) appears to be one of the components of demand that shrank the most during the period (it posted a 14.2% drop in the first quarter of 2009) according to official sources. This decrease is explained by the reduction in investments in construction and the drop in durable production equipment (mainly imported components).

The use of installed capacity in the industrial sector stood at 70.8% in June 2009. This entails a 1.4% reduction compared to the situation a year earlier. The sectors that were most adversely affected were the basic metal industries and the car-making, textile and oil refining sectors. Despite the drop in the general level, there were sectors that performed favorably, including chemical substances and products, rubber and plastics production, tobacco and the food and beverages sectors.

As regards constructions, according to the Summary Indicator of Construction Activities (ISAC, in Spanish), this sector has accumulated a 2% decrease year-on-year during the first six months of the year.

In spite of the international crisis, during the first six months of this year the external sector showed a USD 9,861 million surplus in the trade balance, with a 93% positive variation year-on-year, according to official sources, continuing with the trend shown in 2008. Total exports amounted to USD 27,250 million compared to the USD 17,389 million disbursed in exchange for imports. This means that during the first six months of 2009 exports fell by 19% year-on-year whereas imports fell by 38%.

As regards exports, the decrease in their amount would be explained by a drop in the export prices that could not be offset by the increase in the quantities sold. As regards imports, the decline would be explained by a decrease in the prices and the quantities imported.

As regards public finances, according to the Ministry of Economy, in the year 2008 the primary result yielded by the Public Sector was Ps. 28,148 million, i.e., 33% above the figure posted for 2007.

In November 2008 and as set forth in Section 1 of Law No. 26,245, the Comprehensive Pension and Retirement System was unified into a single government-run social security system that has been named Argentine Integrated Social-Security System (SIPA, in Spanish) to be funded through a solidarity-based pay-as-you-go system that guarantees that the members and

5

ALTO PALERMO S.A. (APSA)

Annual Report

beneficiaries of the capitalization system that had been in place until the enactment of Law No. 26,245 will receive identical hedge and treatment as that afforded by the government-run social security system. With this reform, the funds accumulated by the pension fund managers in the privately-run pension fund management system have been transferred to Argentina’s social security authorities (Administración Nacional de Seguridad Social - ANSeS), an autarchic government agency that has been entrusted with managing the balances previously held by pension fund managers.

According to Estudio Broda & Asoc., in the year 2009 to date, tax collections have been adversely affected and surpluses have shrunk. From a year-on-year 34.8% growth in the first half-year of 2008, tax collections only grew by 8% year-on-year in the same period of 2009 without considering the effect of the transfer of pension fund managers; if this effect were considered, the growth in tax revenues would be 14.6%. The growth in tax revenues in this six-month period was driven by the Social Security revenues. The Government has not significantly curbed its Primary Expenditures in the period (they grew by 30.9% year-on-year).

In connection with inflation, it is to be noted that there are discrepancies amongst analysts and pundits as regards the criteria used to measure the Consumer Price Index as published by the Argentine Institute of Statistics and Censuses (INDEC).

According to INDEC, the Consumer Price Index for Greater Buenos Aires would show inflation at approximately 2.17% in the period January through June 2009, whereas the “Consumer Price Index for the rest” (INDEC’s approach to underlying inflation excluding prices that are regulated and prices that vary according to the season, such as food, apparel, tourism and education) showed a 1.5% increase. Likewise, there are discrepancies as regards the set of available indicators, as follows: Wholesale Domestic Price Indices (IPIM) (3.1% since December 2008) and Production Cost Index (ICC) (4.4% since December 2008).

For the year 2008, the Consumer Price Index for Greater Buenos Aires would show a year-on-year variation at December 2008 of 7.23%. Besides, the “Consumer Price Index for the rest” shows an 8.69% increase for the same period. The other indicators show again major discrepancies, as follows: Wholesale Domestic Price Indices (IPIM) (8.4% for 2008), Production Cost Index (ICC) (20.71% for 2008) and Index of GDP Implied Prices (IPI) (19.1% for 2008).

Finally, it is worth noting that amongst private estimates, the Consumer Price Index for 7 Provinces which had been showing significant correlation to the Consumer Price Index for Greater Buenos Aires until the year 2007, is now at around 20%. Other private consultants estimated prices to have risen by no less than 13% in the year to date and there were some others that calculated inflation to be about 23% for the year 2008 on the basis of their own surveys.

Closely related to monetary decisions is the Country Risk issue. During the period under review, Argentina exhibited the greatest volatility as measured by this indicator compared to the other countries in the region. As a result, access to external financing has been restricted during the past year. Towards the end of 2008 and as a result of the domestic and international contexts, this indicator skyrocketed due to the scarcely favorable expectations for Latin America as a whole. During the last quarter of fiscal year 2009, the indicator pointed to a downward trend, as a result of expectations that already assumed that the international financial crisis would adversely affect the region.

6

ALTO PALERMO S.A. (APSA)

Annual Report

As a result of Country Risk volatility in October and November 2008, there was no access to external financing. On top of the heavy restrictions upon liquidity in the domestic market, the situation described exerted pressure on the interest rate applied to deposits held at private banks at 30 days, which exhibited major peaks in October and November 2008 and hit all-time highs close to 25% thus placing severe limitations on local funding during fiscal year 2009. However, the BCRA’s strategy consisted in allowing the rate to fluctuate until it reached the levels fixed by market expectations and by the end of fiscal year 2009 rates were close to 13%.

As concerns the currency and terms of deposits, in the last month of fiscal year 2009 a preference was perceived for assets with higher liquidity and for deposits in foreign currency. The latter rose by 77.06% during fiscal year 2009.

As a consequence of the symptoms of the international financial crisis, the remittance of foreign currency abroad amounted to US$ 11,195 million for the first six months of calendar 2009.

Besides, in connection with the nominal foreign exchange rate, the policy that entailed a preventative accumulation of foreign currency, which reached US$ 46,026 million as of June 30, 2009, dispelled any doubts about the ability of the Central Bank to maintain the value of the currency.

During fiscal year 2009 the actual multilateral exchange rate was also affected by the decrease in the level of exports discussed above. However, the index started to recover in December and reached the end of fiscal year 2009 with a value that was 2.5% higher than the index at June 30, 2008.

Within this context, the monetary policy implemented by the Central Bank consisted in using the money in circulation plus deposits in checking accounts and savings accounts (which represent the monetary aggregate known as M2) to exert indirect influence on the interest rate. In the year

7

ALTO PALERMO S.A. (APSA)

Annual Report

2009 to date, the Central Bank attained the objectives established in its Monetary Program 2009 exerting influence over the level of money in circulation through purchases and sales of treasury securities, purchases and sales of foreign currency, transactions with the public sector and repo transactions.

The following table shows the main indicators that summarize the performance of the Argentine economy since the 2001 crisis.

Main Indicators

	2001	2002	2003	2004	2005	2006	2007	2008
Actual GDP Growth (in %)	-4.40%	-10.90%	8.80%	9.00%	9.20%	8.50%	8.50%	7.00%
Inflation (Combined prices) in % *	-1.70%	49.40%	16.00%	5.90%	9.10%	9.80%	8.50%	6.80%
Unemployment Rate ***	20.50%	20,70%	14.50%	13.00%	10.10%	8.70%	7.60%	7.30%
Primary Surplus (w/o privatizations) in % of GDP	0.50%	0.70%	2.30%	3.90%	3.70%	3.50%	3.20%	3.10%
Exports - FOB (US$ million)	26,610	25,710	29,565	34,550	40,107	46,569	55,779	70,021
Imports - CIF (US$ million)	20,320	8,991	13,834	22,447	28,688	33,500	44,706	57,423
Trade balance (US$ million)	6,289	16,719	15,731	12,103	11.419	12,410	11,073	12,598
Balance of Payments Current Account	-3,291	8,673	7,659	3,349	5,705	8,053	7,466	7,034
(US$ billion) **

Source: INDEC

(*)	Consumer Price Index – Greater Buenos Aires - INDEC
(**)	On an accrual basis
(***)	Country average (as a % of Economically Active Population)

8

ALTO PALERMO S.A. (APSA)

Annual Report

Evolution of Shopping Centers in Argentina

As regards performance in the shopping center market, we can assert that although certain signs have pointed to a slow-down in consumption in the economy overall, sales in shopping centers continued to perform favorably during the last fiscal period. Based on the most recent data available at INDEC, the first quarter of calendar 2009 showed a new improvement in total consumption which translates into a positive 1.5% year-on-year change in the private component and a 6.8% positive change in the public component.

Evidence of the rise in retail consumption, according to official data, can be found in the increased volumes of sales posted as regards shopping centers at constant prices. In June this year, shopping center sales without the seasonality effect pointed to a positive year-on-year 16.2% change at constant prices whereas total sales as posted in the first half of calendar 2009 show a 3% year-on-year increase compared to the same period in the previous year.

According to the Argentine Chamber of Medium Sized Companies (Cámara Argentina de la Mediana Empresa, CAME) in June 2009 retail sales dropped by 10.6 % compared to the same month of 2008 as a result of general contraction in consumption and the spread of the swine flu. This notwithstanding, the performance of our Shopping Center segment continues to exhibit signs of strength, as shown in “Fiscal Year Summary – Operating Performance”.

Unemployment seems to be leveling in interanual terms. For the first quarter of fiscal year 2009 the unemployment rate measured by the Permanent Home Survey (EPH) prepared by the INDEC stood at 8.4% of the Economically Active Population (PEA, in Spanish). This would imply that there was no year-on-year variation in the first quarter of 2009. Therefore, the downward trend recorded since 2002 appears to have come to an end in the first quarter of 2009.

As concerns economic activity, although a smaller variation than that recorded in previous years is forecast for 2009, it is expected to continue to fuel sales in the Company’s Shopping Centers.

9

ALTO PALERMO S.A. (APSA)

Annual Report

4.	Business Strategy

We believe that the Argentine shopping center sector offers attractive prospects for long-term growth due to, among other factors, a continuing evolution of consumer preferences in favor of shopping malls (away from street-level stores) and a level of shopping center penetration that we consider low compared to many developed countries. In the past years, the Argentine shopping center industry has benefited from improved macroeconomic conditions and a significant expansion in consumer credit.

We seek to maintain our leading position in the shopping center industry in Argentina while generating a sustainable growth in cash flow and increasing our real estate assets’ long term value.

Operating strategy. Our core operating strategy is to maximize growth and profitability from our shopping centers. We seek to achieve this objective by:

•

Optimizing tenant base and lease terms. We seek to take advantage of increasing occupancy rates by leasing and re-leasing these properties to a diverse group of creditworthy tenants, resulting in higher base rents per square meter.

•

Enhancing brand awareness and consumer loyalty. Our goal is to enhance brand name recognition and consumer and tenant loyalty to our shopping centers. To achieve consumer loyalty we intend to organize promotional events, issue loyalty cards and implement similar initiatives to attract local consumers and tourists away from traditional street-level stores and differentiate our shopping centers from those of our competitors. We also seek to enhance our relationships with consumers by improving entertainment and restaurant facilities to encourage increased frequency and duration of visits, particularly by families and tourists.

•

Improving operating margins. We seek to take advantage of our consolidated administrative capabilities to achieve economies of scale and cost reductions at each of our shopping centers in order to improve our consolidated operating margins.

•

Continuously upgrading our shopping centers. We expect to continue to upgrade and renovate our shopping center properties to maintain their modern and attractive physical appearance while maintaining competitive tenant occupancy costs.

•

Enhancing our relationship with our tenants. We seek to enhance our relationship with our shopping center tenants by providing them with administrative advice and recommendations with respect to their initiatives and marketing actions.

Consumer Financing. We will try to improve the operating performance of our Consumer Financing segment, especially that of our subsidiary Tarjeta Shopping, so it can consolidate its position as a leading company in massive consumer financing.

Investment Strategy. We seek to improve our position as a leader in the shopping center industry in Argentina by developing new shopping centers in urban areas with attractive prospects for growth, including in the Buenos Aires metropolitan area, Argentine provincial cities, and possibly elsewhere in Latin America. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investment strategy consists primarily of the following:

•	selectively acquiring shopping centers which we believe will benefit from our centralized management and leasing strategies;

•	selectively developing new shopping centers in high density locations with attractive prospects for growth;

10

ALTO PALERMO S.A. (APSA)

Annual Report

•

renovating, redeveloping, expanding, reconfiguring our existing properties to make them more attractive for leasing or re-leasing to tenants or to take advantage of underutilized land or leasable space; and

•	disposing of non-shopping center assets and lines of business from time to time as opportunities arise to realize attractive returns on such assets and lines of business.

11

ALTO PALERMO S.A. (APSA)

Annual Report

5.	Fiscal Year Summary

Operating performance

During this fiscal year, our tenants’ sales in the Company’s Shopping Centers recorded an increase of 10.6%, to Ps. 4,094.7 million (excluding information on Dot Baires Shopping, as this shopping center was opened in mid May 2009) from Ps. 3,702.3 million in the previous fiscal year. Including Dot Baires Shopping, our tenants’ sales reached Ps. 4,194.2 million.

In this fiscal year, tenant sales in our Shopping Centers located in the City of Buenos Aires and Greater Buenos Aires (excluding Dot Baires Shopping) were 10.8% higher than in the previous fiscal year, from Ps. 2,703 million for the fiscal year ended June 30, 2008 to Ps. 2,995 million for the fiscal year ended June 30, 2009. If we adjust these figures for inflation according to the inflation rates reported by official sources, this increase represented 5.3%. If we consider Dot Baires Shopping, total sales for the fiscal year ended June 30, 2009 amounted to Ps. 3,094 million, an increase of 14.5% compared to the previous fiscal year.

In the fiscal year ended June 30, 2009, our Shopping Centers continued to position themselves as market leaders. Our policy of constantly suiting to the customers’ requirements, combined with the excellent quality of the Company’s assets, the consumers’ loyalty and choice of our Shopping Centers, have contributed to the continued uprising trend in our tenants’ sales. For the twelve months ended June 30, 2009, our share in the City of Buenos Aires and Greater Buenos Aires market was 40.5%.

As concerns sales per square meter, our shopping centers (in the City of Buenos Aires and Greater Buenos Aires, excluding Dot) generated annual average sales per square meter of Ps. 21,836 whereas our competitors’ tenants recorded average sales per square meter of Ps. 13,719. These figures show that our relative efficiency is 59.2% higher than the rest of the market, a ratio that demonstrates the consumers’ loyalty and choice of our assets and their excellent quality as compared to the rest of the market.

12

ALTO PALERMO S.A. (APSA)

Annual Report

Relative Efficiency

(*)	Square meters considered are those in effect as of June 30, of each year.

Source: Company data and shopping center survey prepared by the INDEC.

APSA’s Gross Leasable Area (GLA) in the City of Buenos Aires and Greater Buenos Aires, which shows the area available for lease of retail stores, increased by 34% compared to the previous fiscal year, mainly as a result of the opening of the new shopping center Dot Baires Shopping, with a surface area of 49,731 sqm.

In addition, we have strategically located plots that would allow us to develop new Shopping Centers.

During this fiscal year our Shopping Centers received approximately 70.6 million visitors, an increase of 4.1% compared to fiscal year 2008.

Occupancy in our Shopping Centers has been another ratio which we managed to maintain in almost optimum levels during fiscal year 2009. As of June 30, 2009, the occupied GLA percentage reached 98.5%.

13

ALTO PALERMO S.A. (APSA)

Annual Report

Income from Leases and Services(*)

During fiscal year 2009, income from leases and services amounted to Ps. 397.9 million, 14.6% higher than for the previous fiscal year.

(*)	Adjusted for inflation until 02/28/2003 pursuant to the accounting standards adopted by the Argentine Securities Commission.

As of June 30, 2009 and 2008, the composition of lease and service income for the twelve months ended on such dates was as follows:

14

ALTO PALERMO S.A. (APSA)

Annual Report

Upon analyzing the evolution of the composition of income from leases and services between 2008 and 2009 we may note a decrease in the supplementary rent, which represents the percentage rent charged by the company calculated over the tenants’ monthly gross sales.

15

ALTO PALERMO S.A. (APSA)

Annual Report

6.	Description of Business

We are mainly engaged in the ownership, purchase, development, lease, management and operation of shopping centers, and we are one of the most important owners and managers of shopping centers in Argentina in terms of gross leaseable area and number of shopping centers. At present, we own and/or operate eleven shopping centers in Argentina, seven of which are located in the Buenos Aires metropolitan area, and four in the provinces of Córdoba, Mendoza, Salta and Santa Fe. We are also owners of certain properties for future development in Buenos Aires and various important cities in the Argentine provinces.

As of June 30, 2009, we held total assets of Ps. 2,451.5 million, and our shareholders’ equity was Ps. 765.9 million. During the fiscal years ended June 30, 2007, 2008, and 2009, we recorded revenues of Ps. 483.2 million, Ps. 640.1 million and Ps. 642.5 million, respectively, and generated a net income of Ps. 64.1 million, Ps. 80.0 million, during the fiscal years ended 2007 and 2008, respectively, and a loss of Ps. 22.1 million during the fiscal year ended June 30, 2009. We operate our business through three reportable segments: Leases and Services, Consumer Financing and Other, as described below.

Leases and Services. Most of our revenues derive from lease agreements entered into with tenants of the retail stores in our eleven shopping centers. We generally charge our tenants a rent which consists of the higher of (i) a monthly base rent, and (ii) a specified percentage of the tenant’s monthly gross retail sales. In addition, we charge our tenants a management fee prorated among all the tenants based on their lease agreements, which is different in each shopping center, as consideration for the management and maintenance of common areas and administration of the contributions made by tenants to finance our shopping centers’ promotion efforts. We also generate revenues from admission rights (a non-reimbursable admission fee that may be required to tenants upon executing or renewing a lease agreement), lease intermediation fees and parking charges to visitors. As of June 30, 2009, the average occupancy percentage of our shopping centers was 98.5%. Our Leases and Services segment generated operating income of Ps. 183.2 million and Ps. 215.8 million during our fiscal year ended June 30, 2008 and 2009, respectively.

Consumer Financing. We are engaged in the consumer financing business through our subsidiary Tarshop S.A., in which we hold a majority interest. Tarshop’s operations mainly consist of loans and management activities related to credit card products offered to consumers of our shopping centers, hypermarkets and street-level stores. We finance most of the credit card advance payments through securitization of loans of the accounts originated by us. Revenues from credit card transactions arise from interest charged generated by financing activities, commissions to retail stores, insurance charges for life and disability insurance and fees for data processing and other services. The consumer financing segment had assets of Ps. 310.7 million as of June 30, 2008 and Ps. 343.8 million as of June 30, 2009, which represented 13.9% and 14.0%, respectively, of the consolidated assets as of such dates, and generated operating losses of Ps. 17.7 million and Ps. 125.4 million during fiscal years 2008 and 2009, respectively which accounted for (6.9)% and (42.4)% of the consolidated operating results for such fiscal years, respectively.

Other: Our Other segment includes the development and sale of residential properties, acquisition of undeveloped parcels of land for future development and periodical sales of such undeveloped parcels of land. For the fiscal years ended June 30, 2008 and 2009, the operating results arising from the Other segment were Ps. 0.0 million and Ps. 2.9 million, respectively.

Leases and Services Segment

As of June 30, 2009, we owned a majority interest in, and operated, a portfolio of eleven shopping centers in Argentina, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), one is located in the greater Buenos Aires area (Alto Avellaneda), and the rest are located in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza and Córdoba Shopping Villa Cabrera in the City of Córdoba).

16

ALTO PALERMO S.A. (APSA)

Annual Report

Our shopping centers comprise a total of 287,543 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not our tenants). Total tenant sales in our shopping centers, (excluding Dot Baires Shopping), as reported by retailers, were approximately Ps. 4,094.7 million for the fiscal year ended June 30, 2009 and Ps. 3,702.3 million for the fiscal year ended June 30, 2008 (with Dot Baires Shopping, the total sales to June 30, 2009 were of Ps. 4,194.2 million). Tenant sales at our shopping centers are relevant to our revenues and profitability because they are one of the factors that determine the amount of rent that we charge our tenants. They also affect the tenants’ overall occupancy costs as a percentage of the tenant’s sales.

As of June 30, 2009, we owned and/or operated the following eleven shopping centers in Argentina:

	Effective Interest	Location
Paseo Alcorta	100%	City of Buenos Aires, Argentina
Patio Bullrich	100%	City of Buenos Aires, Argentina
Abasto	100%	City of Buenos Aires, Argentina
Alto Palermo	99.999%	City of Buenos Aires, Argentina
Buenos Aires Design	53.684%	City of Buenos Aires, Argentina
Dot Baires Shopping	80%	City of Buenos Aires, Argentina
Alto Avellaneda	100%	Buenos Aires, Argentina
Alto Noa	100%	Salta, Argentina
Alto Rosario	100%	Santa Fe, Argentina
Mendoza Plaza	100%	Mendoza, Argentina
Córdoba Shopping Villa Cabrera	100%	Córdoba, Argentina

Tenant Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the fiscal years stated below:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	Ps.	Ps.	Ps.
Abasto	573,814,588	720,398,373	774,496,092
Alto Palermo	502,220,444	631,821,667	745,008,569
Alto Avellaneda	418,349,117	560,693,754	696,502,305
Paseo Alcorta	321,948,304	385,515,939	374,756,633
Patio Bullrich	226,200,714	271,411,516	274,923,406
Alto Noa	130,318,508	173,998,891	211,353,264
Buenos Aires Design	110,722,931	132,952,563	129,072,350
Mendoza Plaza	337,757,597	433,394,266	436,599,085
Alto Rosario	204,430,069	271,331,827	318,443,541
Córdoba Shopping- Villa Cabrera	—	120,827,838	133,526,649
Dot Baires Shopping	—	—	99,478,084

Total sales (2)	2,825,762,272	3,702,346,634	4,194,159,978

(1)	Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.
(2)	Excludes sales from stands and spaces used for special exhibitions.

17

ALTO PALERMO S.A. (APSA)

Annual Report

The following table shows certain information on shopping centers in which we held an interest as of June 30, 2009:

	Acquisition date	Gross leaseable area (1)	Number of stores	Occupation percentage (2)	Alto Palermo’s Interest percentage	Book value as of June 30, 2009 (3)
		(sqm)		(%)	(%)	(Ps.)
Abasto (4)	7/94	37,604	173	99,8	100	166,763
Alto Palermo (5)	11/97	18,635	145	100,0	100	156,549
Alto Avellaneda (6)	11/97	37,298	144	100,0	100	83,904
Paseo Alcorta	6/97	14,385	111	97,9	100	74,004
Patio Bullrich	10/98	11,741	85	99,6	100	95,866
Alto Noa (7)	3/95	18,851	88	99,9	100	23,047
Buenos Aires Design (8)	11/97	13,750	64	98,8	54	11,184
Mendoza Plaza (9)	12/94	41,118	150	96,8	100	84,740
Alto Rosario (10)	11/04	28,640	145	95,0	100	80,845
Córdoba Shopping –Villa Cabrera- (11)(12)	12/06	15,789	106	96,4	100	66,872
Dot Baires Shopping (13)	05/09	49,731	153	99,9	80	506,568

Total		287.542	1.364	98,5		1.350.342

(1)	Excludes the gross leaseable area occupied by hypermarkets that are not our tenants.
(2)	Calculated by dividing square meters leased under leases in effect by gross leasable area as of June 30, 2009.
(3)	Book value equals cost of acquisition of fixed assets or development plus improvements, (adjusted for inflation until February 28, 2003), less accumulated depreciation and impairment charges / recovery.
(4)	Excludes approximately 3,732 square meters of space occupied by Museo de los Niños, Abasto.
(5)	On November 18, 1997, we acquired a 75% interest in the property and on December 23, 1997, we acquired the remaining 25%.
(6)	On November 18, 1997, we acquired a 50% interest in the property and on December 23, 1997, we acquired the remaining 50%.
(7)	In March 1995, September 1996 and January 2000, we acquired a 50%, 30% and 20% interest in the property, respectively.
(8)	We own a 54% interest in the company which holds the concession to operate this property. We consolidate sales of this shopping center. The amounts shown reflect 100% of the gross leasable area, the total number of stores and of the percentage leased. During May 2006, we acquired an additional 3% interest, increasing our interest from 51% to 53.7%.
(9)	During the fiscal year ended June 30, 2008, we increased our interest in Mendoza Plaza Shopping S.A. from 85.4% to 100%.
(10)	Excludes approximately 1,260 square meters of space occupied by Museo de los Niños, Rosario and also the lots Junín and Tedhy.
(11)	Excludes square meters of space occupied by Supermarket.
(12)	On December 27, 2006, we acquired a 100% interest in the property (see note 8.d to our basic financial statements).
(13)	Includes square meters of space occupied by Supermarket.

18

ALTO PALERMO S.A. (APSA)

Annual Report

Occupancy Rate

The following table sets forth the occupancy rate expressed as a percentage of the gross leasable area as of the dates stated below:

	As of June 30,
	2007	2008	2009
Abasto	97.0	99.6	99.8
Alto Palermo	99.6	100.0	100.0
Alto Avellaneda	95.0	99.8	100.0
Paseo Alcorta	99.0	99.5	97.9
Patio Bullrich	100.0	100.0	99.6
Alto Noa	100.0	100.0	99.9
Buenos Aires Design	100.0	100.0	98.8
Mendoza Plaza	95.9	97.7	96.8
Alto Rosario	93.4	99.2	95.0
Córdoba Shopping Villa Cabrera	—	97.2	96.4
Dot Baires Shopping	—	—	99.9

Overall Average	97.8	99.3	98.5

Rental Price

The following table shows the annual average rental price per square meter for the fiscal years ended June 30, 2007, 2008 and 2009:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(Ps.)	(Ps.)	(Ps.)
Abasto	1,273.2	1,436.8	1,710.8
Alto Palermo	2,925.0	3,058.5	3,580.8
Alto Avellaneda (2)	1,099.8	972.4	1,156.0
Buenos Aires Design	633.7	672.8	731.1
Paseo Alcorta	2,074.2	2,313.8	2,408.7
Patio Bullrich	2,051.1	2,095.6	2,254.6
Alto Noa	343.9	461.2	502.6
Alto Rosario	484.2	608.6	746.5
Mendoza Plaza	455.6	537.0	546.8
Córdoba Shopping- Villa Cabrera (3)	—	557.8	590.7
Dot Baires Shopping (4)	—	—	1,162.4

(1)	Annual rental price per gross leasable square meter reflects the sum of base rent, percentage rent and revenues from admission rights divided by gross leasable square meters.
(2)	Alto Avellaneda´s revenue fall per square meter in fiscal year 2008, is due to the inclusion of 11,600 sqm belonging to Falabella.
(3)	The values of 2008 were modified taking into account the surface area of the cinemas.
(4)	Dot’s values adjusted and calculated on an annual basis as the actual value only comprises one month and 19 days.

19

ALTO PALERMO S.A. (APSA)

Annual Report

Lease Expirations

The following table sets forth the schedule of estimated lease expirations for our shopping centers for leases in effect as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration as of June 30:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	543	91,548	32%	73,730,303	32%
2011	331	42,251	15%	54,185,002	23%
2012	294	37,483	13%	52,686,545	23%
2013 and subsequent years	196	116,260	40%	52,314,176	22%
Total (2)	1,364	287,542	100%	232,916,026	100%

(1)	Including the vacant stores as of June 30, 2009. A lease may be associated to one or more stores..
(2)	Including the base rent and does not reflect our ownership interest in each property.

Depreciation

The net book value of the properties has been determined using the straight-line method of depreciation calculated over the useful life of the property. For more information, see our audited annual consolidated financial statements included elsewhere herein.

Detailed Information about each of our Shopping Centers

Set forth below is information regarding our shopping center portfolio, including tables with the names of the five largest tenants of each shopping center and certain lease provisions agreed with such tenants.

Abasto, City of Buenos Aires.

Abasto is a 173-store shopping center property located in the center of the City of Buenos Aires with direct access from the Carlos Gardel subway station, six blocks from the Once railway terminal and near the highway to Ezeiza International Airport. Abasto opened on November 10, 1998. We invested US$111.6 million in Abasto. The main building is a landmark building that, between 1889 and 1984 was the primary fresh produce market for Buenos Aires. We converted the property into an 116,646 square meter shopping center (including parking and common areas) with approximately 37,604 square meters of gross leasable area (41,336 square meters if we consider Museo de los Niños). Abasto is the fourth largest shopping center in Argentina in terms of gross leasable area. This shopping center is close to Torres de Abasto, our developed residential apartment complex, and to Coto supermarket.

Abasto includes a food court with 27 restaurants, a multiplex cinema with 12 movie theaters and seating for approximately 3,100 people covering an area of 8,021 square meters, entertainment facilities and a 3,732 square meter children’s museum (it is not included in the gross leasable area). The shopping center is spread out over five levels and has a 1,200-car parking lot consisting of 40,169 square meters.

Abasto’s target clientele consists of middle-income individuals between the ages of 25 and 45 which we believe represent a significant portion of the population in this area of Buenos Aires.

20

ALTO PALERMO S.A. (APSA)

Annual Report

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 774.5 million, representing annual sales per square meter of approximately Ps. 20,596.1. Revenues from leases increased from approximately Ps. 70.3 million for the fiscal year ended June 30, 2008 to Ps. 78.1 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps. 147.8 in 2008 and Ps. 173.1 in 2009.

As of June 30, 2009, the occupancy rate in Abasto was 99.8%.

Abasto’s five largest tenants

Abasto’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 11.6% of its gross leasable area as of June 30, 2009 and approximately 7.2% of the annual base rent for the fiscal year ended on such date.

The following table provides certain information about Abasto’s five largest tenants:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Garbarino	Houseware	656.7	1.7
Zara	Great Shop of Clothes and footwear	1,908.7	5.1
Frávega	Houseware	885.2	2.4
Mc Donald’s	Food	636.2	1.7
Compumundo	Houseware	246.5	0.7
Total		4,333.3	11.6

Tenant mix of Abasto

The following table sets forth the tenant mix of the types of business in Abasto:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	12,242.7	32.6
Clothes and footwear	15,403.4	41.0
Miscellaneous	3,193.9	8.4
Home & Houseware	3,685.1	9.8
Restaurant	2,321.0	6.2
Services	757.9	2.0
Total	37,604.0	100.0

21

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Abasto

The following table sets forth certain information relating to the revenues of Abasto for the period indicated:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	31,516.5	38,708.0	46,384.7
Percentaje rent (1)	11,955.3	15,686.4	14,169.8
Total rent	43,471.8	54,394.4	60,554.4
Revenues from admission rights (2)	7,053.5	8,443.0	10,265.5
Management fees	960.0	960.0	1,200.0
Parking	3,945.2	5,418.2	5,920.4
Other	949.2	1,094.3	193.0

Total	56,379.7	70,309.9	78,133.3

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expiration for Abasto

The following table includes the lease expiration for Abasto during the periods indicated for existing leases as of June 30, 2009, assuming that none of these tenants will exercise their renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2010	85	21,485	57	18,971,797	46
2011	41	4,376	12	9,627,275	23
2012	35	3,571	9	7,958,963	19
2013 and subsequent years	12	8,172	22	5,043,979	12

Total	173	37,604	100	41,602,014	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Alto Palermo, City of Buenos Aires

Alto Palermo is a 145-store shopping center which opened in 1990 in a well-known middle class and densely populated neighborhood named Palermo in the City of Buenos Aires. Alto Palermo is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires with nearby access from the Bulnes subway station. Alto Palermo has a total constructed area of 65,029 square meters (including parking) that consists of 18,635 square meters of gross leasable area. The shopping center has an entertainment center and a food court with 19 restaurants. Alto Palermo is spread out over four levels and has a 654-car pay parking lot of 32,405 square meters. Alto Palermo’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

22

ALTO PALERMO S.A. (APSA)

Annual Report

During fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 745.0 million, which represented annual sales per square meter of approximately Ps. 39,979.0. Revenues from leases increased from approximately Ps.70.3 million for the fiscal year ended June 30, 2008 to Ps. 82.6 million for the fiscal year ended June 30, 2009, which represented monthly revenues per gross leasable square meter of Ps. 315.9 in 2008 and Ps. 369.5 in 2009.

As of June 30, 2009, the occupancy rate in Alto Palermo was 100%.

Alto Palermo’s five largest tenants

Alto Palermo’s five largest tenants (in terms of sales) accounted for approximately 17.3% of its gross leasable area at June 30, 2009 and approximately 9.5% of its annual base rent for the fiscal year ended on such date.

The following table describes Alto Palermo’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,384.0	7.4
Garbarino	Houseware	185.7	1.0
Sony Style	Houseware	784.7	4.2
Frávega	Houseware	155.8	0.8
Just for Sport	Clothes and footwear	724.3	3.9
Total		3,234.5	17.3

Tenant Mix of Alto Palermo

The following table sets forth the tenant mix of the types of businesses in Alto Palermo:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	1,308.5	7.0
Clothes and footwear	9,900.7	53.1
Miscellaneous	1,744.0	9.4
Home & Houseware	1,641.0	8.8
Restaurant	2,357.3	12.7
Services	1,683.5	9.0

Total	18,635.0	100.0

23

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Alto Palermo

The following table sets forth certain information relating to the revenues derived from Alto Palermo during the following periods:

	Fiscal year ended June 30 (1)
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	35,427.1	42,873.2	51,374.6
Percentage rent (1)	8,491.8	11,569.2	13,037.8
Total rent	43,918.9	54,442.4	64,412.4
Revenues from admission rights (2)	9,346.0	10,259.7	11,371.0
Management fees	965.0	960.0	960.0
Parking	3,215.7	4,401.8	5,744.7
Other	292.3	266.3	146.5

Total	57,737.9	70,330.2	82,634.6

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Palermo

The following table shows a schedule of lease expirations for Alto Palermo during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise their renewal options or terminates their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	57	5,146	28	12,463,927	31
2011	47	4,303	23	13,492,518	33
2012	31	3,045	16	9,437,422	23
2013 and subsequent years	10	6,141	33	5,350,285	13

Total	145	18,635	100	40,744,152	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Alto Avellaneda, greater Buenos Aires area

Alto Avellaneda is a 144-store suburban shopping center that opened in October 1995 and is located in the City of Avellaneda, which is on the southern border of the City of Buenos Aires. This shopping center is next to a railway terminal and is close to downtown Buenos Aires. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking) which consists of 37,298 square meters of gross leasable area. The shopping center has a multiplex cinema with six movie theatres, the first Wal-Mart superstore in Argentina, a bowling center, an entertainment center, a food court with 18 restaurants and an anchor store, Falabella, that opened on April 28, 2008. Wal-Mart (not included in gross leasable area) purchased the space it occupies, but it pays for its pro rata share of the common expenses of Alto Avellaneda. The shopping center has a 2,700-car free parking lot consisting of 47,856 square meters.

Alto Avellaneda Shopping’s targeted clientele consists of middle-income individuals between the ages of 16 and 30.

24

ALTO PALERMO S.A. (APSA)

Annual Report

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 696.5 million which represents annual revenues per square meter of approximately Ps.18,674.0. Revenues from leases increased from approximately Ps.40.5 million for the fiscal year ended June 30, 2008 to Ps.48.1 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps. 91.2 in 2008 and Ps. 107.4 in 2009.

As of June 30, 2009, the occupancy rate in Alto Avellaneda was 100.0%.

Alto Avellaneda’s five largest tenants

Alto Avellaneda’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 34.4% of its gross leasable area as of June 30, 2009 and approximately 21.3% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Avellaneda’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor Store	11,629.0	31.2
Garbarino	Houseware	356.3	1.0
Frávega	Houseware	340.0	0.9
Compumundo	Houseware	190.6	0.5
Sport Line	Sports Clothes and footwear	292.3	0.8
Total		12,808.2	34.4

Tenant mix of Alto Avellaneda

The following table sets forth the tenant mix of the types of business in Alto Avellaneda:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	7,189.7	19.3
Clothes and footwear	11,005.5	29.5
Miscellaneous	2,047.1	5.5
Home & Houseware	2,731.2	7.3
Restaurant	1,924.4	5.2
Services	771.1	2.0
Anchor Store	11,629.0	31.2

Total	37,298.0	100.0

25

ALTO PALERMO S.A. (APSA)

Annual Report

Revenues from Alto Avellaneda

The following table sets forth certain information relating to the sales of Alto Avellaneda for the following periods:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(in thousands of Ps.)
Ingresos:
Base rent	18,269.5	22,915.5	30,534.8
Percentage rent (1)	8,079.1	12,179.3	11,068.0
Total rent	26,348.6	35,094.8	41,602.8
Revenues from admission rights (2)	3,716.2	4,550.0	5,582.3
Management fees	600.0	600.0	600.0
Other	584.1	270.3	266.1

Total	31,248.9	40,515.1	48,051.2

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Avellaneda

The following table sets forth a schedule of lease expirations for Alto Avellaneda during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2010	59	10,683	29	8,073,125	30
2011	43	7,126	19	7,956,934	29
2012	29	2,708	7	4,084,701	15
2013 and subsequent years	13	16,781	45	7,210,625	26

Total	144	37,298	100	27,325,385	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Buenos Aires Design, City of Buenos Aires

Buenos Aires Design is a shopping center with 64 stores specialized in interior and home decoration stores which opened in 1993. We own a 53.64% interest in Emprendimiento Recoleta S.A., the company which has the concession to operate Buenos Aires Design. The other shareholder of Emprendimiento Recoleta S.A. is Hope Funds, which has recently acquired a 46.32% interest.

As a result of a public auction, in February 1991, the City of Buenos Aires granted to Emprendimiento Recoleta a 20-year concession to use a plot of land in the Centro Cultural Recoleta. There can be no assurance that the City of Buenos Aires will extend the term of this concession upon its expiration in 2013. The concession agreement provides for Emprendimiento Recoleta to pay the City of Buenos Aires a monthly amount of Ps. 20,168. It establishes that the concession may be terminated for any of the following reasons, among others: material breach of the obligations of the parties, which with regard to Emprendimiento Recoleta include: (i) breach of applicable law, (ii) change of the purpose of the area under

26

ALTO PALERMO S.A. (APSA)

Annual Report

concession; (iii) non payment of the monthly fee for two consecutive periods; (iv) destruction or abandonment of the area under concession; (v) bankruptcy or liquidation; (vi) restitution of the plot of land under concession, which shall only take place for public interest reasons.

In June 1991, we entered into an agreement with the shareholders of Emprendimiento Recoleta providing our administration of Buenos Aires Design for a monthly administration fee of 10% of the net expenditures of Expenses.

Buenos Aires Design is in an exclusive neighborhood named Recoleta in the City of Buenos Aires, near Libertador Avenue and downtown Buenos Aires. Buenos Aires Design is located in one of Buenos Aires’ most popular tourist attraction areas as many exclusive hotels and restaurants are located in this area due to its closeness to the National Museum of Fine Arts, the Museum of Modern Art and other popular cultural institutions.

Buenos Aires Design has a total constructed area of 26,131.5 square meters (including parking) that consists of 13,750 square meters of gross leaseable area. The shopping center has 7 restaurants anchored by the Hard Rock Café and a terrace that covers 3,700 square meters. The shopping center is divided into two floors and has a 174-car pay parking lot.

Buenos Aires Design’s targeted clientele consists of upper-middle income individuals between the ages of 25 and 45.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 129.1 million which represents annual sales per square meter of approximately Ps. 9,387.1. Revenues from leases increased from approximately Ps. 12.0 million for the fiscal year ended June 30, 2008 to Ps. 13.0 million for the fiscal year ended June 30, 2009 which represent monthly sales per gross leasable square meter of Ps. 71.2 in 2008 and Ps. 78.6 in 2009.

As of June 30, 2009, the occupancy rate in Buenos Aires Design was 98.8%.

Buenos Aires Design’s five largest tenants

Buenos Aires Design’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 21.7% of its gross leasable area as of June 30, 2009 and approximately 18.9% of its annual base rent for the fiscal year ended on such date.

The following table contains certain information about Buenos Aires Design’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Morph	Bazaar and Gifts	1,032.3	7.5
Hard Rock Café	Restaurant Bazaar/Gifts	1,215.9	8.8
Barugel Azulay	Home	311.8	2.3
Bazar Geo	Bazaar/Gifts	258.0	1.9
Kalpakian	Home	165.8	1.2

Total		2,983.8	21.7

27

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Buenos Aires Design

The following table sets forth the tenant mix of the types of businesses in Buenos Aires Design:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Miscellaneous	2,551.3	18.5
Home & Houseware	7,835.8	57.0
Restaurant	3,255.6	23.7
Services	107.3	0.8

Total	13,750.0	100.0

Revenues from Buenos Aires Design

The following table sets forth certain information relating to the revenues of Buenos Aires Design during the following periods:

	Fiscal year ended June 30, (1)
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	6,495.6	7,244.8	8,232.0
Percentage rent (2)	1,003.5	1,504.3	1,050.4
Total rent	7,499.1	8,749.1	9,282.4
Revenues from admission rights (3)	1,365.3	1,388.3	1,503.3
Management fees	459.8	603.3	728.3
Parking	989.2	1,220.0	1,440.6
Other	45.3	59.5	9.9

Total	10,358.7	12,020.2	12,964.5

(1)	It does not reflect our interest in the property.
(2)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(3)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

28

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Buenos Aires Design

The following table shows a schedule of lease expirations for Buenos Aires Design during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminates its lease early:

Lease Agreements expiration:	Number of Lease Agreements to Expirer (2)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps )	(%)
2010	24	5,840	42	3,024,938	37
2011	14	2,108	15	2,017,954	25
2012	20	2,428	18	2,379,954	29
2013 and subsequent years	6	3,374	25	716,390	9

Total	64	13,750	100	8,139,236	100

(1)	It does not reflect our holding in the property.
(2)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Paseo Alcorta, City of Buenos Aires

Paseo Alcorta is a 111-store shopping center which opened in 1992, located in the residential area of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, and a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking) that consists of 14,385 square meters of gross leasable area. Paseo Alcorta has a food court with 17 restaurants and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it occupies but pays for its pro rata share of the common expenses of the shopping center’s parking lot. Paseo Alcorta is spread out over three shopping center levels and has a pay parking lot (as from beginning June 2008) for approximately 1,300 cars.

Paseo Alcorta’s targeted clientele consists of high-income individuals between the ages of 34 and 54.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps.374.8 million which represents annual sales per square meter of approximately Ps. 26,051.9. Revenues from leases increased from approximately Ps. 37.4 million for the fiscal year ended June 30, 2008 to Ps.39.1 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps. 215.5 in 2008 and Ps. 226.3 in 2009.

As of June 30, 2009, the occupancy rate in Paseo Alcorta was 97.9%.

Paseo Alcorta’s five largest tenants

Paseo Alcorta’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 14.2% of its gross leasable area as of June 30, 2009 and approximately 8.9% of its annual base rent for the fiscal year ended on such date.

29

ALTO PALERMO S.A. (APSA)

Annual Report

The following table provides certain information about Paseo Alcorta’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great Shop of Clothes and footwear	1,100.4	7.6
Frávega	Houseware	210.8	1.5
Rapsodia	Clothes and footwear	258.2	1.8
Kartun	Miscellaneous	230.0	1.6
Etiqueta Negra	Clothes and footwear	248.9	1.7

Total		2,048.3	14.2

Tenant mix of Paseo Alcorta

The following table sets forth the tenant mix of the types of businesses in Paseo Alcorta:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	1,183.0	8.2
Clothes and footwear	7,522.2	52.3
Miscellaneous	1,286.5	8.9
Home & Houseware	1,562.8	10.9
Restaurant	1,121.7	7.8
Services	1,709.1	11.9

Total	14,385.3	100.0

Revenues from Paseo Alcorta

The following table sets forth certain information relating to the revenues of Paseo Alcorta during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	18,184.1	21,938.2	24,663.7
Percentage rent (1)	6,684.2	8,156.0	6,095.7
Total rent	24,868.3	30,094.2	30,759.4
Revenues from admission rights (2)	5,007.2	5,833.3	6,490.9
Management fees	360.0	480.0	480.0
Parking		364.0	1,026.7
Other	1,005.4	638.7	309.9

Total	31,240.9	37,410.2	39,066.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

30

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Paseo Alcorta

The following table shows a schedule of lease expirations for Paseo Alcorta during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercises renewal options or terminates its lease early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2010	52	7,890	55	10,112,871	47
2011	28	2,695	19	5,135,299	24
2012	27	2,434	17	5,511,980	25
2013 and subsequent years	4	1,366	9	900,000	4

Total	111	14,385	100	21,660,150	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Patio Bullrich, City of Buenos Aires

Patio Bullrich is an 85-store shopping center which opened in 1988 and the first shopping center to start operations in the City of Buenos Aires. We acquired Patio Bullrich on October 1, 1998 for US$72.3 million.

Patio Bullrich is in the neighborhood of Recoleta, one of the most prosperous areas of the City of Buenos Aires. This district is a residential, cultural and tourist center that includes distinguished private homes, historical sites, museums, theatres and embassies. The shopping center is located within walking distance of the most prestigious hotels of Buenos Aires and the subway, bus and train systems. Additionally, the shopping center is only 10 minutes by car from the downtown area of the City of Buenos Aires.

Patio Bullrich has a total constructed area of 29,982 square meters (including parking) that consist of 11,741 square meters of gross leasable area and common areas covering 12,472 square meters. The shopping center has a multiplex cinema with four movie theatres with 1,381 seats and a food court of 13 restaurants. The shopping center is spread out over four levels and has a pay parking lot for 215 cars in an area consisting of 4,825 square meters.

Patio Bullrich is one of the most successful shopping centers in Argentina in terms of sales per square meter. Its targeted clientele consists of high-income individuals.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 274.9 million that represent annual sales per square meter of approximately Ps. 23,415.7. Revenues from leases increased from approximately Ps. 28.9 million for the fiscal year ended June 30, 2008 to Ps. 31.5 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps. 205.9 in 2008 and Ps. 223.8 in 2009.

As of June 30, 2009, the occupancy rate in Patio Bullrich was 99.6%.

Patio Bullrich’s five largest tenants

Patio Bullrich’s five largest tenants (in terms of sales in the shopping center) accounted for approximately 20.0% of its gross leasable area as of June 30, 2009 and approximately 15.7% of its annual base rent for the fiscal year ended on such date.

31

ALTO PALERMO S.A. (APSA)

Annual Report

The following table sets forth certain information about Patio Bullrich’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Zara	Great shop of clothes and footwear	786.0	6.7
Etiqueta Negra	Clothes and footwear	576.1	4.9
Rouge Internacional	Perfumery / Drugstore	599.6	5.1
La Martina	Clothes and footwear	108.3	0.9
Rapsodia	Clothes and footwear	279.5	2.4

Total		2,349.5	20.0

Tenant mix of Patio Bullrich

The following table sets forth the tenant mix of the types of businesses in Patio Bullrich:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	1,616.2	13.8
Clothes and footwear	7,410.5	63.1
Miscellaneous	1,480.2	12.6
Home & Houseware	219.6	1.9
Restaurant	941.4	8.0
Services	73.3	0.6

Total	11,741.2	100.0

Revenues from Patio Bullrich

The following table sets forth certain information relating to the revenues of Patio Bullrich during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	13,774.6	16,164.8	20,110.3
Percentage rent (1)	4,335.9	4,637.9	2,641.3
Total rent	18,110.5	20,802.7	22,751.6
Revenues from admission rights (2)	4,405.8	5,016.9	5,186.2
Management fees	690.0	780.0	960.0
Parking	1,722.3	2,165.4	2,547.7
Other	439.4	99.5	91.5

Total	25,368.0	28,864.5	31,537.0

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

32

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Patio Bullrich

The following table shows a schedule of lease expirations for Patio Bullrich during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	30	3,381	29	5,319,947	28
2011	26	3,363	29	6,983,642	36
2012	19	2,054	17	4,324,560	23
2013 and subsequent years	10	2,943	25	2,558,161	13

Total	85	11,741	100	19,186,310	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Alto Noa, City of Salta

Alto Noa is an 88-store shopping center that opened in 1994. Alto Noa is located in the City of Salta, the capital of the Province of Salta, in the northwestern region of Argentina. The province of Salta has a population of approximately 1.2 million inhabitants with approximately 0.6 million inhabitants in the City of Salta. The shopping center has a total constructed area of approximately 30,876 square meters (including parking) which consists of 18,851 square meters of gross leasable area. Alto Noa has a food court with 14 restaurants, a large entertainment center, a supermarket and a multiplex cinema with eight movie theatres. The shopping center is contained on one floor and has a free parking lot for 551 cars.

Alto Noa’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

On May 29, 1998, we entered into a lending facility agreement with Hoyts which established the terms of the construction and for the lease of space to operate a cinema complex in Alto Noa. Pursuant to this agreement, Hoyts agreed to finance up to US$ 4.0 million of the cost of the construction of the part of the building where the cinema complex would be located. Construction was completed in August 2000, at which time Hoyts started leasing the space for a period of ten years with options for Hoyts to renew the lease for two additional consecutive ten-year periods. The aggregate amount disbursed amounted to US$ 4.0 million as of October 2000. These borrowings accrue interest at the 180-day LIBOR plus 2-2.25%. Under the agreement, borrowings are being repaid by offsetting against the rent payable by Hoyts. The amount outstanding under this loan as of June 30, 2009 was Ps 3.4 million. If after 30 years of lease, the loan has not been repaid in its entirety, the remaining balance shall become due. Pursuant to Decree No. 214/02, the loan and the lease agreements, which were originally denominated in U.S. Dollars, were mandatorily converted into Pesos.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 211.3 million, which represents annual sales per square meter of approximately Ps. 11,211.8. Revenues from leases increased from approximately Ps. 9.6 million for the fiscal year ended June 30, 2008 to Ps. 10.9 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps. 42.5 in 2008 and Ps. 48.0 in 2009.

As of June 30, 2009, the occupancy rate in Alto Noa was 99.9%.

33

ALTO PALERMO S.A. (APSA)

Annual Report

Five largest tenants of Alto Noa

Alto Noa’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 32.9% of its gross leasable area as of June 30, 2009 and approximately 16.4% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Noa’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% Gross Leaseable Area
		(sqm)	(%)
Supermercado Norte	Supermarket	3,080.5	16.3
Garbarino	Houseware	408.3	2.2
Boulevard Casino	Gaming	519.6	2.8
Y.P.F.	Other	1,812.5	9.6
Frávega	Houseware	384.6	2.0

Total		6,205.5	32.9

Tenant mix of Alto Noa

The following table sets forth the types of businesses in Alto Noa:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	6,170.0	32.7
Clothes and footwear	3,522.7	18.7
Miscellaneous	6,127.7	32.5
Home & Houseware	1,312.7	7.0
Restaurant	1,260.9	6.7
Services	457.0	2.4

Total	18,851.0	100.0

Revenues from Alto Noa

The following table sets forth certain information relating to the revenues of Alto Noa during the following periods:

	Fiscal year ended June 30
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	4,454.1	5,984.2	7,065.4
Percentage rent (1)	1,659.6	2,807.5	2,655.1
Total rent	6,113.7	8,791.7	9,720.5
Revenues from admission rights (2)	362.4	686.9	912.8
Management fees			144.0
Other	159.2	143.7	87.5

Total	6,635.3	9,622.3	10,864.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

34

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Alto Noa

The following table shows a schedule of lease expirations for Alto Noa during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Leases to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps. )	(%)
2010	39	7,615	41	2,439,676	40
2011	30	5,911	31	1,868,910	31
2012	14	1,362	7	838,451	14
2013 and subsequent years	5	3,963	21	920,000	15

Total	88	18,851	100	6,067,037	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Mendoza Plaza, City of Mendoza

Mendoza Plaza is a 150-store shopping center which opened in 1992 and is in the City of Mendoza, the capital of the Province of Mendoza. As of June 30, 2009 we own a 100% interest in Mendoza Plaza Shopping S.A. The city of Mendoza has a population of approximately 1.0 million inhabitants, making it the fourth largest city in Argentina. Mendoza Plaza consists of 41,118 square meters of gross leasable area. Mendoza Plaza has a multiplex cinema covering an area of approximately 3,659 square meters with ten movie theatres, the Chilean department store Falabella, a food court with 22 restaurants, an entertainment center and a supermarket which is also a tenant. The shopping center has two levels and has a free parking lot for 2,600 cars.

Mendoza Plaza’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2009, shopping center visitors generated total retail sales in nominal value of approximately Ps. 436.6 million, which represents annual sales per square meter of approximately Ps. 10,618.2. Revenues from leases increased from approximately Ps. 24.2 million for the fiscal year ended June 30, 2008 to Ps. 25.5 million for the fiscal year ended June 30, 2009 which represent monthly revenues per gross leasable square meter of Ps. 50.9 in 2008 and Ps. 51.6 in 2009.

As of June 30, 2009, the occupancy rate was 96.8%.

Five largest tenants of Mendoza Plaza

Mendoza Plaza’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 43.7% of its gross leasable area as of June 30, 2009 and approximately 23% of its annual base rent for the fiscal year ended on such date.

35

ALTO PALERMO S.A. (APSA)

Annual Report

The following table sets forth certain information about Mendoza Plaza’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor store	8,563.0	20.8
Super Vea Plaza	Supermarket	4,498.0	10.9
Garbarino	Houseware	813.9	2.0
Frávega	Houseware	469.4	1.1
Cines MP	Cinema	3,658.9	8.9

Total		18,003.2	43.7

Tenant mix of Mendoza Plaza

The following table sets forth the types of businesses of the tenants in Mendoza Plaza:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	9,501.5	23.1
Clothes and footwear	9,140.0	22.2
Miscellaneous	6,537.8	15.9
Home & Houseware	2,898.3	7.0
Restaurant	3,104.4	7.6
Services	1,373.0	3.4
Anchor Store	8,563.0	20.8

Total	41,118.0	100.0

Revenues from Mendoza Plaza

The following table sets forth certain information relating to the revenues of Mendoza Plaza during the following periods:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	11,041.2	13,773.3	14,122.9
Percentage rent (1)	4,906.5	7,080.0	8,221.3
Total rent	15,947.7	20,853.3	22,344.2
Revenues from admission rights (2)	2,000.9	2,327.0	2,196.4
Management fees	367.1	478.8	611.3
Other	463.6	573.2	326.0

Total	18,779.3	24,232.3	25,477.9

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

36

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Mendoza Plaza

The following table shows a schedule of lease expirations for Mendoza Plaza during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	80	15,510	38	5,776,465	47
2011	46	4,529	11	3,280,191	26
2012	12	976	2	667,200	5
2013 and subsequent years	12	20,103	49	2,681,423	22

Total	150	41,118	100	12,405,279	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Alto Rosario, City of Rosario

Alto Rosario is a 145-store shopping center located in the city of Rosario, the third largest city in Argentina in terms of population. It has a total constructed area of approximately 100,750 square meters (including parking) which consists of 28,640 square meters of gross leasable area. Alto Rosario has a food court with 17 restaurants, a large entertainment center, a supermarket and a Showcase cinema with 14 state-of-the-art movie theatres. The shopping center occupies one floor and has a free parking lot for 1,736 cars.

Alto Rosario’s targeted clientele consists of middle-income individuals between the ages of 28 and 40.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 318.4 million, which represents annual sales per square meter of approximately Ps. 11,118.8. Revenues from leases increased from approximately Ps. 20.0 million for the fiscal year ended June 30, 2008 to Ps. 24.1 million for the fiscal year June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps. 58.5 in 2008 and Ps. 67.3 in 2009.

As of June 30, 2009, the occupancy rate in Alto Rosario was 95.0%.

Five largest tenants of Alto Rosario

Alto Rosario’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 37.3% of its gross leasable area as of June 30, 2009 and approximately 10.7% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Alto Rosario’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Frávega	Houseware	454.4	1.6
Cines Rosario	Cinemas	8,984.0	31.4
Sport 78	Sports Clothes and footwear	612.5	2.1
Red Megatone	Houseware	406.5	1.4
Compumundo	Houseware	232.5	0.8

Total		10,689.9	37.3

37

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Alto Rosario

The following table sets forth the types of businesses in Alto Rosario:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	10,041.6	35.1
Clothes and footwear	10,917.9	38.1
Services	1,166.0	4.1
Miscellaneous	1,934.6	6.7
Restaurant	2,154.3	7.5
Home & Houseware	2,425.6	8.5

Total	28,640.0	100.0

Revenues from Alto Rosario

The following table sets forth certain information relating to the revenues of Alto Rosario during the following period:

	Fiscal year ended June 30,
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	9,318.9	11,017.9	13,778.4
Percentage rent (1)	4,756.3	7,671.4	7,992.2
Total rent	14,075.2	18,689.3	21,770.6
Revenues from admission rights (2)	596.6	649.9	1,770.8
Management fees	420.0	450.0	525.0
Other	372.3	0.0	74.4

Total	15,464.1	19,789.2	24,140.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

Lease expirations for Alto Rosario

The following table shows a schedule of lease expirations for Alto Rosario during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire(1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	70	9,818	34	5,364,771	42
2011	27	4,441	16	2,144,783	17
2012	37	3,832	13	3,519,080	27
2013 and subsequent years	11	10,549	37	1,817,606	14

Total	145	28,640	100	12,846,240	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

38

ALTO PALERMO S.A. (APSA)

Annual Report

Córdoba Shopping Villa Cabrera.

On July 7, 2006, we executed a share purchase agreement jointly with our subsidiary Shopping Alto Palermo S.A. for the acquisition of all the shares held by Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. The price agreed upon for such transaction was set at a gross amount of US$12.0 million plus a variable amount (originally established in the contract), that was determined at Ps. 4.0 million. The Company’s incorporation was effective on December 31, 2006.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, which consists of 15,789 square meters of gross leasable area. Córdoba Shopping has 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents for us a growing opportunity in the shopping centers segment in line with the expansion strategy and presence in the principal markets inside the country.

During the fiscal year ended June 30, 2009, visitors to the shopping center generated total retail sales in nominal value of approximately Ps. 133.5 million, which represents annual sales per square meter of approximately Ps. 8,456.9. Revenues from leases increased for Ps. 10.6 million for the fiscal year ended June 30, 2008 to Ps. 11.3 million for the fiscal year ended June 30, 2009, which represent monthly revenues per gross leasable square meter of Ps. 87.1 in 2008 and Ps. 59.4 in 2009.

As of June 30, 2009, the occupancy rate was 96.4%.

Five largest tenants of Córdoba Shopping

Córdoba Shopping’s five largest tenants (in terms of sales in this shopping center) accounted for approximately 40.8% of its gross leasable area as of June 30, 2009 and approximately 10.6% of its annual base rent for the fiscal year ended on such date.

The following table sets forth certain information about Córdoba Shopping’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Cines Córdoba	Cinema	5,442.5	34.5
Mc Donald’s	Food	316.3	2.0
New Sport	Sports Clothes and footwear	205.2	1.3
Dexter	Clothes and footwear	402.5	2.5
Canotier	Clothes and footwear	84.0	0.5

Total		6,450.5	40.8

39

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Córdoba Shopping

The following table sets forth the types of businesses in Córdoba Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	6,078.3	38.5
Clothes and footwear	5,888.9	37.3
Services	580.1	3.7
Miscellaneous	971.5	6.1
Restaurant	1,274.4	8.1
Home & Houseware	995.8	6.3

Total	15,789.0	100.0

Revenues from Córdoba Shopping

The following table sets forth certain information relating to the revenues of Córdoba Shopping during the following periods:

	Fiscal year ended June 30
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	—	6,926.6	6,969.6
Percentage rent (1)	—	2,006.5	2,616.6
Total rent	—	8,933.1	9,586.2
Revenues from admission rights (2)	—	1,081.0	1,073.7
Management fees	—	386.4	478.5
Other	—	176.3	118.1

Total	—	10,576.8	11,256.5

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

40

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Córdoba Shopping

The following table shows a schedule of lease expirations for Córdoba Shopping during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	46	4,068	26	2,182,786	35
2011	29	3,399	22	1,677,496	27
2012	25	2,025	13	1,650,880	27
2013 and subsequent years	6	6,297	39	692,612	11
Total	106	15,789	100	6,203,774	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

Dot Baires Shopping

Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, of which 49,731 constitute Gross Leasable Area, 153 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles.

Dot Baires Shopping is located in the Saavedra neighborhood in the City of Buenos Aires, at the spot where Av. General Paz meets the Panamerican Highway and is the largest shopping center in the City of Buenos Aires in terms of square meters.

As of June 30, 2009, we have an 80% ownership interest in Panamerican Mall S.A.

For the fiscal year ended on June 30, 2009, visitors to the shopping center generated, as from its opening, total retail sales in nominal value of approximately Ps. 99.5 million, which represent annualized sales (i.e., averaging the months since the opening) for approximately Ps. 16,002.6 per square meter. Revenues from leases for the fiscal year ended June 30, 2009 was approximately Ps. 8.5 million, which represent monthly revenues per gross leasable square meter of Ps. 114.1.

As of June 30, 2009, the occupancy rate in Dot Baires Shopping was 99.9%.

Five largest tenants of Dot Baires Shopping

Dot Baires Shopping’s five largest tenants (in terms of sales of this shopping center) accounted for approximately 46.4% of its gross leasable area as of June 30, 2009 and approximately 2.8% of its annual base rent for the fiscal year ended on such date.

The following table describes Dot Baires Shopping’s five largest tenants as of June 30, 2009:

Tenant	Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
		(sqm)	(%)
Falabella	Anchor Store	8,086.7	16.3
Wal Mart	Supermarket	12,600.0	25.3
Zara	Great shop of Clothes and footwear	1,178.9	2.4
Garbarino	Houseware	472.5	1.0
Frávega	Houseware	675.4	1.4
Total		23,013.5	46.4

41

ALTO PALERMO S.A. (APSA)

Annual Report

Tenant mix of Dot Baires Shopping

The following table sets forth the types of businesses in Dot Baires Shopping:

Type of Business	Gross Leaseable Area	% of Gross Leaseable Area
	(sqm)	(%)
Entertainment	7,135.0	14.3
Clothes and footwear	12,693.1	25.5
Services	2,399.3	4.8
Miscellaneous	15,098.2	30.4
Restaurant	2,054.0	4.1
Home & Houseware	2,264.5	4.6
Anchor Store	8,086.7	16.3

Total	49,730.8	100.0

Revenues from Dot Baires Shopping

The following table sets forth certain information relating to the revenues of Dot Baires Shopping during the following periods:

	Fiscal year ended June 30
	2007	2008	2009
	(in thousands of Ps.)
Revenues:
Base rent	—	—	5,298.5
Percentage rent (1)	—	—	1,335.4
Total rent	—	—	6,633.9
Revenues from admission rights (2)	—	—	1,296.4
Management fees	—	—	200.0
Other	—	—	379.5

Total	—	—	8,509.8

(1)	Percentage rent is the revenue based on a specific percentage of gross sales of our tenants.
(2)	Admission rights are the revenues required to tenants for entering into a lease agreement or a lease agreement renewal.

42

ALTO PALERMO S.A. (APSA)

Annual Report

Lease expirations for Dot Baires Shopping

The following table shows a schedule of lease expirations for Dot Baires Shopping during the periods indicated for existing leases as of June 30, 2009, assuming that none of the tenants exercise renewal options or terminate their leases early:

Lease Agreements Expiration:	Number of Lease Agreements to Expire (1)	Square Meters of Leases to Expire	Square Meter Percentage of Leases to Expire	Amount of Lease Agreements to Expire	Percentage of Lease Agreements to Expire
		(sqm)	(%)	(Ps.)	(%)
2010	1	111	0	0	0
2011	0	0	0	0	0
2012	45	13,048	26	12,313,354	34
2013 and subsequent years	107	36,572	74	24,423,094	66
Total	153	49,731	100	36,736,448	100

(1)	Includes the vacant stores as of June 30, 2009. A lease may be associated to one or more stores.

New Projects and Undeveloped Properties.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of June 30, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2 “G” and 2 “H”) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

Acquisition of Soleil Factory, San Isidro, Province of Buenos Aires. On December 28, 2007, we entered into a preliminary sales agreement with INC S.A. concerning a partial conveyance of goodwill whereby we acquired one of the portions of goodwill formed by the shopping center known as “Soleil Factory” currently operating in the premises located in San Isidro, in northern Greater Buenos Aires. The closing of this transaction is subject to certain conditions precedent. The total price was US$ 20.7 million, of which we paid US$ 8.1 million as down payment. The balance of US$ 12.6 million will accrue an annual interest rate of 5% plus VAT and it will be repaid in 7 annual and consecutive installments. The first interest installment will be paid one year after the execution and delivery of the agreement and together with the payment of the last interest installment, the total outstanding balance will be repaid. At that time, we signed a letter of offer for the acquisition, construction and operation of a Shopping Center in the premises owned by INC S.A. in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subordinated to certain conditions precedent, including, but not limited to, the partial acquisition from INC S.A. of the going concern formed by the Shopping Center operating in Soleil Factory.

PAMSA-Dot Baires Offices. Panamerican Mall S.A., an Alto Palermo subsidiary, is in the process of completing the development of an office building with a gross leasable area of 9,700 sqm adjacent to the shopping center opened in May 2009, Dot Baires. This building will be operational in early 2010 and it shall mark the entrance by the Company in the booming rental office corridor in the northern area of the City of Buenos Aires.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 square meters. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

43

ALTO PALERMO S.A. (APSA)

Annual Report

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project within a 90-day term. Once such blueprints are registered, a 30-day term starts to run for the Municipality to render an opinion and as soon as the Parties agree on any potential objections raised against the Projects by the Municipality, the Company must start with the works within a 90-day term.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 square meters of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial plants and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to sector covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which Alto Palermo acts as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract. At June 30, 2009, the concession was in its 208th month with royalties in force for Ps. 12,565.

Caballito lot, Ferro Project. This is a property of approximately 23,389 square meters in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 square meters, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. We are currently working to define the commercial project. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property and it has been consented to by the City’s executive branch.

Coto Residential Project. We are the owners of an air space of about 24,000 sqm above the Coto hypermarket that is close to our Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood. As an event subsequent to the close of fiscal year 2008, a conditional barter agreement was executed, pursuant to which APSA would transfer to Cyrsa 112 parking units and the rights to erect on top of the hypermarket two building towers in so far as a number of conditions are met. In exchange, Cyrsa would deliver to APSA an as of yet undefined number of units in the building to be erected equivalent to 25% of the square meters that as a whole do not total less than four thousand and fifty-three square meters, with fifty square centimeters of own square meters to be built on the whole. Additionally, in the event there were any, Cyrsa would deliver to APSA a number of storage units equivalent to 25% of the storage units in the building to be erected. In addition, in the event of meeting the conditions precedent applicable to the transaction, Cyrsa would pay to APSA US$ 88,815 and would proceed with the works in the parking lots that APSA would receive from Coto. This payment would be made within 30 running days as from the execution of the barter deed. For this barter to be consummated, the conditions precedent require Coto, the current owner of the real estate mentioned above that currently hosts a hypermarket, retail stores and parking spaces, to provide certain essential services. Possession over the real estate shall be conveyed upon executing the title deed, scheduled to take place within 30 days counted as from the date on which APSA notifies Cyrsa of compliance with the conditions precedent. The transaction between Cyrsa and APSA totals US$ 5.9 million.

44

ALTO PALERMO S.A. (APSA)

Annual Report

Beruti lot. In June 2008, we acquired a plot of land situated at Berutti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Shopping Alto Palermo”. The transaction involved a surface area of 3,207 square meters for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

Consumer Financing Segment

We participate in the consumer financing business through our subsidiary Tarshop, in which we hold a 93.4% interest.

The Argentine consumer financing market revolves basically around two main instruments: credit cards and unsecured loans, both in cash and through consumption financing at retail stores. These two modalities entail the involvement of two types of entities: those regulated by the Law of Financial Institutions (Law No. 21,526) that include banks and financial institutions and unregulated institutions, such as Tarshop.

In turn, Tarshop’s business structure includes (i) Credit Cards, (ii) Unsecured Loans, (iii) Consumer Financing at Retail Stores and (iv) Peripherals. As regards the Credit Card segment that does business as “Tarjeta Shopping”, Tarshop is responsible for issuance, processing and sales which in turn affords the company the advantage of being flexible in the design of plans that meet the needs of both target customers and the retail stores that operate with the company.

As of June 30, 2009, Tarshop had 855,000 customer accounts, 422,000 of which posted balances, with an average outstanding amount of Ps. 1,438 per account. The total portfolio amounted to Ps. 819 million, with 59.3% being securitized through the Tarjeta Shopping Financial Trust Program.

Tarshop’s current business network is made up by 22 points of sale scattered throughout the City of Buenos Aires, Greater Buenos Aires, Córdoba, Tucumán, Salta and Jujuy. As of June 30, 2009, the retail stores that accept payments through the Tarshop credit card were more than 40,000, 41% of which post transactions on a regular basis. On the whole, more than 6.6 million transactions have been posted during the year mentioned.

In addition, Tarshop owns a 50% stake in Metroshop S.A., with the remaining 50% being owned by Metronec S.A. Metroshop S.A. is a company engaged in the commercialization of credit cards with an embedded chip that allows automatic access to the main means of transportation and unsecured loans through an independent distribution network. Tarshop’s involvement consists in processing the products commercialized by Metroshop.

In the course of fiscal year 2009 and as a result of the international financial context, the need arose for us to review the general and particular economic prospects of the Company’s activities, and to take certain measures, all of them aimed at strengthening the business in the face of the prevailing economic conditions.

To face the increasing volatility in the international financial context and to provide Tarshop with a capital base in consonance with the current market conditions, in the first quarter of fiscal 2009 APSA decided to take part in a capital increase for up to the amount of Ps. 60 million, thereby increasing its ownership interest in the company from 80% to 93.4%.

The following are some of the decisions made during fiscal year 2009:

(i)	Readjustment of the operational structure to align it to the new business scenario.

45

ALTO PALERMO S.A. (APSA)

Annual Report

(ii)	Adjustments in plans involving both cash and Consumer Financing at retail stores.

(iii)	Changes in Loan Origination Policies.

(iv)	Reinforcement of Collection Management.

(v)	Analysis and implementation of new funding tools.

(vi)	Adjustment of the uncollectibility provisioning policies through the establishment of a criterion stricter than that suggested by the Central Bank.

In the second quarter of fiscal year 2009 we provided financial aid to Tarshop in the amount of Ps. 105 million which was subsequently accepted as irrevocable capital contributions. The adoption of this measure aimed at strengthening’s Tarshop’s balance sheet and at reinforcing its financial position in the face of the delicate situation prevailing in the financial trust market in which a part of Tarshop’s businesses are conducted and of Tarshop’s very low capitalization compared to its competitors.

As a result of the actions implemented in fiscal year 2009, Tarshop’s loan portfolio, net of write-offs and including securitized coupons as of June 30, 2009 stood at Ps. 627 million, 33.9% less than the Ps. 948 million portfolio held a year earlier.

As regards collections, loans overdue for periods ranging from 90 to 180 days as of June 30, 2009 stood at 6.5% of the portfolio net of write-offs.

Finally, starting in the third quarter of fiscal year 2009, a drop has been noted in losses, compared to those posted for previous periods, which can be explained by the decisions implemented and the improvement in capitalization combined with a relative stabilization in local financial markets, a drop in uncollectibility charges and a decrease in operating expenses.

The table below contains information about our consumer financing business for the relevant fiscal years:

	Fiscal year ended June 30,
	2007	2008	2009
	(in million Pesos - constant currency)
Revenues from sales:
Revenues from services (1)	116.4	157.8	117.7
Interest	65.0	54.3	56.1
Commissions to retail stores	23.8	31.4	25.2
Revenues from services rendered to Metroshop	1.7	5.6	5.9
Other revenues from services rendered	2.3	6.4	6.4
Income/(loss) on portfolio securitization	4.6	13.4	11.5
Total revenues from sales	213.8	268.9	222.8

(1)	These are revenues from: fees on the grant of loans, account maintenance and management, collections procedures, selling expenses and purchases in installments.

Purchase and credit card

Tarshop operates in this business as an issuing and financing company, as a processor of its own card trademark, and as payer to the network of stores accepting the product.

Tarjeta Shopping is accepted in over 40,000 affiliated stores, including the main supermarket, household appliances chains, and shopping centers.

46

ALTO PALERMO S.A. (APSA)

Annual Report

Through Tarjeta Shopping, Tarshop provides a wide variety of benefits, such as exclusive discounts and promotions, financing plans in installments, cash advances in the ATM networks all over the country, balance financing through minimum payments, and it also facilitates balance payments at several collection entities, automatic teller machine networks, internet, direct debits through customers’ debit cards and certainly at Tarshop’s own branch network.

A differentiating element of Tarshop’s competitive strategy is its ability to establish the eligibility of customers, and grant them their credit card immediately embossing plastics on the spot, at the branch, which allows the customers to have immediate use of the product.

The main channels for attracting customers are our branch offices, reinforced by booths and points of sale in our shopping centers and retail stores.

Cash loans and consumer financing at stores

Tarshop’s loans business operates through two distinct modalities:

•	Personal loans granting cash amounts without a fixed use, called “Préstamos Tarshop.”

•	Consumer financing at stores, granting loans to individuals intending to purchase a specific good, for a fixed amount in a store, called “Créditos Tarshop.”

Cash loans are granted in fixed installments in pesos and the terms offered vary according to market conditions.

Ease of access also applies to payments of installments as they can be channeled through different means, such as collections entities, networks of automatic teller machines, over the Internet, through direct debits from customers’ bank accounts and through Tarshop’s own branch of networks.

“Créditos Tarshop” are loans granted immediately, upon the customer’s submittal of the relevant documents. The store submits this documentation to our processing center where, after the relevant analysis of the documents, we decide whether the credit is granted.

“Créditos Tarshop” constitute a product with major potential: they turn each affiliated store into a small branch, with no need for the infrastructure of a store. This modality applies mainly to stores that sell durable and semi-durable products.

Distribution Network

At present, Tarshop has 22 points of sale, including our shopping centers Alto Avellaneda, Alto Palermo, Abasto and Dot Baires, as well as storefronts in major commercial centers located in the District of Avellaneda, downtown Buenos Aires and in the cities of Lomas de Zamora, Morón, Quilmes, Liniers, Florencio Varela, San Justo, Moreno, Merlo, among others. It also has branches in the Provinces of Córdoba, Tucumán, Salta and San Salvador de Jujuy.

We have promotion booths and account representatives at Supermercados Coto in the cities of Lanús and Temperley and Supermercado Hiper Libertad located in the city of Salta. We have strategic alliances with certain major household appliances and motorcycle stores, where purchases can be made through the “Créditos Tarshop” system: credit can be granted on the spot with no need for a card for making the first purchase.

Each branch is organized as an independent business unit as regards commercial matters: they handle the resources required for attaining their commercial objectives concerning invoicing and account opening. Besides, Tarshop has its own structure of cashiers at branches for collection of account statement balances and for the automatic grant of cash loans to customers with facilities and procedures for fund management and transportation similar to those used in banks.

47

ALTO PALERMO S.A. (APSA)

Annual Report

Loan Origination Process

The loan origination process is based on the enforcement of credit policies laid down by the Risk Committee with parameters set up in the system.

Credit assessment is a three-step process: verification and control of documents submitted and data provided by the customer, analysis of credit history in the financial market and credit limit allocation. Such information is validated by various credit bureaus.

As a part of the credit assessment process, there is the involvement of the Fraud Department in the validation of data through the enforcement of prevention policies.

The allocation of a credit limit consists in the assessment of the amount to be granted according to the level of indebtedness, income and risk score within certain parameters. The calculation of income may take into account the income of one or more members of the applicant’s family group, who are required to submit evidence of the documents as a guarantee.

For existing customers, Tarshop defines limit extension policies processed by the Credit Department.

Portfolio Analysis and Maintenance

Resorting to statistical techniques and massive information handling tools geared towards mitigating credit risk, Tarshop supervises and monitors the behavior of its customer portfolio and the various economic conditions in the market that may have an adverse bearing customers’ repayment duties.

Besides, Tarshop deploys strategies consisting in acquisitions, cross-selling and maintenance of its portfolio in connection with its various target segments.

Collection Process

Tarshop’s collection process is carried out according to the strategy defined by its Risk Management group.

It is divided into different tranches of default and it starts with preventive actions taken through a system of automatic calls to accounts deemed by the Company as prospectively risky.

The internal management process starts through a telephone call by the Collection Group Call Center and relies on telephone management supported by a predictive dialing device. It is simultaneously supplemented by letters and automatic messages.

This process intensifies as account default moves forward. When internal management is unsuccessful, collection management is referred in a pre-litigation instance to external law firms hired for that purpose.

Upon expiration of the term for external pre-litigation we perform a portfolio analysis and the accounts that may be subject to judicial proceedings are grouped together. Any accounts not fulfilling the requirements to bring legal action are referred to Collection Agents who visit the defaulting customers personally at their home address.

Throughout the process the use of mitigation tools is assessed, ranging from refinancing to payment reduction settlements.

The policies for allowances for bad debts are similar to those established by the Banco Central de la República Argentina (Central Bank of the Republic of Argentina)1.

[1]

The allowance for bad debts was estimated based on credit classification performed according to criteria related to debtors’ obligation default levels, and according to this classification the minimum allowance criteria arising from Communication “A” 2729 and amendments of the Banco Central de la República Argentina have been applied.

In addition, the Company verifies whether the allowance raised as explained in the paragraph above is sufficient by assessing the portfolio that exhibits uncollectibility risk and based on its performance.

48

ALTO PALERMO S.A. (APSA)

Annual Report

The following table describes the allowance percentages calculated by Tarshop based on the regulations of the Central Bank.

Arrears	Allowance (days)%
Regular Compliance	0 to 31	1
Inadequate Compliance	32 to 90	5
Deficient Compliance	91 to 180	25
Difficult Recovery	181 to 365	50

The table below provides information about our loan portfolio (including the securitized fraction):

	June 30,
	2007 (1)		2008 (1)
Portfolio condition
Regular compliance (2)	627,4	86.71%	779,3	83.36%
Overdue:
31-89 days	26,2	3.62%	33,2	3.55%
90-180 days	37,8	5.22%	55,5	5.94%
181-365 days	32,2	4.45%	66,9	7.16%
Total	723,6	100.00%	934,9	100.00%
Over 365 days and under legal proceedings (3)	55	—	109,7	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	35.6%	—	46.3%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	4.7%	—	7.7%

(1)	In million Pesos.
(2)	Regular compliance loans, with delinquencies not in excess of 30 days.
(3)	Loans covered by a bad debt allowance at 100%.

49

ALTO PALERMO S.A. (APSA)

Annual Report

	June 2009 (1)
Portfolio condition
Regular compliance (2)	455,2	74.32%
Overdue:
31-89 days	26,4	4.31%
90-180 days	41,9	6.84%
181-365 days	89,0	14.53%
Total	612,5	100.00%
Over 365 days and under legal proceedings (3)	206,5	—
Allowance for bad debts over the regular compliance portfolio as % of delinquent portfolio	—	64.40%
Allowance for bad debts over the regular compliance portfolio as % of regular compliance portfolio	—	16.54%

Funding

For funding, Tarshop has principally resorted to the issuance of financial trusts subject to public offering, and it has its own Trust Securitization Program under which more than 50 series have been issued.

In the course of this fiscal year, we reinforced Tarshop’s financial situation through a capital increase and irrevocable contributions for Ps. 165 million, which improved all of the Company’s debt ratios and balance sheet indicators. The Company’s shareholders’ equity grew from Ps. 29.3 million as of June 30, 2008 to Ps. 100.2 million as of June 30, 2009.

As of June 30, 2009, the Company’s own portfolio stood for 40.7% of its total portfolio whereas as of June 30, 2008 it had only stood for 22.0%.

In the course of this fiscal year, Tarshop issued trusts through the public offering system for Ps. 586.4.

In addition, in the course of this fiscal year, the Company entered into a funding agreement with Banco Itaú Argentina S.A. for Ps. 50 million for a one-year term; as of June 30, 2009 the Company carried bank loans for Ps. 34.6 million.

Technology

The Company relies on technological applications to support all business processes, from origination to account opening, issue of cards, transaction validation, loan management, customer management, generation and printing of bills, payments to affiliated stores, collections, trust management and delinquency management, to name but a few.

For the past two years, Tarshop has been implementing world-class applications that have proven to be successful all over the world, as is the case of SAP for ERP and of Avaya for comprehensive customer relationship management.

As regards the business’ core applications, which are maintained in-house, the Company deploys a strategy consisting in continuously improving its core applications based on careful supervision of the business’ key indicators in order to make improvements in those spots where the business needs them most. Examples of this strategy were the integration between the Company’s core application and the collection procedure application and the telephone communications scheme which resulted in streamlined collections and better customer service.

50

ALTO PALERMO S.A. (APSA)

Annual Report

Besides, the Company’s web-services platform was renewed, which in turn led to automating contacts with customers and affiliated stores as well as improved loan sales at retail stores.

As regards the IT governance methodology, Tarshop is carrying out a process to re-convert the various activities in the area based on the best practices prescribed by ITIL and in compliance with SOX requirements.

Competition

Shopping centers

Given that most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following table shows certain information concerning the most significant owners and operators of shopping centers in Argentina.

Company	Shopping Center	Location (1)	Gross leasable area	Stores	% of gross leasable area at national level (2)	Stores (2)
					(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,336	173	2.79%	3.19%
	Alto Palermo Shopping	CABA	18,635	145	1.26%	2.68%
	Buenos Airess Design(3)	CABA	13,750	64	0.93%	1.18%
	Dot Baires Shopping	CABA	49,731	153	3.37%	2.82%
	Paseo Alcorta(4)	CABA	53,035	111	3.59%	2.05%
	Patio Bullrich	CABA	11,741	85	0.79%	1.57%
	Córdoba Shopping(4)	Córdoba	22,771	106	1.54%	1.96%
	Alto Avellaneda(4)	GBA	37,298	144	2.52%	2.66%
	Mendoza Plaza Shopping(4)	Mendoza	41,118	150	2.78%	2.77%
	Alto Rosario (4)	Rosario	40,901	145	2.76%	2.68%
	Alto Noa(4)	Salta	18,851	88	1.27%	1.62%
			349,167	1.364	23.60%	25.18%

Cencosud S.A.

	Portal de Palermo(4)	CABA	32,252	36	2.18%	0.65%
	Portal de Madryn	Chubut	4,100	26	0.28%	0.48%
	Factory Parque Brown(4)	GBA	31,468	91	2.13%	1.68%
	Factory Quilmes(4)	GBA	40,405	47	2.73%	0.87%
	Factory San Martín(4)	GBA	35,672	31	2.41%	0.57%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	3.44%	2.42%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.78%	2.70%
	Portal Canning(4)	GBA	15,114	21	1.02%	0.39%
	Portal de Escobar(4)	GBA	31,995	31	2.16%	0.57%
	Portal Lomas(4)	GBA	32,883	50	2.22%	0.92%
	Unicenter Shopping(4)	GBA	94,279	287	6.37%	5.30%
	Portal de los Andes(4)	Mendoza	30,558	47	2.07%	0.87%
	Portal de la Patagonia(4)	Neuquén	34,230	93	2.31%	1.72%
	Portal de Rosario(4)	Rosario	66,361	182	4.49%	3.36%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.44%	1.74%

	Subtotal		562,644	1,313	38.03%	24.24%

Other Operators
Subtotal			567,758	2,740	38.37%	50.58%
Total			1,479,569	5,417	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina that are members of the Argentine Chamber of Shopping Centers (CASC). Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A. in ERSA, the company that operates the concession of this building, is 53.7%,.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

51

ALTO PALERMO S.A. (APSA)

Annual Report

Consumer Financing

The credit card market in Argentina is highly competitive due to (i) the active participation in this market of substantially all international and domestic banks conducting business in Argentina. Our main competitors in various segments of the credit card market include:

•	International and domestic Cards: Visa, Master, AMEX, Cabal and Diners.

•	Regional and zonal cards: Naranja, Provencred and Credilogros, Italcred, Carta Sur and Credial.

•	Closed cards: Falabella, Garbarino, Frávega, Musimundo, Carrefour and Johnson’s.

•	Banks: Columbia, Itaú, Comafi, Privado, Hipotecario, Macro, Standardbank.

•	International financial companies: GE Money, Cetelem and AIG (Efectivo Sí).

Service corporate agreements entered into with CRESUD SACIF y A. and IRSA

In view of the fact that the Company, Cresud and IRSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing the individual efficiencies of each company in the different areas of operations management.

Within this context, on June 30, 2004, a Framework Agreement for the Exchange of Corporate Services was executed by and between IRSA and APSA, which was subsequently amended on August 23, 2007.

Then, on August 15, 2008, a Second Shared Services Agreement was executed by and amongst Cresud, IRSA and APSA that currently involves the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Purchases and Procurement, Messenger Services, Contracts, Technical, Infrastructure and Services, Internal Audit, Planning and Development, Development of Works, Real Estate, Hotels and Tourism, and Risks and Processes. This Agreement for the exchange of Corporate Services does not fall under the provisions of section 73 of Decree 677/01 currently in force.

52

ALTO PALERMO S.A. (APSA)

Annual Report

The exchange of services consists in the provision of services for valuable consideration in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies have hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

Looking forward, and as a continuation of the policy of generating a streamlined distribution of corporate resources amongst the various areas, this agreement could be extended to other areas that the Company shares with IRSA and Cresud.

It should be noted that, notwithstanding this procedure, IRSA, Cresud and APSA maintain total independence in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE.

Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Abraham Perelman has been charged with the operation and implementation of the agreement on behalf of our company, Cedric Bridger shall represent IRSA, and Daniel E. Mellicovsky shall represent Cresud. All these individuals are members of the Audit Committees of their respective companies.

Compliance with currently applicable environmental rules and regulations

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

53

ALTO PALERMO S.A. (APSA)

Annual Report

6.	Financial Summary

Our total consolidated debt outstanding as of June 30, 2009 amounted to Ps. 928.0 million, 69.5% of this total was denominated in US Dollars and the remaining 30.5% was denominated in Pesos.

The following table presents certain information about our indebtedness as of June 30, 2009 with a breakdown of its main components:

	Debt as of June 30, 2009
	Currency	Less than a year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total	Average rate %
	(in thousands)
Financial and Bank Loans
Convertible Notes (1)	USD	7,959	—	—	—	179,324	187,283	10%
Series I Notes (1) (2)	USD	4,775	—	—	—	436,655	441,430	7.88%
Series II Notes (1) (2)	PS.	40,440	39,765	39,771	—	—	119,976	11%
Expenses incurred to issue the notes	PS.	(833)	(608)	(514)	(484)	(1,933)	(4,372)	—
Bank overdrafts	PS.	81,807	—	—	—	—	81,807	21.03%
Banco Nación	PS.	30,000	—	—	—	—	30,000	18.04%
Banco Ciudad	PS.	15,000	—	—	—	—	15,000	16.89%
Standard Bank Argentina S.A.	PS.	13,958	—	—	—	—	13,958	17.55%
Nuevo Banco Industrial de Azul S.A.	PS.	2,600	—	—	—	—	2,600	22.76%
Banco Supervielle S.A.	PS.	1,380	—	—	—	—	1,380	20.44%
Banco CMF S.A.	PS.	3,000	—	—	—	—	3,000	25.50%
Banco Itaú Buen Ayre S.A.	PS.	3,999	—	—	—	—	3,999	22.13%
Banco de Servicios y Transacciones S.A.	PS.	3,733	—	—	—	—	3,733	25.58%
Banco BNP Paribas	PS.	5,500	—	—	—	—	5,500	19.86%
Interest payable from Financial Trust Series LII, LIII and LIV	PS.	4,867	—	—	—	—	4,867	—
Interest on bank loans	PS.	1,698	—	—	—	—	1,698	—

Total bank and financial loans		219,883	39,157	39,257	(484)	614,046	911,859

On the acquisition of the Berutti lot	USD	15,626	—	—	—	—	15,626

Total Mortgage Loans		15,626	—	—	—	—	15,626
Other loans	USD / PS.	315	158	—	—	—	473

Total debt		235,824	39,315	39,257	(484)	614,046	927,958

(1)	Includes interest
(2)	Net of repurchased notes

54

ALTO PALERMO S.A. (APSA)

Annual Report

10% Convertible Notes due 2014. On July 19, 2002 we issued US$ 50.0 million Convertible Notes (the “Convertible Notes”) in exchange for cash and settlement of certain liabilities with our shareholders. Raymond James Argentina, Sociedad de Bolsa S.A. acted as underwriting and placement agent and the offer was fully subscribed. The proceeds of the issue of Convertible Notes was used to settle short-term bank loans in the sum of Ps. 27.3 million, and to redeem preferred corporate notes issued by us in the principal amount of Ps. 52.8 million. Convertible Notes accrue interest (payable semi-annually) at a 10.0% fixed annual rate, and are convertible, at any time, at the holder’s option into common shares at a par value of Ps. 0.10 per share. Translation rate per US dollar is Ps. 3.08642 or the result obtained from dividing the exchange rate effective at translation date by the par value of our common shares, whichever is lower. Maturity date of Convertible Notes was July 19, 2006, but at a special noteholders’ meeting held on May 2, 2006, the noteholders approved the extension of the maturity date of Convertible Notes to July 19, 2014; the other terms and conditions remained unchanged. During the fiscal years 2007, 2006, 2005, 2004 and 2003 the holders of approximately US$ 2.77 million of our Convertible Notes exercised their conversion rights; therefore, we issued 1,539,000; 52,741,373; 22,852,514 and 4,829,745 common shares, respectively. As of June 30, 2009 the outstanding balance of our Convertible Notes was US$ 47.2 million. If all the noteholders exercise their conversion rights, our common shares would increase from Ps. 782.1 million to Ps. 2,239.7 million.

Loans granted by Standard Bank, Nuevo Banco Industrial de Azul, Banco CMF, Banco Supervielle and Banco Itaú. Our subsidiary Tarshop pledged in favor of Standard Bank Argentina S.A. (loan for Ps.14,191,393), Participation Certificates corresponding to Series XLII, XLIV, XLVI and XLVIII Tarjeta Shopping Financial Trusts, in favor of Nuevo Banco Industrial de Azul S.A. (loan for Ps.2,639,551), Participation Certificates corresponding to Series XXXIV and XXXVI Tarjeta Shopping Financial Trusts, in favor of Banco CMF S.A. (loan for Ps.3,008,469), Participation Certificates corresponding to Series XXIX, XXX and XXXIII Tarjeta Shopping Financial Trusts, in favor of Banco Supervielle S.A. (loan for Ps. 1,392,052), Participation Certificates corresponding to Series XXXII, XXXVII and XXXVIII Tarjeta Shopping Financial Trusts and in favor of Banco Itaú Buen Ayre S.A. (loan for Ps.4,009,945), Participation Certificates corresponding to Series XXXIX and XL Tarjeta Shopping Financial Trusts.

Series I and Series II Notes. On May 11, 2007 Alto Palermo S.A. issued two new Series of Notes totaling US$170 million. Serie I corresponds to the issue of US$120 million maturing on May 11, 2017, at a 7.875% interest rate payable semi-annually on May 11 and November 11 each year starting on November 11, 2007. The principal amount of this Series is due in a single installment at maturity. Series II corresponds to the issue of Ps. 154.0 million (equivalent to US$50 million) maturing on June 11, 2012, at an 11% fixed interest rate payable semi-annually on June 11 and December 11 each year starting on December 11, 2007. The principal amount is payable in seven equal and consecutive semi-annual installments starting on June 11, 2009. The first principal installment of Series II was repaid in the last month of fiscal year 2009.

These issue constitute Series I and II within the Global Note Program for a nominal value of up to US$ 200,000,000 (the “Program”) authorized by the Argentine Securities Commission pursuant to its Resolution No. 15.614 dated April 19, 2007.

Series I and Series II Notes have been rated by Standard & Poor´s Ratings Services (“S&P”) and Fitch Ratings Ltd. (“Fitch”). S&P has awarded to both Series I and Series II an international B+ rating and a local raAA- rating, whilst Fitch has awarded to both Series I and Series II an international B+ rating and a local AA-(arg) rating.

Purchase of Alto Palermo Series 1 Notes. During fiscal year 2009 we bought US$ 5.0 million in nominal value of our Series I Notes at fixed interest rate, due in June 2017 and issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.3978 for a total of US$ 1.9 million.

55

ALTO PALERMO S.A. (APSA)

Annual Report

Purchase of Alto Palermo Series 2 Notes. During fiscal year 2009 we bought US$ 3.2 million in nominal value of our Series II Notes at fixed interest rate, due in June 2012 (Argentine Peso-Linked Note) and issued under the Global Note Program for up to US$ 200,000,000. As a weighted average, the price paid was US$ 0.75 for a total of US$ 2.25 million. Therefore, at the end of fiscal 2009, our holdings in portfolio of our Series 2 Notes was US$ 4.8 million in nominal value.

The following are some of the Company’s most important financial ratios:

	June 30, 2009 (in thousand Ps.) (5)	June 30, 2008 (in thousand Ps.) (5)	Variation (in thousand Ps.) (5)	Difference (%)
EBITDA (1)	182,100	238,855	(56,755)	(23.8)%
EBITDA per share	0.00233	0.00305	(0.00072)	(23.6)%
EBITDA per share - Fully Diluted	0.00071	0.00108	(0.00037)	(34.3)%

EBITDA Leases and Services	302,070	256,079	45,991	18.0%
EBITDA Consumer Financing	(122,868)	(17,259)	(105,609)	611.9%
EBITDA Other	2,899	35	2,864	8,182.9%

Financial Indebtedness (2)	830,543	757,560	72,983	9.6%
Shares outstanding	78,206,421	78,206,421	—	—
Quantity of shares - Fully Diluted	257,530,886	221,070,921	36,459,965	16.5%
Share price	0.00480	0.01150	(0.00670)	(58.3)%
Market capitalization	375,391	899,374	(523,983)	(58.3)%
Market capitalization - Fully Diluted	1,236,148	2,542,316	(1,306,168)	(51.4)%
Net Firm Value (3)	998,241	1,295,658	(297,417)	(23.0)%
Net Firm Value - Fully Diluted	1,679,674	2,795,735	(1,116,061)	(39.9)%
Financial debt / Net Firm Value	0.83	0.58	0.25	43.1%

FFO (4)	70,821	151,685	(80,864)	(53.3)%
FFO per share	0.00091	0.00194	(0.00103)	(53.3)%
Income/(loss) for the year	(22,060)	79,970	(102,030)	(127.6)%

(1)	Operating income/(loss) plus Fixed assets’ depreciation and Intangibles’ amortization. The EBITDA indicator is not deemed to be a generally accepted accounting measurement and thus it should not be used as a measure of financial or operating performance.
(2)	Financial Indebtedness net of accrued interest and of the expenses incurred to issue the notes to be accrued (includes financial debts with investees under Section 33 of Law No. 19,550).
(3)	Shares outstanding at their quoted price at the end of each fiscal year, plus financial indebtedness less cash and banks and current investments.
(4)	Funds from operations calculated as Income/(loss) for the year before Other income and expenses, amortizations and depreciations. FFO is not considered to be a generally accepted accounting measure and therefore, it should not be used as a measure of financial or operating performance.
(5)	It may be the case that figures do not sum due to rounding.

56

ALTO PALERMO S.A. (APSA)

Annual Report

7.	Management Discussion and Analysis of the Company’s Results of Operations and Financial Resources

Revenues

Our net revenues rose by 0.4%, from Ps. 640.2 million during the fiscal year ended June 30, 2008 up to Ps. 642.6 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 54.2 million decrease in the revenues of our Consumer Financing segment (formerly designated as “Credit Card”); (ii) a Ps. 50.6 million increase in the revenues of our Leases and Services segment and; (iii) a Ps. 5.3 million increase in the revenues from our Other segment mainly arising from the barter of a plot of land adjacent to the Alto Rosario Shopping Center.

Leases and Services. Revenues from Leases and Services rose by 14.6%, from Ps. 347.3 million during the fiscal year ended June 30, 2008 to Ps. 397.9 million during the fiscal year ended June 30, 2009. This was mainly due to a Ps. 44.3 million increase in revenues from rentals and admission fees owing to: (i) a higher average price per square meter, (ii) new revenues from the opening of Dot Baires Shopping and (iii) a 13.3 % increase in our tenants’ total sales, which grew from Ps. 3,702.3 million for the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million for the fiscal year ended on June 30, 2009, which in turn led to an increase in percentage rentals.

Consumer Financing. The revenues of our Consumer Financing segment decreased by 18.6%, from Ps. 291.0 million during the fiscal year ended June 30, 2008 down to Ps. 236.8 million during the fiscal year ended June 30, 2009. This was due to decreases in: (i) sales at retail stores and supermarkets; (ii) the loans granted; (iii) the cards issued and (iv) the number of account statements issued.

Other. The revenues of the Other segment went from Ps. 3.7 million during the fiscal year ended June 30, 2008 up to
Ps. 9.0 million during the fiscal year ended June 30, 2009, mainly due to the barter of a plot of land adjacent to the Alto Rosario Shopping Center.

	Net revenues for the fiscal years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	397.9	347.3
Consumer Financing	236.8	291.0
Other	9.0	3.7
Eliminations	-1.1	-1.8

Total revenues	642.6	640.2

57

ALTO PALERMO S.A. (APSA)

Annual Report

Costs

Total costs rose by 15.8%, up from Ps. 206.0 million during the fiscal year ended June 30, 2008 to Ps. 238.5 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 20.3 million increase in the costs of our new Consumer Financing segment, (ii) a Ps. 10.1 million increase in the costs of the Leases and Services segment; and (iii) a Ps. 2.4 million increase in costs from our Other segment. Total costs as a percentage of total revenues had risen by 32.2% in the fiscal year ended June 30, 2008, whilst they grew by 37.1% during the fiscal year ended June 30, 2009, as a result of a higher percentage increase in total costs compared to the total revenues during this fiscal year.

Leases and Services. Costs in the Leases and Services segment grew by 10.2%, up from Ps. 98.8 million during the fiscal year ended June 30, 2008 to Ps. 108.9 million during the fiscal year ended June 30, 2009. This increase was mainly attributable to: (i) a Ps. 13.5 million increase in the charge for depreciations and amortizations and (ii) a Ps. 4.2 million increase in the parking costs, which were partially offset by (iii) a Ps. 4.3 million decrease in the costs for unrecovered common maintenance expenses; and (iv) a Ps. 2.5 million decrease in the costs related to refurbishments and changes in leaseable areas. The costs in our Leases and Services segment as a percentage of this segment’s revenues diminished from 28.4% in the fiscal year ended on June 30, 2008 to 27.4% during the fiscal year ended June 30, 2009, as a result of a smaller increase, of 10.2%, in this segment’s costs compared to the 14.6% increase in revenues for this fiscal year.

Consumer Financing. The costs in our Consumer Financing segment grew by 19.1%, from Ps. 106.4 million during the fiscal year ended June 30, 2008 to Ps. 126.7 million during the fiscal year ended June 30, 2009. This was mainly due to increases in: (i) commission and interest costs, (ii) salaries and social security contributions costs; (iii) public utilities costs; (iv) Fixed assets’ depreciation costs, (v) rentals and common maintenance expenses costs and (vi) taxes and miscellaneous rates’ costs, partially offset by (vii) a decrease in fees and third parties’ services. The costs in our Consumer Financing segment as a percentage of this segment’s revenues grew from 36.6% in the fiscal year ended on June 30, 2008 to 53.5% during the fiscal year ended June 30, 2009, as a result of a 19.1% increase in this segment’s costs compared to the 18.6% decrease in revenues for this fiscal year.

58

ALTO PALERMO S.A. (APSA)

Annual Report

Other. The costs in our Other segment grew by 66.7% up from Ps. 3.6 million during the fiscal year ended June 30, 2008 to Ps. 6.0 million during the fiscal year ended June 30, 2009, as a result of two barters of plots of land adjacent to the Alto Rosario Shopping Center.

Costs	Costs for the Fiscal Years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	-108.9	-98.8
Consumer Financing	-126.7	-106.4
Other	-6.0	-3.6
Eliminations	3.1	2.8

Total Costs	-238.5	-206.0

Gross profit

As a result of the circumstances above mentioned, our Gross profit dropped by 6.9%, from Ps. 434.2 million during the fiscal year ended June 30, 2008 to Ps. 404.1 million during the fiscal year ended June 30, 2009. Gross profit as a percentage of total revenues, dropped from 67.8% in the fiscal year ended June 30, 2008 to 62.9% during the fiscal year ended June 30, 2009, mainly due to a decrease in the gross margins of our Consumer Financing segment which was partially offset by an improvement in the gross margin of our Leases and Services and Other segments.

Leases and Services. The Gross profit for the Leases and Services segment rose by 16.3% from Ps 248.5 million for the fiscal year ended June 30, 2008 to Ps. 289.0 million during the fiscal year ended June 30, 2009, mainly as a result of a 13.3% increase in our tenants’ total sales, which grew from Ps. 3,702.3 million for the fiscal year ended on June 30, 2008 to Ps. 4,194.2 million for the fiscal year ended on June 30, 2009, which resulted in higher percentage rentals. The Gross profit for the Leases and Services segment as a percentage of the total revenues for this segment grew from 71.5% during the fiscal year ended June 30, 2008 to 72.6% during the fiscal year ended June 30, 2009, mainly as a result of a 14.6% increase in the revenues for this segment compared to a 10.2% increase in costs for this fiscal year.

59

ALTO PALERMO S.A. (APSA)

Annual Report

Consumer Financing. The Gross profit for the Consumer Financing segment decreased by 40.4% from Ps. 184.6 million during the fiscal year ended June 30, 2008 to Ps. 110.1 million during the fiscal year ended June 30, 2009. The Gross profit for the Consumer Financing segment as a percentage of this segment’s revenues dropped from 63.4% during the fiscal year ended June 30, 2008 to 46.5% during the fiscal year ended June 30, 2009. This was mainly due to a 19.1% increase in this segment’s costs compared to an 18.6% decrease in revenues during this fiscal year.

Other. The Gross profit for our Other segment went from a Ps. 0.1 million profit during the fiscal year ended June 30, 2008 to a Ps. 3.0 million profit during the fiscal year ended June 30, 2009.

Gross profit	Gross profit for the fiscal years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	289.0	248.5
Consumer Financing	110.1	184.6
Other	3.0	0.1
Eliminations	2.0	1.0

Total Gross profit	404.1	434.2

Selling expenses

The Selling expenses dropped by 5.8%, down from Ps. 219.8 million during the fiscal year ended June 30, 2008 to
Ps. 207.0 million during the fiscal year ended June 30, 2009, mainly as a result of a Ps. 16.7 million decrease in the expenses from our Consumer Financing segment. The total Selling expenses as a percentage of total revenues decreased by 34.3% during the fiscal year ended June 30, 2008 to 32.2% during the fiscal year ended June 30, 2009, due to a 5.9% decrease in the Selling expenses compared to the 0.4% increase in the revenues for this year.

Leases and Services. The Selling expenses of the Leases and Services segment rose by 18.1%, up from Ps. 24.8 million during the fiscal year ended June 30, 2008 to Ps. 29.3 million during the fiscal year ended June 30, 2009, as a result of: (i) a
Ps. 3.8 million increase in bad debts; (ii) a Ps. 1.0 million increase in expenses incurred for salaries and social security contributions, (iii) a Ps. 0.6 million increase in advertising expenses, partially offset by a (iv) Ps. 1.0 million decrease in expenses incurred for courses, trade fairs and events. The Selling expenses as a percentage of revenues in the Leases and Services segment sustained a slight increase, from 7.1% during the fiscal year ended June 30, 2008 to 7.4% during the fiscal year ended June 30, 2009.

Consumer Financing. The Selling expenses of the Consumer Financing segment dropped by 8.6%, down from Ps. 194.7 million during the fiscal year ended June 30, 2008 to Ps. 178.0 million during the fiscal year ended June 30, 2009, mainly due to: (i) a
Ps. 14.2 million decrease in advertising charges; (ii) a Ps. 10.3 million decrease in salaries and social security contributions, and (iii) a Ps. 7.9 million decrease in the fees for services charge, partially offset by (iv) an increase in bad debts for Ps. 18.9 million. The Selling expenses of the Consumer Financing segment as a percentage of this segment’s revenues grew from 66.9% during the fiscal year ended June 30, 2008 to 75.2% during the fiscal year ended June 30, 2009.

Other. The Selling expenses of our Other segment dropped from Ps. 0.3 million during the fiscal year ended June 30, 2008 to
Ps. 0.1 million during the fiscal year ended June 30, 2009.

60

ALTO PALERMO S.A. (APSA)

Annual Report

	Selling expenses for the fiscal years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	-29.3	-24.8
Consumer Financing	-178.0	-194.7
Other	-0.1	-0.3
Eliminations	0.4	0.0

Total Selling expenses	-207.0	-219.8

Administrative expenses

The Administrative expenses rose by 19.2%, up from Ps. 51.1 million during the fiscal year ended June 30, 2008 to
Ps. 60.8 million during the fiscal year ended June 30, 2009. This increase is mainly due to: (i) a Ps. 6.3 million increase in the expenses incurred by our Consumer Financing segment and (ii) a Ps. 3.5 million increase in the expenses incurred by the Leases and Services segment. The total Administrative expenses, as a percentage of total revenues, increased from 8.0% during the fiscal year ended June 30, 2008 to 9.5% during the fiscal year ended June 30, 2009 mainly due to a larger rise in the Administrative expenses of our Consumer Financing segment compared to its respective revenues during that fiscal year.

Leases and Services. The Administrative expenses of the Leases and Services segment rose by 8.7%, up from Ps. 40.4 million during the fiscal year ended June 30, 2008 to Ps. 43.9 million during the fiscal year ended June 30, 2009, as a result of: (i) a
Ps. 2.4 million increase the expenses related to taxes, rates and contributions, mainly arising from the tax on bank debits and credits and; (ii) a Ps. 1.7 million rise in fees for services, which were partially offset by a Ps. 1.1 million decrease in salaries and social security contributions. The Administrative expenses of the Leases and Services segment as a percentage of the revenues from this segment diminished from 11.6% during the fiscal year ended June 30, 2008 to 11.0% during the fiscal year ended June 30, 2009.

Consumer Financing. The Administrative expenses of the Consumer Financing segment increased by 58.9%, from
Ps. 10.7 million during the fiscal year ended June 30, 2008 up to Ps. 17.0 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a Ps. 3.5 million increase in salaries and social security contributions; (ii) a Ps. 1.3 million increase in taxes, rates and contributions and (iii) a Ps. 1.1 million increase in fees for services. The Administrative expenses of the Consumer Financing segment as a percentage of this segment’s revenues grew from 3.7% during the fiscal year ended June 30, 2008 to 7.2% during the fiscal year ended June 30, 2009.

Other. The Administrative expenses of our Other segment did not sustain significant variations.

61

ALTO PALERMO S.A. (APSA)

Annual Report

	Administrative expenses for the fiscal years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	-43.9	-40.4
Consumer Financing	-17.0	-10.7
Other	0.0	0.0
Eliminations	0.1	0.0

Total administrative expenses	-60.8	-51.1

Income/(loss) from retained interest in securitized receivables

The net loss from the retained interest in the Tarjeta Shopping trusts grew by Ps. 44.7 million, up from Ps. 1.3 million during the fiscal year ended June 30, 2008 to Ps. 46.0 million during the fiscal year ended June 30, 2009, as a result of: (i) the valuation of the Participation Certificates in the various Tarjeta Shopping Financial Trust Series, (ii) Comparison of said valuation to their Fair Values and (iii) Income/(loss) from the securitization of credit card receivables (at the time of the public offering) of the various series of Tarjeta Shopping financial trusts. Regarding the valuation of the Certificates, it represented a Ps. 39.8 million loss. The main components of this charge are the delinquency in the portfolio (amounts written off, recoveries and re-financings) and changes in the delinquent portfolio.

The comparison of the equity values to their fair values yielded a Ps. 0.7 million loss.

The series subject to public offering yielded a Ps. 2.1 million loss resulting from the placement of 8 series for a total offering of Ps. 571.8 million.

Income/(loss) from recognition of inventories at net realizable value

The Income/(loss) from recognition of inventories at net realizable value sustained a 100 % reduction, down from Ps. 0.2 million during the fiscal year ended June 30, 2008 to Ps. 0.0 million during the fiscal year ended June 30, 2009.

Operating income/(loss)

As a result of the factors described above, the Operating income/(loss) decreased by 44.7%, down from Ps. 162.2 million during the fiscal year ended June 30, 2008 to Ps. 90.2 million during the fiscal year ended June 30, 2009, mainly due to (i) a
Ps. 108.8 million reduction in the Consumer Financing segment partially offset by (ii) an increase in the Operating income/(loss) for the Leases and Services segment for Ps. 32.6 million and in the Other segment for Ps. 2.9 million. The Operating income/(loss), as a percentage of total revenues shrank from 25.3% during the fiscal year ended June 30, 2008 to 14.0% during the fiscal year ended June 30, 2009, mainly as a consequence of the effect of the reduction in the operating margins of our Consumer Financing segment.

Leases and Services. The Operating income/(loss) in our Leases and Services segment grew by 17.8%, up from
Ps. 183.2 million income during the fiscal year ended June 30, 2008 to Ps. 215.8 million income during the fiscal year ended June 30, 2009, mainly due to the 14.6% rise in the revenues from this segment, partially offset by the 10.2% increase in direct operating costs, the 18.1% increase en Selling expenses and the 8.7% increase in Administrative expenses. The

62

ALTO PALERMO S.A. (APSA)

Annual Report

Operating income/(loss) for the Leases and Services segment as a percentage of this segment’s revenues grew from 52.7% during the fiscal year ended June 30, 2008 to 54.2% during the fiscal year ended June 30, 2009.

Consumer Financing. The operating loss of our Consumer Financing segment grew by Ps. 108.8 million, up from a Ps. 22.1 million loss during the fiscal year ended June 30, 2008 to a Ps. 130.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to the rise in costs, selling expenses and administrative expenses partially offset by this segment’s revenues. The Operating income/(loss) for the Consumer Financing segment as a percentage of this segment’s revenues went from (7.6%) during the fiscal year ended June 30, 2008 up to (55.3%) during the fiscal year ended June 30, 2009 as a result of the 19.1% increase in costs, the 58.9% increase in the administrative expenses and the 18.6% reduction in revenues for this fiscal year.

Other. The Operating income/(loss) for our Other segment rose by Ps. 2.9 million, up from an operating income of Ps. 0.0 million during the fiscal year ended June 30, 2008 to an operating income of Ps. 2.9 million during the fiscal year ended June 30, 2009.

	Operating income/(loss) for the fiscal years ended June 30,
	2009	2008
	(in million Ps.)
Leases and Services	215.8	183.2
Consumer Financing	-130.9	-22.1
Other	2.9	0.0
Eliminations	2.4	1.1

Total ordinary income	90.2	162.2

Income/(loss) on equity investees

The income/(loss) on equity investees did not sustain significant variations compared to the previous fiscal year.

Amortization of goodwill

The loss arising from Amortization of goodwill dropped by 31.8%, down from Ps. 2.2 million in the fiscal year ended June 30, 2008 to Ps. 1.5 million in the fiscal year ended June 30, 2009, mainly due to the completion of the amortization of the goodwill arising from the acquisition of Shopping Alto Palermo S.A.. This result includes the amortization of the goodwill recorded upon acquiring subsidiaries.

Financial and holding results, net

The Financial and holding results, net rose by Ps. 95.5 million, up from a net loss of Ps. 13.4 million during the fiscal year ended June 30, 2008 to a net loss of Ps. 108.9 million during the fiscal year ended June 30, 2009.

63

ALTO PALERMO S.A. (APSA)

Annual Report

The financial results generated by assets dropped by 48.9% down from Ps. 35.4 million in income during the fiscal year ended June 30, 2008 to Ps. 18.1 million in income during the fiscal year ended June 30, 2009, mainly due to: (i) a Ps. 21.6 million decrease in the income/(loss) from placements; (ii) a rise in the loss associated to the amounts discounted on non-current balances related to Value Added Tax for Ps. 8.9 million mainly arising from our Panamerican Mall S.A. subsidiary; partially offset by (iii) a Ps. 12.1 million rise in income from foreign exchange gains.

The financial results generated by liabilities sustained a net Ps. 78.1 million rise, from a Ps. 48.8 million loss during the fiscal year ended June 30, 2008 to a Ps. 126.9 million loss during the fiscal year ended June 30, 2009. This variation is mainly due to: (i) a Ps. 82.0 million increase in the foreign exchange gains/losses charge arising from a variation in the selling exchange rate between the US Dollar and the Argentine Peso during the fiscal year herein analyzed (it sustained a major increase from Ps. 3.025 at June 30, 2008 to Ps. 3.797 at June 30, 2009), in contrast to the situation a year earlier, when the exchange rate between the US Dollar and the Argentine Peso had sustained a decrease (from Ps. 3.093 at June 30, 2007 to Ps. 3.025 at June 30, 2008); and (ii) a Ps. 9.3 million increase in the financial expenses charge, partially offset by (iii) Ps. 13.2 million arising from the repurchase of our own Notes.

Other income and expenses, net

The Other income and expenses net sustained a Ps. 5.5 million decrease, down from income for Ps. 8.8 million during the fiscal year ended June 30, 2008 to income for Ps. 3.3 million during the fiscal year ended June 30, 2009. This was mainly due to: (i) a decrease in the reversal of provisions for lawsuits, which amounted to Ps. 4.9 million; (ii) a decrease in the reversal of allowances for bad debts, which amounted to Ps. 4.7 million and (iii) a decrease in the reversal of other provisions, which amounted to Ps. 2.4 million; partially offset by (iv) a reversal in the provisions for donations, which amounted to $ 7.9 million.

Income before taxes and minority interests

As a result of the factors described above, Income before taxes and minority interests dropped by 110.9% down from Ps. 155.4 million in income for the fiscal year ended June 30, 2008 to a Ps. 16.9 million loss for the fiscal year ended June 30, 2009.

Income tax

The amount charged as Income tax decreased by 78.0% down from Ps. 76.5 million during the fiscal year ended June 30, 2008 to Ps. 16.8 million during the fiscal year ended June 30, 2009. It should be noted that in determining the income tax expense, we used the deferred tax method, thus recognizing temporary differences between the accounting and tax measurement of assets and liabilities and the application of tax loss carryforwards. Therefore, the figure posted as income tax does not only relate to the amount payable but also reflects the recognition of the tax as per the accrual basis accounting.

Minority interests in investees

Income from minority interests in investees rose by Ps. 10.5 million up from Ps. 1.1 million in income for the fiscal year ended June 30, 2008 to Ps. 11.6 million in income for the fiscal year ended June 30, 2009. This rise is due to the changes in the losses incurred by Tarshop S.A. which rose from Ps. 18.6 million at June 30, 2008 to Ps. 94.1 million at June 30, 2009 and to our increase in the ownership interest we hold in the subsidiary.

64

ALTO PALERMO S.A. (APSA)

Annual Report

Net income

As a result of the factors described above, our Income/(loss) for the year diminished by 127.6% down from income for Ps. 80.0 million during the fiscal year ended June 30, 2008 to a Ps. 22.1 million loss during the fiscal year ended June 30, 2009.

65

ALTO PALERMO S.A. (APSA)

Annual Report

8.	Directors and Senior Management

Board of Directors

Our administration and management rest with our Board of Directors. Our bylaws provide that the Board of Directors will be comprised of a minimum eight and a maximum twelve directors and between eight and twelve alternate directors. The directors are elected by majority vote by our shareholders at a regular shareholders’ meeting for a three-year term and may be reelected indefinitely.

At present, our Board of Directors is comprised of ten directors and nine alternate directors. Alternate directors will be summoned to act as directors in case of absence, vacancy or demise, until a new director is appointed.

The table below contains the information on our Directors and Alternate Directors:

Name	Date of birth	Office held	Date of appointment to the current office	Term in office expires in	Office held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1994
Saúl Zang	12/30/1945	Vice-chairman	2006	2009	2003
Alejandro G. Elsztain	03/31/1966	Executive vice-chairman	2006	2009	2003
Daniel R. Elsztain	12/22/1972	Regular director	2004	2009	2004
Abraham Perelman	04/04/1941	Regular director	2006	2009	2003
Fernando A. Elsztain	01/04/1961	Regular director	2006	2009	1998
José Said Saffie	04/17/1930	Regular director	2006	2009	1998
Leonardo Fernández	06/30/1967	Regular director	2007	2009	2007
Enrique Antonini	03/16/1950	Regular director	2007	2009	2007
Andrés Olivos	05/14/1958	Regular director	2008	2009	2007
David A. Perednik	11/15/1957	Alternate director	2006	2009	2003
José D. Eluchans Urenda	08/06/1953	Alternate director	2006	2009	2003
Juan M. Quintana	02/11/1966	Alternate director	2006	2009	2003
Pablo Daniel Vergara del Carril	10/03/1965	Alternate director	2006	2009	2006
Marcos Oscar Barylka	06/29/1945	Alternate director	2006	2009	2006
Salvador Darío Bergel	04/17/1932	Alternate director	2006	2009	2006
Mauricio Wior	10/23/1956	Alternate director	2006	2009	2006
Gastón Armando Lernoud	06/04/1968	Alternate director	2006	2009	2006
Guillermo Matta y Trejo	11/08/1949	Alternate director	2008	2009	2008
Gabriel A.G. Reznik	11/18/1958	Alternate director	2004	2010	2004

The following is a brief biographical description of each member of our board of directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires ). He has been engaged in the real estate business for more than twenty years. He is the chairman of the board of directors of Alto Palermo, IRSA, Consultores Asset Management S.A., Cresud SACIF y A, BACS Banco de Crédito & Securitización SA (“BACS”) and Banco Hipotecario SA, among other companies. He is also vice-chairman of the board at E-Commerce Latina S.A. and is a director at BrasilAgro and at Hersha Hospitality Trust. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s and Daniel R. Elsztain’s brother.

66

ALTO PALERMO S.A. (APSA)

Annual Report

Saúl Zang. Mr. Zang obtained a law degree from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes, law firm. He is also first vice chairman of the board of directors of IRSA and Cresud S.A.C.I.F. y A. and he is also a member of the board of directors of Emprendimiento Recoleta, Puerto Retiro S.A., Nuevas Fronteras S.A., Banco Hipotecario S.A. and Tarshop S.A.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires. He is currently chairman of Tarshop S.A. and Emprendimiento Recoleta, and a director at Comercializadora Los Altos S.A. (the surviving company of Altocity.Com S.A.) and second vice-chairman of IRSA and Cresud. Alejandro G. Elsztain is Eduardo S. Elsztain’s and Daniel R. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Daniel R. Elsztain. Mr. Elsztain obtained a degree in economic sciences at Torcuato Di Tella University and has a master’s degree in business administration awarded by Universidad Austral IAE. He has been our commercial director since 2004. Mr. Elsztain is Mr. Eduardo S. Elsztain’s and Mr. Alejandro G. Elsztain’s brother and Fernando A. Elsztain’s cousin.

Abraham Perelman. Mr. Perelman studied economic sciences at University of Buenos Aires. For the past thirty years he has been a member of the board of directors of several outstanding companies in areas such as communications, electronics, aviation, farm technology, public services and art. He is currently a director of Guanaco Mining Co.

Fernando A. Elsztain. Mr. Elsztain obtained a degree in architecture at University of Buenos Aires. He has been the chief commercial officer of IRSA since 1994. He has been engaged in the real estate business as consultant and as managing officer of a family-run real estate agency. He is one of the members of IRSA’s board and an alternate member of the board at Banco Hipotecario SA, amongst other companies. Mr. Fernando A. Elsztain is the cousin of Eduardo S. Elsztain, Alejandro G. Elsztain and Daniel R. Elsztain.

José Said Saffie. Mr. Said obtained a law degree at University of Chile. He is the chairman of Banco BBVA of Chile and Parque Arauco S.A.; and director of Asociación de Bancos e Instituciones Financieras A.G.

Leonardo F. Fernández. Mr. Fernández obtained a degree in law at University of Buenos Aires. He serves as an alternate director on the board of directors of Disco S.A. and Transportadora de Gas del Norte S.A.

Enrique Antonini. Mr. Antonini holds a degree in law from University of Buenos Aires. He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997). He has also served as a director of IRSA, Inversiones y Representaciones S.A. from 1993 to 2002. He is a member of the Banking Lawyers Committee and the International Bar Association.

Andrés Olivos. Mr. Olivos graduated as a commercial engineer from University of Chile. He is Managing Director of Parque Arauco S.A. and Constructora y Administradora Uno S.A.

David A. Perednik. Mr. Perednik obtained a degree as a public accountant from University of Buenos Aires. He has worked in various companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs, where he acted as finance director from 1986 to 1997. Earlier he worked as a senior consultant in the Administration and Systems department of Deloitte & Touche from 1983 until 1986. He currently works as administrative director of Cresud S.A.C.I.F. y A. and IRSA.

José D. Eluchans Urenda. Mr. Eluchans Urenda obtained a law degree at Pontifician Catholic University of Chile (Pontificia Universidad Católica de Chile ). He is a partner of the Chilean law firm Eluchans and is a permanent advisor to Parque Arauco’s board of directors and an advisor to Banco BHIF’s board of directors.

67

ALTO PALERMO S.A. (APSA)

Annual Report

Juan M. Quintana. Mr. Quintana obtained a law degree at University of Buenos Aires. He is a partner at the law firm Zang, Bergel & Viñes. He is a director of APSA and an alternate director of Nuevas Fronteras S.A. and Fibesa.

Pablo Daniel Vergara del Carril. Mr. Vergara del Carril obtained a law degree from Argentina’s Catholic University where he teaches Commercial Law and Contract Law. He also lectures on Corporate Law, the Law of Contracts and Capital Markets for post-graduate programs. He is a member of the Legal Advisory Committee of Cámara de Sociedades Anónimas as well as Vice President of the Antitrust Law Committee of the Buenos Aires Bar Association (Colegio de Abogados de la Ciudad de Buenos Aires). He is a member of the board of directors of Emprendimiento Recoleta, Nuevas Fronteras S.A., Milkaut S.A. and Banco Hipotecario S.A. Mr. Pablo Vergara del Carril is the son of our syndic Mr. Ángel D. Vergara del Carril.

Marcos Oscar Barylka. Mr. Barylka obtained a degree in commercial activities from the Gral. San Martín School. Oscar Barylka has been involved in the retail and the gastronomy industries for over 35 years, having served as partner, manager and consultant for several companies. Since 2006, Mr. Barylka serves as Secretary of the Pele Ioetz Foundation, which provides support to families suffering economic and social problems in Argentina.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a Ph.D from Universidad del Litoral. He is a founding partner of Zang, Bergel & Viñes law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud S.A.C.I.F. y A.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario S.A. He has held positions at Bellsouth were he was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of the Asociación Latinoamericana de Celulares (ALCACEL); American Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas latinoamericanas (FIEL) and Tzedaka.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He finished his master in corporate law at the Palermo University (Universidad de Palermo) in 1996. He was a senior associate at the Zang, Bergel & Viñes Law Firm until June 2002, and then he joined Cresud S.A.C.I.F. y A as a senior manager.

Guillermo E. Matta y Trejo. Mr. Matta y Trejo obtained a law degree at University of Buenos Aires. He is a member of the International Bar Association and of the Insolvency International Institute. From 1975 to 1998 he taught Commercial Law at University of Buenos Aires. He also teaches Corporate Law and legal aspects of Capital Markets in post-graduate courses at University of Buenos Aires, Argentine Catholic University, Austral University, and Belgrano University. He is the President of the board of directors of Ganadera del Villaguay, S.A.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in civil engineering from University of Buenos Aires. He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Emprendimiento Recoleta, Puerto Retiro S.A., Tarshop S.A. and Fibesa S.A., as well as member of the board of directors of Banco Hipotecario S.A., among others.

68

ALTO PALERMO S.A. (APSA)

Annual Report

Employment Contracts With Our Directors

We do not have written contracts with our directors. However, Alejandro Elsztain, Fernando Elsztain and Daniel Elsztain are employed by us under the Labor Contract Law No. 20.744. This law governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Executive Committee

In conformity with our by-laws, the aspects related to the organization of the decision-making process are the responsibility of an Executive Committee made up by four directors, including our chairman and vice chairman. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro G. Elsztain, and Fernando Elsztain.

The Executive Comittee is in charge of the daily management of the activities delegated by the Board of Directors in conformity with current laws and our by-laws. Our by-laws authorize the Executive Committee to perform the following:

-	designate managers and establish their duties and compensation;

-	grant and revoke powers on behalf of our company;

-	hire, impose disciplinary measures and terminate personnel, as well as determine salaries and compensation;

-	enter into contracts related to our company’s activity;

-	manage our company’s assets;

-	execute credit agreements for our company’s activities and set up encumbrances to secure our obligations; and

-	engage in all the acts necessary to manage our company’s daily activities.

Senior Management

The board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of the board of directors.

The following table shows information about our current senior management, appointed by the board of directors at the meeting held on December 26, 2004:

Name	Date of birth	Position	Current position held since
Alejandro G. Elsztain	03/31/1966	Chief Executive Officer	2002
Gabriel Blasi	11/22/1960	Chief Financial Officer	2004
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Daniel R. Elsztain	12/22/1972	Chief Commercial Officer	2004

The following is a brief description of each of our managers who are not directors:

Gabriel Blasi. Mr. Blasi obtained a degree in business administration and attended post-graduate courses in Finance at CEMA University ( Universidad del CEMA -Centro de Estudios Macroeconómicos Argentinos- ) and at the IAE ( Universidad Austral ). He formerly worked as a senior securities trader in Citibank N.A. Sucursal, Buenos Aires. He also held several management positions related to investment banking and capital markets at Banco Río de la Plata S.A. (BSCH) and was financial director of the Carrefour Group and Goyaique SACIFIA (Grupo Perez Companc). Currently, he also serves as chief financial officer of IRSA and Cresud.

69

ALTO PALERMO S.A. (APSA)

Annual Report

Internal Control/Audit Committee

Management applies the Internal Control - Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to the assessment of the effectiveness of its internal controls over financial reporting.

According to the COSO Report, internal control consists in a process driven by the Board, the companies’ managers and the rest of the personnel designed in order to provide reasonable assurance as to the attainment of the entity’s objectives, which are in turn classified into:

-	Operating efficacy and efficiency

-	Reliable financial reporting

-	Compliance with applicable rules and regulations

This means that the Company’s internal control requires company-wide active involvement in exerting controls, as follows

-	The Board of Directors lays down the objectives, principles and values, provides general guidance and performs an overall assessment of results;

-	The managers responsible for each area are charged with the internal controls over the objectives and activities imposed on each area: they enforce the policies and follow the procedures leading to the attainment of goals in their areas with a view to attaining the goals established for the company as a whole;

-	The rest of the staff does play a role in exerting controls: it generates the information used by the control system and implements measures that ensure control.

In accordance with the System of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our board of directors established an Audit Committee, whose main mission is to assist the board of directors in exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, disclosure of accounting and financial information, management of our business risk, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of our internal audit duties both by our company and the external auditors. The Audit Committee may, at the request of the Board, render an opinion as to whether transactions between related parties can be reasonably considered to have been agreed in arm’s length conditions.

The Audit Committee must hold sessions at least once a year.

Pursuant to Decree No. 677/2001 and the regulations of the Comisión Nacional de Valores, our Audit Committee is made up by three independent directors, which is also in compliance with the requirements laid down by the Securities Exchange Commission (SEC).

On November 7, 2007, the Board of Directors appointed Messrs Abraham Perelman, Enrique Antonini and Leonardo Fernández, all of them independent directors, as members of the Audit Committee.

70

ALTO PALERMO S.A. (APSA)

Annual Report

Supervisory Committee

Our Supervisory Committee ( “Comisión Fiscalizadora” ) is responsible for reviewing and supervising our administration and affairs, and verifying compliance with our by-laws and the resolutions adopted at shareholders’ meetings.

The members of the Supervisory Committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term.

The Supervisory Committee is composed of three members and three alternate members.

The following table sets forth information about members of our Supervisory Committee who were elected at the annual general ordinary shareholders’ meeting held on October 31, 2008. Positions will expire when the next annual general ordinary shareholders’ meeting takes place:

Name	Date of birth	Office	Current office held since
Fabián Cainzos	11/07/1966	Regular syndic	2008
José Daniel Abelovich	07/20/1956	Regular syndic	2005
Ángel D. Vergara del Carril	03/15/1935	Regular syndic	2006
Armando Fabián Ricci	03/06/1964	Alternate syndic	2006
María Mercedes Premrou	07/25/1965	Alternate syndic	2008
Marcelo Héctor Fuxman	11/30/1955	Alternate syndic	2005

Set forth below is a brief biographical description of each member of our Supervisory Committee:

Fabián Cainzos. Mr. Cainzos obtained a law degree from University of Buenos Aires. Currently, he is a senior associate at the law firm Cainzos, Fernández & Premrou. He also serves as director of Sullair Argentina S.A. and as a member of the Supervisory Committee of Editorial Atlántida S.A.

José D. Abelovich . Mr. Abelovich obtained a degree in accounting from University of Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees, among others of SAPSA, Hoteles Argentinos, Banco Hipotecario S.A. and Inversora Bolívar S.A.

Ángel D. Vergara del Carril . Mr. Vergara del Carril obtained a law degree at Universidad de Buenos Aires. In 1976 he received the degree of Doctor of Juridical Sciences (S.J.D.) from Argentina’s Catholic University with a thesis on Merger of Business Companies. He served as in-house counsel to the Bunge & Born Corporation. He was Head of the Legal Department of Acindar S.A. He founded the law firm Cassagne & Asociados with other lawyers. He has been teaching Commercial Law at Argentina’s Catholic University. He is also director of the capital markets postgraduate course at the same University, as well as member of the Argentine Institute on Commercial Law of the National Law Academy and the International Bar Association. From 2002 to 2006 he acted as external legal advisor of the Securities Committee of the Bolsa de Comercio de Buenos Aires. Currently he is counsel at law firm Zang, Bergel & Viñes, as well as chairman of the Club de Abogados de Empresas. He is an alternate member of the Arbitration Board of the Bolsa de Comercio de Buenos Aires of which rules of arbitration he contributed to enact, as well as syndic of Atanor S.A. and Bodegas Hispano Argentinas S.A. Mr. Ángel D. Vergara del Carril is the father of our alternate director Mr. Pablo Daniel Vergara del Carril.

Armando F. Ricci . Mr. Ricci obtained a law degree at Universidad de Buenos Aires. He serves as an alternate director on the board of directors of Nuevas Fronteras S.A., Pereiraola S.A., Canteras Natal Crespo S.A., Inversora Bolívar S.A., Palermo Invest S.A. and Tarshop S.A. Mr. Ricci has a master on corporate law at the ESEADE (Escuela Superior de Economía y Administración de Empresas). He is a trained mediator and is advisor of several Argentine listed companies. He is an associate at the law firm Zang, Bergel & Viñes, where he specializes in corporate law.

71

ALTO PALERMO S.A. (APSA)

Annual Report

María Mercedes Premrou. Mrs. Premrou obtained a law degree at Universidad Catolica de Argentina. She is a partner of the law firm Cainzos, Fernandez & Premrou, where she specializes in litigation and arbitration proceedings.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from University of Buenos Aires. He is a partner of Abelovich, Polano & Asociados S.R.L / Nexia International, a public accounting firm in Argentina. He is a member of the Supervisory Committees of SAPSA, IRSA, and Banco Hipotecario S.A.

Compensation

Members of the Board of Directors and Executive Committee

The Law of Corporations No. 19,550 establishes that if the compensation of the members of the board of directors and the Supervisory committee is not established in our bylaws, the shareholders meeting should determine it. The maximum amount of total compensation of the members of the board of directors and the Supervisory committee, including wages and compensation for technical or administrative permanent activities, cannot exceed 25% of our earnings.

That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution until reaching the limit set when all profits are distributed. In applying this rule any reduction in dividend distribution from the deduction of Board and Supervisory committee compensation shall not be taken into account.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to the Corporations Law, and taking into consideration if the directors perform technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered by the shareholders meeting.

It is to be noted that at APSA we do not enter into contracts of employment with our directors. Neither do we carry stock option plans or any other compensation system for the board members other than described above.

During our annual ordinary shareholders meeting held on October 31, 2008 the shareholders agreed to pay Ps. 9.1 million to the members of the board of directors for the fiscal year ended June 30, 2008. At the end of this fiscal year, these amounts had been fully paid.

Supervisory Committee

The shareholders’ meeting held on October 31, 2008, approved by majority vote not to pay any compensation to the Supervisory Committee.

Audit Committee

The members of the Audit Committee do not receive compensation other than fees for their services as members of the board of directors.

Senior Management

The amounts paid to our senior management are determined on the basis of their experience, competencies and background. Senior management is also paid an annual bonus that varies depending on the performance of each individual and on the results of our operations.

For the year ended June 30, 2009, our senior management was paid a total of Ps. 6.4 million.

72

ALTO PALERMO S.A. (APSA)

Annual Report

As of June 30, 2009 we had a total of Ps. 400,213 earmarked as pension, retirement and/or similar benefits for our directors and the members of our executive committee, supervisory committee and audit committee.

Capitalization Program for our executive staff

In the course of this fiscal year, the Company designed a capitalization program for its executive staff consisting in contributions to be made by both the employees and the Company.

The Company is to select which employees shall benefit from the plan as part of its policy to retain key employees by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 15% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by the Company are transferred to another independent financial vehicle, separate from the one previously mentioned (as would be the case of a trust fund). In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

•	Ordinary retirement as prescribed by labor law

•	Total or permanent disability

•	Death

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

Code of Ethics

Our Code of Ethics came into force on July 31, 2005. It offers a broad range of guiding provisions concerning accepted behavior by individuals and legal entities. Our Code of Ethics is to be abided by Alto Palermo S.A. (APSA) directors, managers, employees and subsidiaries. Our Code of Ethics governs our activities and it is in compliance with the legislation in force in the countries where we operate. It has been posted in our website, www.apsacc.com.ar.

An Ethics Committee made up by three members of our Board has been charged with the resolution of issues arising in connection with our Code of Ethics and with enforcing disciplinary measures in the event of breaches against our Code of Ethics.

73

ALTO PALERMO S.A. (APSA)

Annual Report

9.	Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by the shareholders. The Board of Directors may declare interim dividends: if it so did, all the members of the Board of Directors and of the Supervisory Committee shall be jointly and severally liable for repaying to the Company any amounts disbursed as dividends if at the end of the fiscal year in which the interim dividends were paid, the net realized earnings were insufficient for payment of such dividends. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote and in attendance at the meeting. In view of the relative ownership interests held in our capital stock, our main shareholders are empowered to exert significant influence on the appointment of members of the Board and on the approval, amount and payment of dividends. This notwithstanding, this power is subject to Argentine rules and regulations and to our by-laws.

The board of directors submits our letter to shareholders and financial statements for the previous fiscal year, together with the reports issued by the supervisory committee to the consideration and approval by our annual ordinary shareholders’ meeting. The annual ordinary shareholders’ meeting, called to approve the letter to shareholders and financial statements and to determine the distribution of the income for the year must be held prior to October 31 of each year. Pursuant to Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to the compensation of our directors and the members of our Supervisory Committee; and

•	dividends and the additional dividends on preferred shares, if any; and

•	optional reserve, reserve for contingencies, accumulated earnings or for any other purpose as determined by the shareholders’ meeting.

According to rules issued by the Comisión Nacional de Valores , cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

The board of directors’ proposal for the distribution of a cash dividend amounting to Ps. 60.2 million, of which the shareholders will collect Ps.0.077024 per share, was approved during the annual shareholders’ meeting, held on October 31, 2008. The payment was made on November 10, 2008.

74

ALTO PALERMO S.A. (APSA)

Annual Report

The following table illustrates the ratio between the amounts paid as dividends and the total amount paid as dividends on each fully paid-in share for the fiscal years mentioned. The amounts stated in Pesos correspond to nominal Pesos on their respective dates of payment.

Year	Cash dividends	Share dividends	Total per share
	(Pesos)	(Pesos)	(Pesos)
2003	10,000,000	—	0.0141
2004	17,895,663	—	0.0229
2005	29,000,000	—	0.0371
2006	47,000,000	—	0.0601
2007	55,721,393	—	0.0712
2008	60,237,864	—	0.0770

As of the date of this Letter to shareholders, the Board of Directors continues to evaluate the dividend distribution proposal to be submitted to the shareholders’ meeting

10.	Stock Exchange Information on APSA

Historical data on the value of our shares in the Buenos Aires Stock Exchange

Our shares are listed on the Buenos Aires Stock Exchange and they are traded under the “APSA” symbol. They were admitted to the Buenos Aires Stock Exchange on March 26, 1996. The following table shows, for the periods stated, the high and low bid prices for our shares in the Buenos Aires Stock Exchange at close for a par value of Ps. 0.10.

75

ALTO PALERMO S.A. (APSA)

Annual Report

	Price per share
	High	Low
Fiscal year

2009	1.070	0.375
2008	1.590	1.050
2007	1.630	0.671
2006	0.780	0.377
2005	0.770	0.560
2004	0.810	0.470

Fiscal year

2009
4th quarter	0.540	0.440
3rd quarter	0.485	0.375
2nd quarter	0.850	0.420
1st quarter	1.070	0.900

2008
4th quarter	1.250	1.050
3rd quarter	1.300	1.190
2nd quarter	1.550	1.225
1st quarter	1.590	1.350

2007
4th quarter	1.630	1.000
3rd quarter	1.130	0.890
2nd quarter	0.950	0.745
1st quarter	0.745	0.671

2009
January	0.485	0.423
February	0.485	0.400
March	0.450	0.375
April	0.480	0.440
May	0.540	0.480
June	0.480	0.480

Source: Bloomberg

76

ALTO PALERMO S.A. (APSA)

Annual Report

Historical data on the value of our shares in the NASDAQ

Each one of APSA’s ADS represents 40 common shares. The American Depositary Shares are listed on the NASDAQ where they have been traded under the “APSA” symbol since November 15, 2000. The ADS were issued by Bank of New York, Inc., which acts as their depositary. The following table shows, for the periods stated, the high and low bid prices for our shares at the NASDAQ.

	US Dollars per ADS
	High	Low
Fiscal year

2009	14.00	2.985
2008	21.65	11.00
2007	22.00	7.46
2006	10.25	7.59
2005	13.14	3.42
2004	8.60	3.75

Fiscal year

2009
4th quarter	6.00	4.04
3rd quarter	6.92	2.98
2nd quarter	9.78	3.75
1st quarter	14.0	4.70

2008
4th quarter	17.00	11.90
3rd quarter	16.30	11.00
2nd quarter	19.50	15.40
1st quarter	21.65	16.01

2007
4th quarter	22.00	13.30
3rd quarter	14.63	12.10
2nd quarter	12.57	9.38
1st quarter	9.62	7.46

2009
January	5.98	4.10
February	6.92	4.00
March	5.50	2.98
April	6.00	4.04
May	6.00	4.85
June	5.74	5.00

Source: Bloomberg

77

ALTO PALERMO S.A. (APSA)

Annual Report

11.	Prospects for the Coming Fiscal Year

In the course of fiscal year 2009, the Company succeeded in strengthening operations amidst one of the most dramatic financial meltdowns in recent history.

As regards our Shopping Center segment, we will continue with our strategy of expansion in the City of Buenos Aires and in the provinces. Particularly with respect to the City of Buenos Aires and its outskirts, we expect to finally incorporate the property known as “Soleil Factory” and located in San Isidro into our portfolio in the course of this fiscal year and to start with the development of a new shopping center in Tucumán. In the more sparsely populated districts outside the City of Buenos Aires our goal is to implement a new concept known as “Premium Outlets” designed to meet the needs of each local market and for which purpose we have already moved forward with feasibility studies in various sites.

Additionally, we will continue with improvements, revamping processes and space redistribution in our Shopping Centers so as to better use the leasable square meters, add functionality and intensify the appeal of the shopping centers for the benefit of consumers and retailers. We will continue encouraging a diversified base of tenants of local and international renown as well as the presence of top brands in our shopping centers in order to offer the best products in the market to consumers. We will continue with marketing actions, events and targeted promotional campaigns in our Shopping Centers in order to attract consumers. These actions will be implemented with the joint effort of the Company, the retailers and the banks that issue credit cards. All these actions seek to favor cash flow generation in the long term for our Shopping Centers and to strengthen their position in the market.

As regards our Consumer Financing segment, we will continue to act on the areas that require improvement seeking to streamline operating and financial performance and adopting measures aimed at stabilizing the business within the current economic context. Tarshop is a leading company in the consumer financing market and it is our understanding that once it is operationally and financially stabilized, it will be in an advantageous position to tap into the opportunities that may arise in the market. In this respect, we expect a significant recovery in this segment’s results for the next year.

We will also endeavor to find tenants for the vacant square meters in the new office building adjacent to Shopping Dot Baires (which will be operational in early 2010) along the new and booming office corridor in the Northern area of the City of Buenos Aires.

In view of the strong cash generation that the Company’s shopping centers have been showing and the quality of the Company’s assets, we are confident that we will continue to strengthen each one of our business lines and that this will lead to the formation of a unique portfolio of Shopping Centers in Argentina.

78

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor - Autonomous City of Buenos Aires

Financial Statements as of and for the

fiscal year ended June 30, 2009

compared with the previous fiscal year

Fiscal year No.119 beginning July 1, 2008

Expressed in thousands of Argentine Pesos (See Note 1 to the Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29, 1889

- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.34%

Type of stock	CAPITAL COMPOSITION (Note 4 to the financial statements)
	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	782,064,214	78,206	78,206

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	21,524	71,734
Other investments, net (Note 4.b)	186,169	289,542
Accounts receivable, net (Note 4.c)	232,376	175,847
Other receivables and prepaid expenses, net (Note 4.d)	73,572	53,459
Inventory, net (Note 4.e)	715	652

Total Current Assets	514,356	591,234

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	5,253	10,128
Other receivables and prepaid expenses, net (Note 4.d)	152,894	57,706
Inventory, net (Note 4.e)	11,031	3,387
Fixed assets, net (Note 4.f)	1,581,723	1,312,544
Other investments, net (Note 4.b)	176,860	267,924
Intangible assets, net (Note 4.g)	15,514	1,166

Subtotal Non-Current Assets	1,943,275	1,652,855

Negative goodwill, net (Note 4.h)	(6,116)	(11,995)

Total Non-Current Assets	1,937,159	1,640,860

Total Assets	2,451,515	2,232,094

	06.30.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	213,715	227,341
Short-term debt (Note 4.j)	235,824	105,993
Salaries and social security payable (Note 4.k)	23,857	24,018
Taxes payable (Note 4.l)	125,546	60,979
Customer advances (Note 4.m)	76,721	68,306
Other liabilities (Note 4.n)	3,718	20,536

Total Debts	679,381	507,173

Provisions (Note 4.o)	1,004	656

Total Current Liabilities	680,385	507,829

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	19,681	3,241
Long-term debt (Note 4.j)	692,134	662,302
Taxes payable (Note 4.l)	56,952	30,234
Customer advances (Note 4.m)	93,528	84,092
Other liabilities (Note 4.n)	14,926	10,427

Total Debts	877,221	790,296

Provisions (Note 4.o)	5,492	7,813

Total Non-Current Liabilities	882,713	798,109

Total Liabilities	1,563,098	1,305,938

Minority interest	122,559	78,000

SHAREHOLDERS’ EQUITY	765,858	848,156

Total Liabilities and Shareholders’ Equity	2,451,515	2,232,094

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
Revenues:
Leases and services	396,733	345,395
Consumer financing	236,827	291,030
Other	9,005	3,729

Total revenues	642,565	640,154

Costs:
Leases and services	(108,922)	(98,820)
Consumer financing	(123,606)	(103,587)
Other	(5,989)	(3,580)

Total costs	(238,517)	(205,987)

Gross profit:
Leases and services	287,811	246,575
Consumer financing	113,221	187,443
Other	3,016	149

Total gross profit	404,048	434,167

Selling expenses	(206,958)	(219,833)
Administrative expenses	(60,851)	(51,050)
Net loss from retained interest in securitized receivables	(46,012)	(1,261)
Gain from recognition of inventories at net realizable value	—	185

	(313,821)	(271,959)

Operating income	90,227	162,208

Loss on equity investees (Note 5)	—	(14)

Amortization of goodwill, net	(1,531)	(2,202)

Financial gain (loss) generated by assets:
Reversal of impairment losses	52	39
Interest income from past-due receivables	5,959	4,761
Other interest	1,446	1,511
Results from financial investments	6,726	28,309
Mortgage loans interest Torres de Abasto	73	99
Effect on the present value accounting	(13,124)	(4,175)
Foreign currency exchange (loss) gain	16,820	4,753
Interest income from related parties (Note 5)	108	87

Subtotal	18,060	35,384

Financial gain (loss) generated by liabilities:
Interest expense	(34,392)	(36,759)
Gain on repurchase of Non-Convertible Notes (Note 9.b) to the basic financial statement)	13,202	—
Foreign currency exchange (loss) gain	(35,883)	4,389
Interest and exchange differences with related parties (Note 5)	(70,446)	(11,329)
Gain (loss) from hedge operations (Notes 5 and 11 to the basic financial statement)	9,436	(4,100)
Other interest	(293)	(149)
Interest on taxes payable	(8,563)	(824)

Subtotal	(126,939)	(48,772)

Total financial results, net	(108,879)	(13,388)

Other income (expenses), net (Note 4.p)	3,275	8,775

(Loss) Income before taxes and minority interest	(16,908)	155,379

Income tax expense	(16,782)	(76,514)
Minority interest	11,630	1,105
Net (loss) income	(22,060)	79,970
Basic net earning per share (Note 10)	(0.0282)	0.1023
Diluted net earning per share (Note 10)	0.0057	0.0389

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	255,888	47,389
Cash and cash equivalents as of the end of the year	48,984	255,888

(Decrease) Increase in cash and cash equivalents	(206,904)	208,499

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income for the year	(22,060)	79,970
Adjustments to reconcile net (loss) income to cash flows from operating activities:
Financial results	102,373	(3,481)
Depreciation of fixed assets	92,316	76,435
Gain from barter transaction	(2,867)	—
Gain on repurchase of Non Convertible Notes	(13,202)	—
Reversal of impairment losses	—	(38)
Amortization of intangible assets	878	548
Amortization of goodwill, net	1,531	2,202
Loss on fixed assets retired	2,237	1,140
Provision for tax on personal assets of shareholders	418	—
Recovery of doubtful recoverable expenses	—	(281)
Charge (Recovery) of provision for contingencies	405	(3,485)
Allowance for doubtful accounts	84,241	61,604
Provision for Directors’ fees	1,836	9,726
(Recovery) Charge of provision for donations	(3,218)	4,535
Gain from recognition of inventories at net realizable value	—	(185)
Allowance for impairment of investments	89	12,000
Net loss (income) in credit card trust	46,706	(712)
Loss from hedge operations	243	—
Minority interest	(11,630)	(1,105)
Income tax	16,782	76,514
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
Increase in accounts receivable	(94,297)	(94,058)
Increase in other receivables and prepaid expenses	(111,641)	(48,750)
Decrease in inventory	465	5
Increase in intangible assets	(14,089)	—
(Decrease) Increase in trade accounts payable	(38,176)	46,083
Increase in customer advances	7,102	27,654
Increase (Decrease) in taxes payable	62,150	(57,904)
(Decrease) Increase in salaries and social security payable	(569)	4,420
Decrease in provision for contingencies	(1,970)	(1,222)
Decrease in other liabilities	(11,180)	(10,376)
Decrease in accrued interest	(23,415)	(13,132)

Net cash provided by operating activities	71,458	168,107

Saúl Zang Vice-president I Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued) (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 3)	06.30.08 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets	(243,344)	(257,709)
Loans granted to related parties	(6,581)	—
Advances for shares purchase	—	(683)
(Increase) Decrease in investments	(40,986)	354,331
Insurrance recoveries from fire damage in Alto Avellaneda	—	4,678
Loans granted to third parties	(3,711)	(1,085)
Payment for acquisition of Empalme/ PAMSA, net of cash acquired	—	(186)
Acquisition of undeveloped parcels of land	(4,040)	(12,462)

Net cash (used in) provided by investing activities	(298,662)	86,884

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of short-term and long-term debt	(61,672)	(25,113)
Payment of non convertible notes	(19,883)	—
Cash from minority shareholders´ capital contributions to subsidiaries	48,039	21,868
Payment of cash dividends	(60,238)	(55,721)
Proceeds from (payment of) short- term bank loans	81,807	(40,006)
Dividends paid by subsidiaries to minority shareholders	—	(1,366)
Payment of seller financing of Mendoza Plaza Shoppping S.A.	(9,090)	—
Payment of seller financing of Empalme S.A. I.C.F.A. y G.	(6,830)	(12,508)
Cash paid for repurchase of Non-Convertible Notes	(12,764)	(4,721)
Payment of loans for purchase of undeveloped parcels of land	(15,464)	—
Proceeds from short-term and long-term debt	76,395	71,075

Net cash provided by (used in) financing activities	20,300	(46,492)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(206,904)	208,499

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.4) to the basic financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Saúl Zang Vice-president I Acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09	06.30.08
Supplemental cash flow information
Cash paid during the year for:
– Interest	66,101	82,209
– Income tax	42,595	45,075
Non-cash activities:
– Liquidation of interest in credit card receivables	30,849	56,573
– Increase in inventory though a decrease in non-current investments	—	705
– Increase in fixed assets through an increase in trade accounts payable	40,990	1,069
– Financial cost charged to fixed assets	78,891	10,436
– Increase in non- current investments through decrease in fixed assets	—	49,872
– Increase in non-current investments through an increase in financial loans	—	23,212
– Increase in goodwill through a decrease in minority interest	7,410	—
– Increase in intangible assets through a decrease in minority interest	1,137	—
– Increase in inventory through a decrease in non- current investments	5,305	—
– Increase in accounts receivable through an increase in customer advances	10,749	3,111
– Increase in inventory through a decrease in non- current investments	279	—

Saúl Zang Vice-president I Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

APSA or “the Company” has consolidated its Balance Sheets as of June 30, 2009 and 2008 and the statements of income and cash flows for the fiscal years ended June 30, 2009 and 2008 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The consolidated financial statements have been prepared in thousands of constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date. On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole. The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistics and Census.

Comparative information

The comparative information at June 30, 2008 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current year presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
	06.30.09	06.30.08
Emprendimiento Recoleta S.A.	53.684	53.684	06.30.09
Tarshop S.A. (2)	93.439	80	06.30.09
Shopping Neuquén S.A.	98,14	98.14	06.30.09
Shopping Alto Palermo S.A.	99.9999	99.9999	06.30.09
Fibesa S.A.	99.9999	99.9999	06.30.09
Mendoza Plaza Shopping S.A. (3)	—	100	—
Conil S.A.	50	50	06.30.09
Empalme S.A.I.C.F.A. y G. (3)	—	100	—
Panamerican Mall S.A.	80	80	06.30.09
Comercializadora Los Altos S.A. (1)	100	100	06.30.09

(1)	Corresponds to the 90% of the direct interest of Alto Palermo S.A. and 10% of the indirect interest through Shopping Alto Palermo S.A. See Note 15 to the basic financial statements.
(2)	See Note 8.a)
(3)	Corresponded to the 95% of the direct interest of Alto Palermo S.A. and 5% of the indirect interest through Shopping Alto Palermo S.A. As from January 1st, 2009, such company merged into Shopping Alto Palermo S.A. See Note 8.b).

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the fiscal year, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which Alto Palermo S.A. has shares of 99.9999% and 100% respectively, act as the leasing agents for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A.´s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission´s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1.	Current investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds and US Treasury Bonds are carried at their market value at year-end and time deposits are carried at face value plus accrued interest at year-end.

b.2.	Non-current

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.09	06.30.08
Cash in local currency	2,677	4,507
Cash in foreign currency	241	591
Bank accounts in local currency	14,766	36,110
Bank accounts in foreign currency	3,840	30,526

Total cash and banks	21,524	71,734

b) Other investments, net:
	06.30.09	06.30.08
Current
Retained interests in securitized receivables (CP)	136,231	57,106
Trust debt titles (TDF)	16,490	2,243
Time deposits in local currency (i)	14,903	99,857
PRE 2009 bonds	10,108	15,199
Mutual funds in local currency (ii)	10,027	54,785
PRO 2012 bonds	3,987	6,179
Mutual funds in foreign currency (iii)	3,954	6,256
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	633	1,027
BONTE 2006 bonds (Note 7)	34	34
Time deposits in foreign currency (i)	—	33,831
U.S. Treasury Bonds	—	24,448
Allowance for impairment of investments	(10,198)	(11,423)

Total	186,169	289,542

(i)	Considered as cash equivalents for purposes of the consolidated statements of cash flows.
(ii)	As of June 30, 2009 and 2008 include Ps. 8,604 and Ps. 50,439, respectively, considered as cash equivalents for purposes of the consolidated statements of cash flows.
(iii)	As of June 30, 2009 and 2008 include Ps. 3,954 and Ps. 27, respectively, considered as cash equivalents for purposes of the consolidated statements of cash flows.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.09	06.30.08
Non-current
Undeveloped parcels of land
- Beruti plot of land (i)	52,715	52,030
- Caballito plot of land (ii)	36,741	36,696
- Patio Olmos (iii)	32,949	32,944
- Torres Rosario	15,577	17,093
- Air Space Coto (iv)	13,188	13,143
- Other real estate	2,372	3,128
Retained interests in securitized receivables (CP)	22,899	111,676
Share´s purchase advances (v)	2,254	1,791
Other investments	56	—
Allowance for impairment of CPs	(1,891)	(577)

Total	176,860	267,924

Total other investments, net	363,029	557,466

(i)	See Note 8.g) to the basic financial statements.
(ii)	See Note 7.b) to the basic financial statements.
(iii)	See Note 8.e) to the basic financial statements.
(iv)	See Note 8.i) to the basic financial statements.
(v)	See Note 8.b) to the basic financial statements.

c)	Accounts receivable, net:

	06.30.09	06.30.08
Current
Consumer financing receivables (Tarshop)	141,570	116,971
Checks to be deposited	62,230	52,095
Leases and services receivable	56,382	45,816
Pass-through expenses receivable	37,689	14,843
Debtors under legal proceedings	28,388	25,356
Related parties (Note 5)	9,273	10,601
Notes receivable	7,462	6,653
Receivables with collection agents (Tarshop)	5,070	3,829
Credit card receivable	1,161	47
Mortgages receivable Torres de Abasto	519	495
Less:
Allowance for doubtful accounts	(117,368)	(100,859)

Total	232,376	175,847

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.09	06.30.08
Non-current
Consumer financing receivables (Tarshop)	6,490	9,684
Notes receivable	1,279	2,100
Mortgages receivable Torres de Abasto	192	283
Leases and services receivable	—	17
Less:
Allowance for doubtful accounts	(2,708)	(1,956)

Total	5,253	10,128

Total accounts receivable, net	237,629	185,975

d) Other receivables and prepaid expenses, net:

	06.30.09	06.30.08
Current
Prepaid expenses	15,789	12,750
Income tax credits, net	13,265	1,005
Receivables from financial operations	11,547	—
Guarantee deposits re. securitization programs (Note 7.b))	6,782	6,497
Loans granted	4,940	1,085
Related parties (Note 5)	9,981	16,027
Receivables for third party services offered in Tarshop stores	2,746	1,578
Prepaid services	1,753	5,169
Value Added Tax (VAT)	1,160	184
Other tax credits	1,001	741
Other tax credits – Gross revenue tax	987	—
Prepaid gross revenue tax	718	562
Other prepaid taxes	256	465
Guarantee deposits (i)	238	274
Receivables from shareholders of related companies	29	—
Recoverable expenses	—	34
MPIT	—	6,011
Others	2,380	1,077

Total	73,572	53,459

(i)	It includes restricted funds. (See Note 7 to the consolidated and basic financial statements).

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.09	06.30.08
Non-current
Value Added Tax (VAT)	64,375	28,848
Deferred income tax	64,233	14,649
Related parties (Note 5)	22,509	—
MPIT	20,274	4,836
Mortgages receivable	2,208	2,208
Guarantee deposits re. securitization programs (Note 7.b))	999	12,931
Prepaid gross revenue tax	936	763
Loans granted	588	—
Guarantee deposits	375	386
Prepaid expenses	133	244
Deferred tax allowance	(5,855)	(468)
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Imputed interest of non-current receivables	(17,509)	(4,483)
Others	1,836	—

Total	152,894	57,706

Total other receivables and prepaid expenses, net	226,466	111,165

e) Inventory, net:

	06.30.09	06.30.08
Current
Resale merchandise	715	327
Torres de Abasto	—	325
Total	715	652

Non-current
Units under construction (Note 8.f to the basic financial statements)	11,023	3,379
Others	8	8

Total	11,031	3,387

Total inventory, net	11,746	4,039

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f)	Fixed assets, net:

	06.30.09	06.30.08
Properties:
Shopping Centers:
Panamerican Mall (i)	506,568	159,503
Abasto	166,763	174,725
Alto Palermo	156,549	170,513
Patio Bullrich	95,866	98,063
Mendoza Plaza	84,740	88,363
Alto Avellaneda	83,905	95,906
Alto Rosario	80,844	83,147
Paseo Alcorta	74,003	56,007
Córdoba Shopping - Villa Cabrera (Note 8.d to the basic financial statements)	66,872	71,186
Alto Noa	23,047	25,039
Buenos Aires Design	11,184	13,568
Other properties	18,913	8,418
Neuquén Project (Note 9.b)	9,488	10,321
Facilities	86,933	18,602
Suppliers advances (Note 8.c) to the basic financial statements)	27,252	60,025
Furniture, fixture and equipment	16,404	11,013
Leasehold improvements	5,044	2,329
Software	4,223	3,526
Computer equipment	3,555	3,687
Vehicles	25	25
Work in progress:
Panamerican Mall	51,283	123,858
Shopping centers improvements	7,965	32,180
Tarshop	297	2,540

Total fixed assets, net	1,581,723	1,312,544

(i)	As of June 30, 2009 and 2008 includes financial costs of Ps. 96,391 and Ps. 17,501, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g) Intangible assets, net:
	06.30.09	06.30.08
Preoperating expenses	14,390	1,099
Customer relationships (Note 8.a)	670	—
Trademarks	454	67

Total intangible assets, net	15,514	1,166

h) Negative goodwill, net:

	06.30.09	06.30.08
- Fibesa S.A.	2,395	4,449
- Tarshop S.A.	6,897	—
- Emprendimiento Recoleta S.A.	(336)	(411)
- Mendoza Plaza Shopping S.A. (Note 8.b))	(5,988)	(6,314)
- Empalme S.A.I.C.F.A. y G. (Note 8.b))	(9,084)	(9,719)

Total Negative goodwill, net	(6,116)	(11,995)

i) Trade accounts payable:

	06.30.09	06.30.08
Current
Suppliers	113,233	191,021
Accruals	74,178	26,071
Related parties (Note 5)	20,614	9,756
Foreign suppliers	—	41
Others	5,690	452

Total	213,715	227,341

Non-current
Shareholders of related companies	10,997	—
Related parties (Note 5)	8,438	—
Suppliers	246	3,241

Total	19,681	3,241

Total trade accounts payable	233,396	230,582

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	06.30.09	06.30.08
Current
– Banks
Overdrafts	81,807	—
Banco Nación	30,000	—
Banco Ciudad	15,000	—
Standard Bank Argentina S.A. (formerly Bank Boston) (Note 7)	13,958	7,100
Banco BNP Paribas	5,500	4,500
Banco CMF S.A. (Note 7)	3,000	5,250
Banco BST	3,733	4,600
Banco Supervielle Argentina S.A. (Note 7)	1,380	13,901
Nuevo Banco Industrial de Azul S.A. (Note 7)	2,600	7,500
Banco Itaú Buen Ayre S.A. (Note 7)	3,999	6,009
Interest payable to credit card trust	4,867	4,125
Bank interests (Note 7)	1,698	1,044
Banco Comafi	—	6,953

Subtotal	167,542	60,982

– Financial
Non-Convertible Notes	39,759	—
Accrued interest on Non-Convertible Notes (Note 5)	5,456	4,832
Mortgage loans for the acquisition of Beruti plot of land (Note 8.g) to the basic financial statements)	15,626	10,781
Related parties’s shareholders loans	—	8,236
Accrued interest on Convertible Notes (Note 5)	7,959	6,537
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (Note 8.a) to the basic financial statements)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Principal (Note 8.d) to the basic financial statements)	—	6,050
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. – Accrued interest (Note 8.d) to the basic financial statements)	—	3
Deferred debt costs	(833)	(1,198)
Others	315	680

Subtotal	68,282	45,011

Total	235,824	105,993

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.09	06.30.08
Non-current
– Financial
Non-Convertible Notes (Note 5)	516,191	511,420
Convertible Notes (Note 5)	179,324	142,865
Mortgage loans for the acquisition of Beruti plot of land (Note 8.g) to the basic financial statements)	—	12,431
Deferred debt costs	(3,539)	(4,605)
Others	158	191

Subtotal	692,134	662,302

Total	692,134	662,302

Total short-term and long-term debt	927,958	768,295

k) Salaries and social security payable:

	06.30.09	06.30.08
Provision for vacation, bonuses and others	18,446	18,340
Social security payable	4,760	4,671
Salaries payable	183	389
Others	468	618

Total salaries and social security payable	23,857	24,018

l) Taxes payable:

	06.30.09	06.30.08
Current
Tax payment facilities plan for income tax payable (ii)	21,819	—
Tax payment facilities plan for Value Added (VAT) payable	31,437	—
Value Added Tax (VAT) payable, net	38,454	13,578
MPIT	11,102	1,153
Income tax, net	9,672	35,278
Other tax withholdings	2,754	3,942
Other taxes payable	2,942	2,409
Tax amnesty plan for income tax payable (i)	1,358	—
Provision for gross revenue tax	1,924	1,477
Gross revenue tax withholdings	1,586	1,107
Income tax withholdings	1,453	1,488
Provision for tax on personal assets of Shareholders	418	259
Tax payment facilities plan for MPIT	318	—
Tax amnesty plan for gross revenue tax payable	309	288

Total	125,546	60,979

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	06.30.09	06.30.08
Non-current
Tax amnesty plan for income tax payable (i)	20,704	—
Deferred income tax	34,939	28,624
Tax amnesty plan for gross revenue tax payable	1,301	1,610
MPIT	8	—

Total	56,952	30,234

Total taxes payable	182,498	91,213

(i)	In April, 2009, and due to the unfavorable ruling in the case “Alto Palermo S.A. vs. Dirección General Impositiva in re: appeal” entered in February, 2009, the Company and certain subsidiaries decided to adhere to Law No. 26,476 and to the Payment Facilities Plan that establish a system to settle and finance tax liabilities.
(ii)	Includes Ps. 5,612 related to the presentation mentioned in (i).

m)	Customer advances:

	06.30.09	06.30.08
Current
Admission rights	45,392	34,906
Lease and pass-through expenses advances (i) (Note 9.a))	19,878	19,214
Customer advances	8,635	12,382
Guarantee deposits	2,816	1,775
Relates parties (Note 5)	—	29

Total	76,721	68,306

Non-current
Admission rights	60,626	48,613
Lease and pass-through expenses advances (i) (Note 9.a))	32,902	35,479

Total	93,528	84,092

Total customer advances	170,249	152,398

(i)	As of June 30, 2009 and 2008 it includes payment advances of Ps. 8,122 and Ps. 3.685 from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

n)	Other liabilities:

	06.30.09	06.30.08
Current
Accrual for Directors’ fees net of advances (Note 5)	1,836	9,726
Provision for donations committed (Note 5)	—	4,656
Contributed leasehold improvements (Note 9.c))	470	1,015
Withholdings and guarantee deposits	421	388
Below market leases	4	—
Operations Hedging (Note 11 to the basic financial statements) (Note 5)	243	4,600
Others	744	151

Total	3,718	20,536

Non-current
Debt with shareholders of related companies	4,781	—
Contributed leasehold improvements (Note 9.c))	9,964	10,055
Below market leases	169	240
Directors’ guarantee deposits (Note 5)	12	12
Others	—	120

Total	14,926	10,427

Total Other liabilities	18,644	30,963

o)	Provisions:

	06.30.09	06.30.08
Current
Provision for contingencies	1,004	656

Total	1,004	656

Non-current
Provision for contingencies	5,492	7,813

Total	5,492	7,813

Total Provisions	6,496	8,469

p)	Other income (expenses), net:

	06.30.09	06.30.08
Recovery (Charge) of donations (Note 5)	3,218	(4,718)
Recovery of provisions	609	3,015
Recovery of contingencies, net	602	5,460
Tax on personal assets of Shareholders (Note 5)	(492)	(502)
(Charge) Recovery of other receivable doubtful accounts	(11)	4,649
Others	(651)	871

Total other income (expenses), net	3,275	8,775

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the years ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	6,580	20
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(50,277)	(7,630)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(13,672)	(3,357)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes	—	—	(5,349)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes	—	—	(120,510)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(2,118)	(636)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes	—	—	(1,878)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes	—	—	(190,394)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	3,896	1,721
Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes	—	—	(2,609)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes	—	—	(58,749)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(17,473)	(3,720)	—	—
Other Shareholders	Shareholder	Other income (expenses), net - Tax on personal assets of shareholders	(492)	(502)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Other current receivable and prepaid expenses	—	—	—	16
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Interest income	—	7	—	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Current accounts receivable	—	—	51	201
Comecializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. (APSA) ( from 10.01.07)	Administration fees	42	46	—	—
Inversora del Puerto S.A.	Subsidiary of Alto Palermo S.A. (APSA) (it wound up on 09.28.07)	Related parties result	—	(14)	—	—
	OTHER RELATED PARTIES
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	41	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(2,827)	(379)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(3,920)	(1,898)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	—	24	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the years ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivables	—	—	4,329	4,189
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(3,661)	(830)
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(2,677)	1	—	—
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	896	826	—	—
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(208)	—
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(18,985)	—
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(243)	—
Cresud S.A. C.I.F.y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge operations	(243)	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(6)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current account receivables	—	—	—	4
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(183)	(211)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(2,472)	(991)	—	—
Metroshop S.A.	Equity investee of Tarshop S.A.	Other current receivable and prepaid expenses	—	—	2,265	14,837
Metroshop S.A.	Equity investee of Tarshop S.A.	Other non-current receivable and prepaid expenses	—	—	22,509	—
Metroshop S.A.	Equity investee of Tarshop S.A.	Current trade accounts payable	—	—	—	(4,811)
Metroshop S.A.	Equity investee of Tarshop S.A.	Current accounts receivable	—	—	—	4,190
Metroshop S.A.	Equity investee of Tarshop S.A.	Non - current trade accounts payable	—	—	(8,438)	—
Loans to personnel	Employees	Other current receivable and prepaid expenses	—	—	1,109	1,133
Loans to personnel	Employees	Interest income	108	80	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(38)	(30)
Directors	Directors	Interests and exchange differences with related parties	(11)	(2)	—	—
Directors	Directors	Other current liabilities	—	—	(1,836)	(9,726)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Administration expenses - Directors’ fees	(11,808)	(12,475)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the years ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
Directors and management	Directors	Other current receivable and prepaid expenses	—	—	27	21
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities- Provision for donations committed	—	—	—	(4,656)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expenses), net- Donations	3,218	(4,635)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	4	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	633	1,027
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	5	7
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customer advances	—	—	—	(29)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	—
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	792	143
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	—	(1)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(27)	(22)
Directores de Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(8)	(2)	—	—
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	10	8
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	—
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade account payable	—	—	(5)	—
Cactus S.A.	Equity investee of Cresud S.A.	Current accounts receivable	—	—	13	10
Cactus S.A.	Equity investee of Cresud S.A.	Current trade accounts payable	—	—	(3)	—
Agropecuaria Anta S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(1)	—
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(6)	—
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	5	4
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	123	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(137)
Rummaalá S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(43)	—
Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(1)	—

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.09	Total as of 06.30.08
Revenues	397,914	236,827	9,005	643,746	(1,181)	642,565	640,154
Costs	(108,922)	(126,678)	(5,989)	(241,589)	3,072	(238,517)	(205,987)

Total gross profit as of 06.30.09	288,992	110,149	3,016	402,157	1,891	404,048	—

Total gross profit as of 06.30.08	248,432	184,609	150	433,191	976	—	434,167

Expenses:
Selling expenses	(29,308)	(178,038)	(91)	(207,437)	479	(206,958)	(219,833)
Administrative expenses	(43,904)	(17,027)	(26)	(60,957)	106	(60,851)	(51,050)
Net loss from retained interest in securitized receivables	—	(46,012)	—	(46,012)	—	(46,012)	(1,261)
Gain from recognition of inventories at net realizable value	—	—	—	—	—	—	185

Operating income (loss) 06.30.09	215,780	(130,928)	2,899	87,751	2,476	90,227	—

Operating income (loss) 06.30.08	183,250	(22,053)	35	161,232	976	—	162,208

Loss on equity investees	—	—	—	—	—	—	(14)
Amortization of goodwill, net	(1,017)	(514)	—	(1,531)	—	(1,531)	(2,202)
Financial results, net	(106,361)	(24)	(20)	(106,405)	(2,474)	(108,879)	(13,388)
Other income (expenses), net	3,883	(608)	—	3,275	—	3,275	8,775

Income (loss) before taxes and minority interest 06.30.09	112,285	(132,074)	2,879	(16,910)	2	(16,908)	—

Income (loss) before taxes and minority interest 06.30.08	172,418	(17,273)	234	155,379	—	—	155,379

Income tax expense	(53,258)	37,484	(1,008)	(16,782)	—	(16,782)	(76,514)
Minority interest	(963)	12,593	—	11,630	—	11,630	1,105

Net income (loss) 06.30.09	58,064	(81,997)	1,871	(22,062)	2	(22,060)	—

Net income (loss) 06.30.08	94,902	(15,084)	152	79,970	—	—	79,970

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 06.30.09	Total as of 06.30.08
Depreciation and amortization 06.30.09– 12 months	89,150	5,575	—	94,725	—	94,725	—

Depreciation and amortization 06.30.08 – 12 months	75,125	4,060	—	79,185	—	—	79,185

Acquisitions of fixed assets 06.30.09– 12 months	401,250	3,439	—	404,689	—	404,689	—

Acquisitions of fixed assets 06.30.08 – 12 months	265,142	6,822	—	271,964	—	—	271,964

Operating assets as of 06.30.09	1,888,916	153,892	519	2,043,327	773	2,044,100	—

Operating assets as of 06.30.08	1,530,555	113,051	821	1,644,427	—	—	1,644,427

Non operating assets as of 06.30.09	158,408	189,943	—	348,351	59,064	407,415	—

Non operating assets as of 06.30.08	390,038	197,629	—	587,667	—	—	587,667

Total assets as of 06.30.09	2,047,324	343,835	519	2,391,678	59,837	2,451,515	—

Total assets as of 06.30.08	1,920,593	310,680	821	2,232,094	—	—	2,232,094

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Consumer Financing (prior Credit card) and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the operating results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transaction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

a)	The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable that Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) had with NAI INTERNACIONAL II Inc. (See Note 9.a)).

b)	Guarantee deposits re, securitization programs account includes the contingency funds of financial trust as credit protection for investors that as of June 30, 2009 amounted to Ps. 6,686. They are restricted availability credits until settlement in accordance with the respective prospectuse.

c)	Other current receivable and prepaid expenses, includes deposits which availability is restricted as follows i) Ps. 26, concerning the case “Derviche Hernán Andres vs. Shopping Alto Palermo S.A. in re: dismissal”, ii) Ps. 18 concerning the case “Rivas Franco Emilio vs. Mendoza Plaza Shopping s/ in re: Damages”.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

d)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

e)	As of June 30, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, according to the following detail:

-	To Standard Bank Argentina S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII for Fv. Ps. 14,191.

-	To Nuevo Banco Industrial de Azul S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for Fv. Ps. 2,640.

-	To Banco CMF S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for Fv. Ps. 3,008.

-	To Banco Supervielle S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for Fv. Ps. 1,392.

-	To Banco Itaú Buen Ayre S.A., Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL for Fv. Ps. 4,010.

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Capital increase and capital contribution to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. has had the need to review the general or specific economic prospects for the Tarshop’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the current market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in the capital increase of Tarshop S.A. for up to the amount of Ps. 60 million, increasing its equity interest in Tarshop S.A. from 80% to 93.4%.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Some of the measures implemented during fiscal year 2009 were:

(i)	Readapting the operating structures under the new business context.

(ii)	Adapting cash and financing plans for consumption at stores.

(iii)	Amendment to the credit origination policies.

(iv)	Strengthening collection management.

(v)	Analyze and implement new funding tools.

During the second quarter of fiscal year 2009, Alto Palermo S.A. has provided financial assistance to Tarshop S.A. for Ps. 105 million, then accepted as irrevocable capital contributions. This measure was adopted to strengthen its financial position, meet operating expenses and reposition Tarshop S.A. on the market.

b)	Merger between shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.´s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase in Shopping Alto Palermo S.A. of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of Shopping Alto Palermo S.A., respectively, for 26,844,027 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

NOTE 9:	SIGNIFICANT EVENTS

a)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b)) executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on exercising the waiver stipulated in contractual covenants.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

–	The term required to fully repay the unpaid loan amount, or

–	10 (ten) years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

On July 1st, 2002, NAI INTERNACIONAL II, INC. assigned all rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = USD 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Principal owed as of June 30, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,228 (Note 4.m).

b)	Neuquen Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account (Note 4.o).

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments on additional term was formally requested to file the new project.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. undertook to amend the road project previously submitted and to submit a new one and to make such amendments to the general project, which may be required for the new road project to adapt to the general project.The new road project and the amendments to the general project should be submitted within a term of 90 running days as from executing the agreement. After having submitted it, the 30-day term will continue to run, when the Municipality should issue its opinion. The term established to start the works will be 90 straight days as from registering the architectural project, which will include a new road project and the amendments to the general project.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

On June 18, 2009, Shopping Neuquén received from the company G&D Developers USD 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but is not a part of the plot of land where the Shopping Center will be built, under the negotiations held with the Municipality of Neuquén.

c)	Contributed leasehold improvements-Other liabilities

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b)), recognizing the related gain over 15 years, the term of the contract. At closing the amount of Ps. 86 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 9,969 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j) to the basic financial statements.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

d)	Tarshop credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop, transfers a portion of its customer credit card receivable balances to trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop S.A. agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 2,251 during the fiscal year ended June 30, 2009 of credits receivable originated in the use of its clients´ credit cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 1,869, T.D.F. Series “B” for Ps. 129,420, T.D.F. Series “C” for Ps. 1,167, C.P. Series “C” for Ps. 223,054, and C.P. Series “D” for Ps. 12,060.

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

Tarshop acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with except for the T.D.F. Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX, L and T.D.F Series “C” of the Series XLVII. Tarshop S.A. has maintained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 6,686 have been made as credit protection for investors.

NOTE 10:	EARNINGS PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming that the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the year.

	06.30.09	06.30.08
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,210,709	2,242,824

Below is a reconciliation between net (loss) income for the periods and the net (loss) income used as basis for calculation of the basic and diluted (loss) earnings per share.

	30.06.09	30.06.08
Net (loss) income for calculation of basic (loss) earnings per share	(22,060)	79,970
Interest – Convertible Notes	16,791	14,566
Foreign currency exchange loss (gain) on Convertible notes	36,460	(3,212)
Income tax	(18,638)	(3,974)

Net income for calculation of diluted earnings per share	12,553	87,350

Basic net (loss) earnings per share	(0.0282)	0.1023
Diluted net earnings per share	0.0057	0.0389

ALTO PALERMO S.A (APSA)

Notes to the consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 11:	SUBSEQUENT EVENTS

-	Merger into Alto Palermo S.A.:

On July 24, 2009, the Company’s Board of Directors resolved to start preparing the respective instruments seeking to carry out the merger into Alto Palermo S.A. Based on that, the Board of Directors ordered the preparation of special financial statements to evaluate the appropriateness of the previously described reorganization process whose reorganization date is July 1, 2009.

-	Merger between Fibesa S.A. and Comercializadora Los Altos S.A.:

On July 23, 2009, the Boards of Directors of Fibesa S.A. and Comercializadora Los Altos S.A. resolved on the merger of Comercializadora Los Altos S.A. (merged company) into Fibesa S.A. (merging company). Based on that, the Boards of Directors ordered the preparation of special merger financial statements to evaluate the appropriateness of the reorganization process whose reorganization date is July 1, 2009.

ALTO PALERMO S.A. (APSA)

Free translation of the

Financial Statements

As of end for the fiscal years ended June 30, 2009 and 2008

ALTO PALERMO S.A. (APSA)

Balance Sheets as of June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks, net (Note 3.a)	7,648	23,602
Other investments, net (Schedules D and I)	21,800	168,879
Accounts receivable, net (Note 3.b and Schedule I)	106,297	87,498
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	60,948	33,931
Inventory, net (Note 3.d)	285	519

Total Current Assets	196,978	314,429

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	926	785
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	15,385	448
Inventory, net (Note 3.d)	11,023	3,379
Equity investments, net (Schedule C)	919,327	649,178
Other investments, net (Schedule D)	155,457	156,482

Fixed assets, net (Schedule A)	596,306	618,648

Intangible assets, net (Schedule B)	23	63

Total Non-Current Assets	1,698,447	1,428,983

Total Assets	1,895,425	1,743,412

	06.30.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedule I)	45,592	34,497
Short-term debt (Note 3.f and Schedule I)	196,175	35,883
Salaries and social security payable (Note 3.g and Schedule I)	12,749	13,820
Taxes payable (Note 3.h and Schedule I)	51,435	29,874
Customer advances (Note 3.i and Schedule I)	41,165	45,396
Other liabilities (Note 3.j and Schedule I)	2,278	15,413

Total Debts	349,394	174,883

Provisions (Note 3.k and Schedules E and I)	—	123

Total Current liabilities	349,394	175,006

NON-CURRENT LIABILITIES
Long-term debt (Note 3.f and Schedule I)	691,976	662,111
Taxes payable (Note 3.h and Schedule I)	35,503	14,920
Customer advances (Note 3.i and Schedule I)	34,455	38,627
Other liabilities (Note 3.j and Schedule I)	15,575	12

Total debts	777,509	715,670

Provisions (Note 3.k and Schedules E and I)	2,664	4,580

Total Non-Current Liabilities	780,173	720,250

Total Liabilities	1,129,567	895,256

SHAREHOLDERS’ EQUITY (per related statement)	765,858	848,156

Total Liabilities and Shareholders’ Equity	1,895,425	1,743,412

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Income

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
Revenues:
Leases and services	242,608	211,928
Other (Note 5)	9,005	3,729

Total revenues	251,613	215,657

Costs:
Leases and services (Schedule H)	(58,492)	(55,124)
Other (Schedule F)	(5,989)	(3,579)

Total costs	(64,481)	(58,703)

Gross profit:
Leases and services	184,116	156,804
Other	3,016	150

Total gross profit	187,132	156,954

Selling expenses (Schedule H)	(12,628)	(12,320)
Administrative expenses (Schedule H)	(23,550)	(30,828)

Subtotal expenses	(36,178)	(43,148)

Gain from recognition of inventories at net realizable value	—	185

Operating income	150,954	113,991

(Loss) income on equity investees (Note 6)	(45,639)	19,108

Financial gain (loss) generated by assets:
Interest income from related parties (Note 5)	3,156	1,589
Interest income from past-due receivables	4,152	2,726
Other interest	861	1,228
Mortgage loans interest Torres de Abasto	73	99
Results from financial investments	2,047	21,718
Foreign currency exchange (loss) gain	7,134	7,029
Holding loss	—	(31)

Subtotal	17,423	34,358

Financial gain (loss) generated by liabilities:
Interest and Foreign currency exchange (loss) gain with related parties (Note 5)	(72,995)	(11,403)
Financial costs	(33,458)	(34,820)
Gain on repurchase of Non-Convertible Notes (Note 9.b)	13,202	—
Gain (loss) from hedge operations (Notes 5 and 11)	9,436	(4,100)
Foreign currency exchange (loss) gain	(35,254)	4,542
Interests on taxes payable	(5,051)	(466)
Other interest	(35)	—

Subtotal	(124,155)	(46,247)

Financial results, net	(106,732)	(11,889)

Other income (expenses), net (Note 3.l)	1,741	2,657

Income before taxes	324	123,867

Income tax expense (Note 12)	(22,384)	(43,897)

Net (loss) income for the year	(22,060)	79,970

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Appraisal	Reserve for	Reserve to
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total	revaluation (Note 2.20)	new developments	free availability	Legal reserve (Note 13)	Retained earnings	Total as of 06.30.09	Total as of 06.30.08
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	79,970	848,156	823,907
Dividends distribution - Shareholders Meeting as of 10.25.07	—	—	—	—	—	—	—	—	—	—	(55,721)
Legal reserve - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	—	3,998	(3,998)	—	—
Dividends distribution - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	—	—	(60,238)	(60,238)	—
Reserve to free availability - Shareholders Meeting as of 10.31.08	—	—	—	—	—	—	15,734	—	(15,734)	—	—
Net (loss) income for the year	—	—	—	—	—	—	—	—	(22,060)	(22,060)	79,970

Balances as of 06.30.09	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(22,060)	765,858	—

Balances as of 06.30.08	78,206	84,621	522,805	685,632	3,953	62,509	—	16,092	79,970	—	848,156

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	171,036	13,412
Cash and cash equivalents as of the end of the year	15,353	171,036

(Decrease) Increase in cash and cash equivalents	(155,683)	157,624

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the year	(22,060)	79,970
Adjustments to reconcile net (loss) income to cash flows from operating activities:
• Financial results	89,283	(7,708)
• Recovery of doubtful recoverable expenses	—	(281)
• Gain from barter transaction	(2,867)	—
• Depreciation of fixed assets	45,939	40,172
• Amortization of intangible assets	40	531
• Charge (Recovery) of provision for contingencies	204	(93)
• Gain on repurcharse of Non-Convertibles Notes	(13,202)	—
• Charge for impairment of inventory	—	32
• Loss on fixed assets retired	266	706
• (Recovery) Charge of provisions for donations	(1,434)	2,400
• Provision for Directors’ fees	240	7,356
• Provision for tax on personal assets of shareholders	418	—
• Loss (income) on equity investees	45,639	(19,108)
• Loss from hedge operations	243	—
• Gain from recognition of inventories at net realizable value	—	(185)
• Allowance for doubtful accounts	3,794	1,544
• Income tax	22,384	43,897

Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
• (Increase) Decrease in accounts receivable	(33,031)	3,290
• Increase in other receivables and prepaid expenses	(26,744)	(28,914)
• Decrease in inventory	762	78
• Increase in trade accounts payable	11,095	23,773
• (Decrease) Increase in customer advances	(8,402)	15,580
• (Decrease) Increase in salaries and social security payable	(1,071)	2,351
• Increase (Decrease) in taxes payable	15,232	(23,755)
• Increase (Decrease) in other liabilities	7,924	(15,354)
• Decrease in provisions	(2,243)	(550)
• Decrease in accrued interest	(27,760)	(15,879)

Net cash provided by operating activities	104,649	109,853

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09 (Notes 1 and 2)	06.30.08 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease of investments	7,294	352,700
• Acquisition of undeveloped parcels of land and other real estate	(4,040)	(12,462)
• Insurance recoveries from fire damage in Alto Avellaneda	—	4,678
• Acquisition of fixed assets	(23,863)	(106,549)
• Advances for shares purchase	—	(683)
• Proceeds from the liquidation of Inversora del Puerto S.A.	—	16
• Irrevocable contributions in related parties	(192,637)	(88,586)
• Payments for purchased companies (Comercializadora Los Altos S.A.)	—	(3,264)
• Proceeds from the sale of shares (E-commerce Latina S.A.)	—	3,146
• Common stock, additional paid-in-capital contributions and irrevocable contributions (Tarshop S.A.)	(165,000)	—
• Collection of receivables from related parties	3,600	250
• Loans granted to third parties	(2,643)	(1,085)
• Loans granted to related parties	(14,630)	(10,000)
• Dividends collected	55,988	21,271

Net cash (used in) provided by investing activities	(335,931)	159,432

CASH FLOWS FROM FINANCING ACTIVITIES:
• Cash paid for repurchase of Non-Convertible Notes	(12,764)	(4,721)
• Payment of seller financing of Mendoza Plaza Shopping S.A.	(9,090)	—
• Payment of seller financing of Empalme S.A.I.C.F.A. y G.	(6,489)	(11,737)
• Payment of loans for purchase of undeveloped parcels of land	(15,464)	—
• Payment of loans granted by related parties	(6,489)	—
• Proceeds from related parties loans	79,263	—
• Proceeds from short-term bank debts	50,500	—
• Payment of loans	(5,500)	—
• Payment of non convertibles notes	(19,883)	—
• Proceeds from (Payments of) short-term bank loans	81,753	(39,482)
• Payment of cash dividends	(60,238)	(55,721)

Net cash provided by (used in) financing activities	75,599	(111,661)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(155,683)	157,624

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.4.

The accompanying notes and schedules are an integral part of these financial statements.

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	06.30.09	06.30.08
Supplemental cash flow information
Cash paid during the year for:
– Interest	65,381	33,692
– Income tax	8,530	8,820

Non-cash activities:
– Increase in inventory though a decrease in non-current insvestmentes	—	705
– Offsetting of related parties accounts payable and receivable	13,535	3,047
– Increase in related parties accounts receivable through a decrease in equity investments	—	6,623
– Decrease in liabilities due to related parties through a decrease in equity investments	—	46,582
– Increase in equity investments through an increase in liabilities due to related parties	—	5,982
– Decrease in other liabilities through a decrease in equity investments	64,646	—
– Financial cost charged to equity investments	78,891	10,436
– Increase in other liabilities through an increase in other receivable and prepaid expenses	—	3,108
– Increase in other receivables and prepaid expenses through a decrease in other liabilities	11,956	—
– Increase in inventory though a decrease in non-current investments	5,305	—
– Increase in non-current investments through an increase in financial loans	—	23,212
– Decrease in equity investments through an increase in other receivables and prepaid expenses	614	—
– Decrease in accounts receivables through an increase in other receivables and prepaid expenses	10,297	—
– Increase in other receivables an prepaid expenses though a decrease in non-current investments	279	—

Saúl Zang
Vice-president I
Acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

These financial statements are stated in thousands of Argentine pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

The National Securities Commission issued General Resolutions Nos. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the accounting standards issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are of obligatory application for fiscal years or interim periods corresponding to years started as from January 1, 2006.

The main effect generated by the application of these standards on these financial statements is related to the treatment of the adjustment for inflation in calculating the deferred income tax.

According to the terms of the previously referred resolutions of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of June 30, 2009 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 80,998, approximately, which should be charged to results of previous years for Ps. 87,096 (loss) and to results of the year for Ps. 6,098 (gain).

(ii)	a decrease in assets for equity investments of Ps. 31,318, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 35,359 (loss) and to results of the year for Ps. 4,041 (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	19,928	3,254
2009	3,890	3,884
2010	3,890	3,883
2011	3,890	3,883
2012	3,890	3,883
2013	3,890	3,756
2014 and higher	41,620	8,775

	80,998	31,318

COMPARATIVE INFORMATION

The comparative information at June 30, 2008 included in these financial statements arise from the financial statements as of such date. Certain reclassifications of prior year information have been made to conform to the current fiscal year presentation.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2.	Use of estimates

The preparation of these financial statements requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the financial statements, as well as income and expenses recorded during the fiscal year. The Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

3.	Revenue recognition

3.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

4.	Cash and banks

Cash on hand was computed at nominal value.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. As from the quarter ended December 31, 2008, the Company has adopted more conservative criteria, adapting to the rules of the international enforcement agency.

5.	Investments

5.1.	Current investments

Mutual funds have been valued at quotation value at year – end.

Time deposits have been valued at its face value plus accrued interest at year – end.

Government bonds have been valued at quotation value at year – end.

See the breakdown of current investments in Schedule D.

5.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18. All assets and liabilities acquired from independent third parties are adjusted to reflect their current value. Therefore, the Company identifies assets and liabilities acquired, including intangibles assets such as: lease agreements acquired at conditions higher or lower than those of the market, costs to execute current lease agreements (the latter being the market cost that the Company avoids to incur for acquiring effective lease agreements), the value of acquired trademarks and the intangible value of customer relationships. This identification process and the respective determination of current values require complex judgments and significant estimates.

The Company uses the information contained in the valuations carried out by independent experts as primary base to assign the paid price to the plots of land and buildings acquired. The amount assigned to the remaining assets and liabilities is based on independent valuations or in the Company’s own analysis with comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

As provided by Technical Resolution No. 21, if the value of tangible and intangible assets and liabilities exceeds the price paid, intangible assets acquired are not recognized as it would lead to increase the negative goodwill generated by these acquisitions upon the purchase.

Likewise, as regards the negative goodwill generated, the portion related to the expected expenses and future losses from the acquired companies will be recognized in the statement of income for the same periods on which such expenses or losses are incurred and allocated. The portion not related to expected expenses or future losses from the acquired companies will have the following treatment: (i) the amount not exceeding the investor company’s interest in the current values of identifiable non-monetary assets of the acquired companies shall be recognized in income (loss) on a systematic basis over a period equal to weighted-average remaining useful life of the acquired companies’ identifiable assets subject to depreciation; (ii) the amount exceeding the current values of the acquired companies identifiable non-monetary assets shall be recognized in income (loss) at the time of purchase.

If the price paid exceeds the value of identified tangible and intangible assets and liabilities, the surplus is considered to be positive goodwill.

5.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at year – end.

See the breakdown of investments in underveloped parcels of land in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

6.	Inventory

Real estate acquired for development and further sale is classified as inventory.

Inventories, mainly, have been valued at their acquisition and development cost, adjusted for inflation as mentioned in Note 2.1., net of the corresponding allowances for impairment, if applicable.

Inventories on which pre-payments were received that fix prices, and the contractual conditions of the operation ensures the consummation of the sale and the respective gain, are valued at net realizable value at year-end. The result arising from such valuation is disclosed in “Gain from recognition of inventories at net realizable value” of the Statement of income.

The net carrying value of properties, in the aggregate, does not exceed their estimated recoverable value.

Units under construction

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.f)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive, as above mentioned, and is disclosed in “Inventory”.

7.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3,953, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at year – end.

8.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

8.2.	Pre-operating expenses

These expenses were amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at year – end.

9.	Goodwill

This item represents the difference between the purchase price and the current value (determined as described in Note 2.5.2) of assets acquired restated for inflation as mentioned in Note 2.1. Goodwill recorded by the purchase of shares in Fibesa S.A. and Emprendimiento Recoleta S.A. is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded by the purchase of shares of Empalme S.A.I.C.F.A. y G., is amortized over a sixteen-year term and the goodwill recorded by the purchase of shares of Mendoza Plaza Shopping S.A., is amortized over a nineteen-year term.

Goodwill related to the subsidiary Tarshop S.A. has been determined due to an increase in the equity interest that took place during this fiscal year. Such goodwill is amortized by the straight – line method over a 12 years term (See Note 8.a) to the consolidated financial statements).

Goodwill generated by acquiring interests in the companies have been disclosed in the account equity investments (Schedule C).

Amortization is shown in “(Loss) income on equity investees” in the Statements of Income (Note 6).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

10.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each fiscal year – end.

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

12.	Receivables from leases and services and trade accounts payable

Receivables from leases and services and trade accounts payable are disclosed at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time. Arm’s length transactions not containing interests are disclosed at current value at each fiscal year – end.

14.	Other receivables and liabilities

-	Sundry current receivables and payables and the customer advances were valued at their nominal value plus financial charges accrued at each fiscal year – end, when applicable.

-	As established by the professional accounting principles, deferred tax assets and liabilities have not been discounted.

15.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

16.	Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

In these cases, for the shopping centers the Company has estimated the recoverable value of them based on the value of their economic use. Such value is determined on the basis of projections of future discounted cash flows. For the remaining goods (inventories and other fixed assets) the Company compares market values determined on the basis of comparable property values. If there are increases in the recoverable value of the assets previously impaired, the Company accounts for the pertinent recoveries in accordance with the accounting standards requirements.

-	For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the fiscal years ended June, 30 2009 and 2008 are detailed in Schedule E.

17.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

18.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at year – end. This tax complements income tax. The Company’s tax obligation in each period will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

19.	Derivative financial instruments

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

The detail of the Company’s activities with derivative financial instruments is included in Note 11.

Assets and/or liabilities originated from hedge operations are related to forward and sale contracts of foreign currency and have been valued at estimated settlement cost. See Note 3.j).

Differences arising during the fiscal year from applying the detailed measurement criterion have been recognized in financial loss generated by liabilities.

20.	Shareholders’ equity

As mentioned in Note 2.1., Shareholders’ equity accounts were restated in constant currency until February 28, 2003. The “Common Stock” account is stated at historical nominal value. Subsequent movements are shown in current currency units of the month to which they correspond.

The appraisal revaluation reserve corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21.	Results for the period

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	06.30.09	06.30.08
Cash in local currency	196	207
Cash in foreign currency (Schedule G)	51	28
Bank accounts in local currency	5,323	19,311
Bank accounts in foreign currency (Schedule G)	2,078	4,056

Total cash and banks	7,648	23,602

b)	Accounts receivable, net:

	06.30.09	06.30.08
Current
Related parties (Note 5)	34,683	25,666
Leases and services receivable (Schedule G)	30,429	27,675
Checks to be deposited	24,985	27,663
Pass-through expenses receivable	19,654	7,533
Debtors under legal proceedings	18,915	17,062
Notes receivable (Schedule G)	1,491	3,581
Credit card receivable	1,159	—
Mortgages receivable Torres de Abasto	518	496
Less:
Allowance for doubtful accounts (Schedule E)	(25,537)	(22,178)

Total	106,297	87,498

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	06.30.09	06.30.08
Non-current
Notes receivable	734	485
Mortgages receivable Torres de Abasto	192	283
Leases and services receivable	—	17

Total	926	785

Total accounts receivable, net	107,223	88,283

c)	Other receivables and prepaid expenses, net:

	06.30.09	06.30.08
Current
Related parties (Note 5)	33,701	17,494
Income tax credits, net	11,614	—
Prepaid expenses (Schedule G)	8,873	10,851
Loans granted (Note 8.b) and Schedule G)	4,455	1,085
Prepaid services	747	2,975
Other tax credits – Gross revenue tax	308	1
Other tax credits	474	483
Prepaid gross revenue tax	369	322
Other prepaid tax	191	151
Guarantee deposits (i)	90	146
Recoverable expenses	—	16
Value Added Tax (VAT), net	22	—
Others	104	407

Total	60,948	33,931

Non-current
MPIT	8,446	—
Related parties (Note 5)	4,680	—
Mortgages receivable	2,208	2,208
Prepaid gross revenue tax	423	448
Allowance for doubtful mortgage receivable (Schedule E)	(2,208)	(2,208)
Others	1,836	—

Total	15,385	448

Total other receivables and prepaid expenses, net	76,333	34,379

(i)	Includes deposits which are restricted (see Note 7.a)).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

d)	Inventory, net:

	06.30.09	06.30.08
Current
Resale merchandise	285	194
Torres de Abasto (i)	—	325

Total	285	519

Non-current
Units under construction (Note 8.f))	11,023	3,379

Total	11,023	3,379

Total Inventory, net	11,308	3,898

(i)	It is disclosed net of the allowance for impairment of Ps. 82 as of June 30, 2008. (See Schedule E).

e)	Trade accounts payable:

	06.30.09	06.30.08
Related parties (Note 5)	20,639	6,300
Accruals	15,024	13,805
Suppliers (Schedule G)	9,298	14,223
Foreign suppliers (Schedule G)	—	41
Others	631	128

Total trade accounts payable	45,592	34,497

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

f)	Short-term and long-term debt:

	06.30.09	06.30.08
Short-term debt
– Banks
Overdrafts	81,753	—
Banco Nación (i)	30,000	—
Banco Ciudad (ii)	15,000	—
Bank interests	1,364	—

Subtotal	128,117	—

– Financial
Non-Convertible Notes (v)	39,759	—
Accrued interest on Non-Convertible Notes (Note 5 and Schedule G) (v)	5,456	4,832
Mortgage loans for the acquisitions of Beruti plot of land (vii) (Schedule G)	15,626	10,781
Accrued interest on Convertible Notes (iii) (Note 5 and Schedule G)	7,959	6,537
Seller financing for the acquisition of Mendoza Plaza Shopping S.A. (vi) (Schedule G)	—	9,090
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. Principal (iv) (Schedule G)	—	5,748
Seller financing for the acquisition of Empalme S.A.I.C.F.A. y G. Accrued interest (iv) (Schedule G)	—	3
Deferred debt costs	(833)	(1,198)
Others	91	90

Subtotal	68,058	35,883

Total	196,175	35,883

Long-term debt
– Financial
Non-Convertible Notes (Note 5 and Schedule G) (v)	516,191	511,420
Convertible Notes (iii) (Note 5 and Schedule G)	179,324	142,865
Mortgage loans for the acquisition of Beruti plot of land (vii) (Schedule G)	—	12,431
Deferred debt costs	(3,539)	(4,605)

Total	691,976	662,111

Total short-term and long-term debt	888,151	697,994

(i)	Related to a loan borrowed on March 5, 2009 from Banco de la Nación Argentina, for a 180-day term. Such loan accrues interest at nominal Baibor for 30 days p.a., effective at the starting date of each interest service period, plus a margin of 500 basis points.
(ii)	Related to a loan borrowed on May 13, 2009 from Banco de la Ciudad de Buenos Aires, for a 180-day term. Such loan accrues interest at the simple average of BADLAR for the last 20 working days preceding each starting date of each accrual period, plus a margin of 400 basis points.
(iii)	See Note 9.a).
(iv)	As of June 30, 2008 represented the amount owed for the acquisition of the Empalme S.A.I.C.F.A. y G. shareholding. This loan accrued 6% nominal annual interest and was paid in four installments of USD 1.9 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. (See Note 8.d)).
(v)	See Note 9.b).
(vi)	See Note 8.a).
(vii)	See Note 8.g).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

g)	Salaries and social security payable:

	06.30.09	06.30.08
Provision for vacation and bonuses	10,434	11,906
Social security payable	2,032	1,597
Others	283	317

Total salaries and social security payable	12,749	13,820

h)	Taxes payable:

	06.30.09	06.30.08
Current
Tax payment facilities plan for Value Added Tax (VAT) payable	20,946	—
Tax payment facilities plan for income tax payable (ii)	12,016	—
MPIT	8,446	—
Value Added Tax (VAT) payable, net	5,597	4,704
Gross revenue tax withholdings	1,200	837
Tax amnesty plan for income tax payable (i)	934	—
Income tax withholdings	828	1,037
Provision for gross revenue tax	650	355
Provision for tax on personal assets of shareholders	418	259
Tax amnesty plan for gross revenue tax payable	309	288
Other taxes payable	90	244
Other tax withholdings	1	—
Income tax	—	22,150

Total	51,435	29,874

Non-current
Deferred income tax (Note 12)	19,963	13,310
Tax amnesty plan for income tax payable (i)	14,239	—
Tax amnesty plan for gross revenue tax payable	1,301	1,610

Total	35,503	14,920

Total taxes payable	86,938	44,794

(i)	See Note 4.l) (i) to the consolidated financial statements.
(ii)	Includes Ps. 2,933 related to the presentation mentioned in Note 4.l) (i) to the consolidated financial statements.

i)	Customer advances:

	06.30.09	06.30.08
Current
Admission rights	24,604	21,478
Lease and pass-through expenses advances (i)	9,018	11,473
Customer advances (Schedule G)	5,722	11,177
Guarantee deposits (Schedule G)	1,821	1,226
Related parties (Note 5)	—	42

Total	41,165	45,396

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Non-current
	06.30.09	06.30.08
Admission rights	28,172	29,878
Lease and pass–through expenses advances (i)	6,283	8,749

Total	34,455	38,627

Total customer advances	75,620	84,023

(i)	The balance of lease and pass – through expenses advances includes Ps. 300 and Ps. 3,127 current and non-current, respectively, related to advances received from Hoyts Cinemas for the construction of the cinema theater complexes at the Alto Noa shopping center.

These advances accrue interest at six-month LIBOR plus 2-2.25 points. As of June 30, 2009 the six-month LIBOR was 1.742%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting lease amounts for the space used by Hoyts Cinemas.

j)	Other liabilities:

	06.30.09	06.30.08
Current
Accrual for Directors’ fees, net of advances (Note 5)	240	7,356
Related parties (Note 5)	683	18
Withholdings and guarantee deposits	373	336
Hedge operations (Notes 5 and 11)	243	4,600
Contributed leasehold improvements (i)	157	702
Provision for donations committed (Note 5)	—	2,401
Others	582	—

Total	2,278	15,413

Non-current
Related parties (Note 5)	15,341	—
Contributed leasehold improvements (i)	222	—
Directors’ guarantee deposits (Note 5)	12	12

Total	15,575	12

Total Other liabilities	17,853	15,425

(i)	As of June, 30 2008 relate to improvements made in charge of a tenant in the general area of the Abasto Shopping Center. As of June 30, 2009 represents the leasehold improvements related to the construction of facilities made by a tenant in the parking lots of the Paseo Alcorta Shopping Center. The Company has recorded the installations as fixed assets based on construction costs incurred with a corresponding liability. Revenues are accrued over the term of lease. Such accrued revenues were not significant during the fiscal years ended June 30, 2009 and 2008.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

k)	Provisions:

	06.30.09	06.30.08
Current
Provision for contingencies (i) (Schedule G and E)	—	123

Total	—	123

Non-current
Provision for contingencies (i) (Schedule E)	2,664	4,580

Total	2,664	4,580

Total provisions	2,664	4,703

(i)	In the opinion of the Management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and corresponding fees relating to these contingencies.

l)	Other income (expenses), net:

	06.30.09	06.30.08
Recovery (charge) of donations (Note 5)	1,434	(2,468)
Recovery of provision for contingencies (Schedule E)	829	1,100
Recovery of doubtful recoverable expenses	12	4,678
Tax on personal assets of Shareholders (Note 5)	(492)	(501)
Others	(42)	(152)

Total other income (expenses), net	1,741	2,657

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	COMMON STOCK

As of June 30, 2009, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of
		Body	Date	Commerce
Shares issued for cash	1	Extraordinary Shareholders´ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders´ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders´ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders´ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders´ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders´ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders´ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of unsecured convertible notes. See Note 9. a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally); the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(10,247)	(3,171)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	6,580	20
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt - Convertible Notes	—	—	(5,349)	(4,393)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Convertible Notes	—	—	(120,510)	(96,008)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(50,277)	(7,630)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	(2,117)	(636)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt – Non-Convertible Notes	—	—	(1,613)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Non-Convertible Notes	—	—	(150,524)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	3,860	1,713
Parque Arauco S.A.	Shareholder	Short-term debt - Convertible Notes	—	—	(2,609)	(2,142)
Parque Arauco S.A.	Shareholder	Long-term debt - Convertible Notes	—	—	(58,749)	(46,805)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(17,473)	(3,720)	—	—
Other shareholders	Shareholders	Other expenses, net- Tax on personal assets of shareholders	(492)	(501)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	829	1,012	—	—
Tarshop S.A.	Subsidiary	Interest income	2,219	976	—	—
Tarshop S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	23,035	10,216
Tarshop S.A.	Subsidiary	Current customers advances	—	—	—	(21)
Tarshop S.A.	Subsidiary	Shared services - Salaries and bonuses	220	267	—	—
Tarshop S.A.	Subsidiary	Current accounts receivable	—	—	3,201	448
Tarshop S.A.	Subsidiary	Current trade accounts payable	—	—	(81)	—
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Current trade accounts payable	—	—	—	(178)
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Current accounts receivable	—	—	—	1,031
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Other current liabilities	—	—	—	(9)
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo as from 01.01.09	Interest and exchange differences with related parties	(30)	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Current trade accounts payable	—	—	(320)	(193)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	144	144	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Current accounts receivable	—	—	1,825	1,654
Emprendimiento Recoleta S.A.	Subsidiary	Other current liabilities	—	—	(678)	—
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	(259)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	120	120	—	—
Fibesa S.A.	Subsidiary	Current accounts receivable	—	—	251	87
Fibesa S.A.	Subsidiary	Current trade accounts payable	—	—	(5)	(11)
Fibesa S.A.	Subsidiary	Interest income	—	42	—	—
Fibesa S.A.	Subsidiary	Other current liabilities	—	—	—	(9)
Fibesa S.A.	Subsidiary	Other current receivables	—	—	5	—

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
Fibesa S.A.	Subsidiary	Other current liabilities	—	—	(5,897)	—
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Current accounts receivable	—	—	3	14
E-Commerce Latina S.A.	Subsidiary of Alto Palermo S.A. (APSA) up to 09.30.07	Administration fees - Leases and services	—	3	—	—
Panamerican Mall S.A.	Subsidiary	Interest income	—	36	—	—
Panamerican Mall S.A.	Subsidiary	Current accounts receivable	—	—	10,345	3,314
Panamerican Mall S.A.	Subsidiary	Current trade accounts payable	—	—	(282)	(9)
Panamerican Mall S.A.	Subsidiary	Other current liabilities	—	—	(5)	—
Panamerican Mall S.A.	Subsidiary	Administration fees - Leases and services	709	—	—	—
Panamerican Mall S.A.	Subsidiary	Recovery of expenses and services	1,486	—	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other current receivable and prepaid expenses	—	—	37	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current accounts receivable	—	—	1,673	417
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Current trade accounts payable	—	—	—	(2)
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Administration fees – Leases and services	42	46	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Interest and exchange differences with related parties	(537)	—	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Other non-current liabilities	—	—	(9,444)	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Recovery of expenses and services	1,608	26	—	—
Comercializadora Los Altos S.A.	Subsidiary (from 10.01.07)	Commissions	(393)	(236)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	3,253	2,888
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences with related parties	(1,723)	(72)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current trade accounts payable	—	—	(3,495)	(1,249)
Shopping Alto Palermo S.A.	Subsidiary	Interest income	873	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	4,680	—
Shopping Alto Palermo S.A.	Subsidiary	Current accounts receivable	—	—	8,184	11,172
Shopping Alto Palermo S.A.	Subsidiary	Administration fees – Leases and services	8,769	—	—	—
Shopping Neuquén S.A.	Subsidiary	Current accounts receivable	—	—	28	2
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Current accounts receivable	—	—	—	1,345
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Other current receivable and prepaid expenses	—	—	—	3,528
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo as from 01.01.09	Interest income	3	480	—	—
	OTHER RELATED PARTIES
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	4,326	4,186
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(3,496)	(816)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(2,677)	1	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	896	826	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(208)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(18,985)	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge Operations	(243)	—	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(243)	—
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(2,347)	(341)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(3,382)	(1,659)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	41	7
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	22	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(6)	(31)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(138)	(163)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Services fees	(1,625)	(846)	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(1)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the fiscal year ended		Balance receivable (payable) as of
			06.30.2009	06.30.2008	06.30.2009	06.30.2008
Directors	Directors	Long-term debt - Convertible Notes	—	—	(38)	(30)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Interest and exchange differences with related parties	(11)	(2)	—	—
Directors	Directors	Administration fees - Directors´ fees	(1,398)	(9,167)	—	—
Directors and management	Directors	Other current liabilities – Fees payable	—	—	(240)	(7,356)
Directors and management	Directors	Other current receivable and prepaid expenses	—	—	18	17
Loans to the personnel	Personnel	Interest and exchange differences with related parties	—	—	—
Loans to the personnel	Personnel	Other current receivable and prepaid expenses	—	—	773	825
Loans to the personnel	Personnel	Interest income	61	55	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities – Donations payable	—	—	—	(2,401)
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expense), net- Donations	1,434	(2,400)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	—
Museo de los niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	792	143
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt - Convertible Notes	—	—	—	(1)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt - Convertible Notes	—	—	(27)	(22)
Directores de Banco Hipotecario S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(8)	(2)	—	—
Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(1)	—
Cactus S.A.	Equity investee of Cresud S.A.	Current accounts receivable	—	—	13	10
Cactus S.A.	Equity investee of Cresud S.A.	Current trade accounts payable	—	—	(3)	—
Agropecuaria Antas S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(1)	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Current trade accounts payable	—	—	(6)	—
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.	Current accounts receivable	—	—	5	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customers advances	—	—	—	(21)
Rummaalá	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	1
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	123	109
Cyrsa S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(136)
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	10	8
Consorcio de Propietarios Libertador 498	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	—

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET (LOSS) INCOME ON EQUITY INVESTMENTS

The breakdown of the net (loss) income on equity investments is the following:

	06.30.09	06.30.08
(Loss) Income on equity investments	(41,621)	21,957
Amortization of goodwill and higher values (i)	(4,018)	(2,849)

Total	(45,639)	19,108

(i)	Corresponds to the amortization of the difference between fair values an original book value

NOTE 7:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of June 30, 2009, in other current receivables, the Company has deposits that are restricted in accordance with the following amounts:

i)	Ps. 53 concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”.

ii)	Ps.19 concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A. about dismissal”.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2009 amounts to Ps. 36,741 (disclosed in other “Non-current investments- Underveloped parcels of land”). (See Schedule D).

c)	As of June 30, 2008 in other non-current investments, there were Ps. 34,073 related to the shares of Empalme S.A.I.C.F.A. y G. (company merged into Shopping Alto Palermo S.A. as from January 1st, 2009), which were pledged. The above mentioned pledge was cancelled with the payment of the last installment of the loan in December, 2008. (See Note 8.d) and ( Schedule C).

d)	As of June 30, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for USD 4.5 million. (See note 8.g)).

e)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in “Fixed assets”). (See Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

f)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5 million and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

g)	As regards the barter commitment described in Note 8.i) the delivery and title deed of Air space Coto is compromised.

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Increase in equity interest in Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., the Company signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (put) to the Company, which may be exercised until the last working day of October 2008, for USD 3 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the put exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered share of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share , thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of USD 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was fully paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of USD 1 million was returned to APSA on October 2, 2008.

As from January 1st, 2009, Mendoza Plaza Shopping S.A. merged into Shopping Alto Palermo S.A. See Note 8.b) to the consolidated financial statements.

b)	Exercise of option

During August 2007, the Company exercised an option for the subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anti-Trust Commission, among other, which to the date of issuance of these financial statements have not yet been complied with.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled.

Should the previously mentioned conditions occur, the Company shall make a total investment of USD 24.4 million. Due to the various interpretations between APSA and the subscribers of such option as to whether the conditions precedent have taken place, parties have exchanged letters and drawn minutes disclosing their respective positions.

As of the closing date of these financial statements the Company granted loans for the amount of USD 1,1 million wich are disclosed in Other receivables and prepaid expenses, net- Loans Granted.

This option has been accounted for in other Non-Current Investment – Advances for purchase of shares (Schedule D).

c)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in

7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INC S.A. the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets. (Schedule A)

d)	Acquisition of Córdoba Shopping

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of USD 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was established for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid USD 2.1 million related to the fourth and last installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme´s shares. With such installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, City of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1, 2009, Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A.. See Note 8.b) to the consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

e)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Cordoba)

In November 2006, APSA participated in a public bidding organized by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbour buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which the Company was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 208 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

The offer made by the Company to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006, the Company was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, the Company was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, the Company was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry of the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos commercial center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of June 30, 2009, the Company has recorded this transaction as non-current investments. (Schedule D).

On January 24, 2008 the Company has received a note of the National Anti-Trust Commission, record No. S01/0477593/2007 (DP N° 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and the Company upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

f)	Barter transaction agreement

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85 % of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15 % of the own covered square meters of parking spaces in the same building.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction (Note 3.d).

As a complementary consideration in favor of the Company, Condominios del Alto S.A. paid to the Company USD 0.015 million. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of the Company on Plot 2 G in the amount of USD 1.1 million; (ii) established a security insurance of which the Company will be assigner of the insured amount of USD 1.6 million, and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of USD 0.8 million.

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations. Such transaction is disclosed in inventory – units under construction (Note 3.d)).

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22 % of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22 % of the own covered square meters of parking spaces in the same building.

g)	Acquisition of plot of land

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo S.A.”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million out of which, as of the closing date of these financial statements USD 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of USD 4.5 million, which will due on February 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. (Note 7.d)). Such plot of land is disclosed in the account non-current investments-Undeveloped parcels of land (See Schedule D).

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

h)	Purchase of the Anchorena building

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 2 million which has been paid on January 15, 2009 when the title deed was signed.

On August 7, 2008, Alto Palermo S.A. signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to USD 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of June 30, 2009, the total amount paid for the acquired functional units above mentioned was USD 3.3 million.

i)	Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A (APSA) and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighbourhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build two towers building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storage units equivalent to 25% all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of USD 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total USD 5.9 million.

j)	On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it states its intention to acquire the plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at USD 0.5 million, out of which by early July, the amount of USD 0.05 was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

NOTE 9:	ISSUANCE OF NOTES

a)	Issuance of unsecured convertible notes

On July 19, 2002, the Company issued Series I of Unsecured Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of June 30, 2009 holders of Unsecured Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

As of June 30, 2009 Unsecured Convertible Notes amounted to USD 47.2 million.

On July 20, 2009 the fourteenth interest installment was cancelled by an amount of USD 2.4 million.

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On May 11, 2009 the fourth interest installment was cancelled by an amount of USD 4.7 million. The principal of this series shall be fully paid upon maturity.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. On June 11, 2009, the first principal installment of Series II was settled for a total of Ps. 22,003 and the fourth interest installment for a total of Ps. 8,471. Since a portion of the Notes have been repurchased by the Company, cash disbursments for principal amortization and interest payment were lower.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

During the fiscal year ended June 30, 2009, the Company re-purchased USD 3 million of Series II Notes and USD 5 million of Series I Notes, which have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Such repurchases generated an income of Ps. 13,202, disclosed in the Statement of incomen Financial loss generated by liabilities. As of June 30, 2009, total Series II and Series I Notes repurchased amount to USD 4.8 million and USD 5 million, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

During the fiscal year ended June 30, 2009, IRSA purchased Series I Notes for a face value of USD 39.6 million. Likewise Cresud purchased Series I Notes for a face value of USD 5 million.

Additionally, IRSA purchased Series II Notes for a face value of Ps. 46,5 million.

NOTE 10:	SIGNIFICANT EVENTS

a)	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City. During May 2009, the Shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July. The office building is still at the construction stage. The Project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the work stood at 87% by the year-end.

Dot Baires Shopping has 4 levels and 3 basements, a covered area of 173,000 m2, out of which 49,731 are square meter for the gross leasable area and includes 153 stores, a hypermarket, a 10 theater multiplex cinema and parking space for 2,200 automobiles. It is the shopping mall with the largest amount of square meters in Buenos Aires City.

As of June 30, 2009, our interest in Panamerican Mall S.A. stands at 80%.

Total income from leases for the fiscal year ended June 30, 2009, stands at Ps. 8,510.

As of June 30, 2009, the occupation rate was 99.9%

Total contributions made by shareholders as regards this project amount to Ps. 532,420 as of the closing date of financial statements.

b)	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 10:	(Continued)

As of June 30, 2006, the Company wrote off the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

The Company has an insurance hedge against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance hedge previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

c)	Negative working capital

As of year end, the Company carried a working capital deficit of Ps. 152,416, whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 11:	HEDGE OPERATIONS

As of June 30, 2009 open operations are the following ones:

Forwards contracts	Amount (USD)	Maturity	Accumulated loss
Open operations
Purchase	4,500,000	12.31.09	(153)
Purchase	4,500,000	12.31.09	(90)

Total	(*) 9,000,000		(243)

The result generated by the hedge operations in the fiscal year is included in Financial loss generated by liabilities and included a gain of Ps. 9,679 related to cancelled operations and a loss of Ps. 243 related to open operations.

(*)	Suscribed with Cresud S.A.I.C.F y A. (See Note 5)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at the end of year
Cash and banks	8	(117)	(109)
Accounts receivable, net	2,083	695	2,778
Other receivables and prepaid expenses, net	(1,591)	(7)	(1,598)
Inventory, net	(933)	(1,871)	(2,804)
Fixed assets	(8,253)	(300)	(8,553)
Other investments	(6,290)	(28,016)	(34,306)
Short-term and long-term debt	(2,090)	574	(1,516)
Customer advances	—	18,472	18,472
Salaries and social security payable	524	857	1,381
Other liabilities	840	(1,132)	(292)
Provisions	1,645	(713)	932
Tax loss carryforwards	747	4,905	5,652

Total net deferred tax liabilities	(13,310)	(6,653)	(19,963)

The detail of income tax accumulated losses not expired that have not yet been used as of year - end amount to Ps. 16,149 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	970	06.30.2013
06.30.2009	14,014	06.30.2014

	16,149

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	06.30.09	06.30.08
Net (loss) income for the year (before income tax)	324	123,867
Current income tax rate	35%	35%

(Loss) Income for the year at the tax rate	113	43,354
Permanent differences at the tax rate:
-Restatement into constant currency (2)	6,559	9,208
-Amortization of intangible assets	7	8
-Difference between tax return and provision	253	(612)
-Donations	339	662
-Non-deductible expenses	147	—
-Director’s fees	282	—
-Results on equity investments	16,888	(8,941)
-Loss for tax facilities plan (Law No. 26,476)	(2,376)	—
-Others	172	218

Total income tax charge for the year	(1) 22,384	43,897

(1)	Includes Ps. 6,652 related to deferred tax and Ps. 15,732 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2009 the Company’s contributions for the year amount to Ps. 1,623 and are disclosed as salaries, bonuses and social security contributions in Schedule H.

NOTE 15:	SALE OF E-COMMERCE LATINA S.A. SHARES AND PURCHASE OF COMERCIALIZADORA LOS ALTOS S.A. (ALTOCITY.COM S.A.’S CONTINUING COMPANY) SHARES

On November 6, 2007, Alto Palermo S.A. and Shopping Alto Palermo S.A. acquired from E-Commerce Latina S.A. 80% and 10%, respectively, of the shareholding of Comercializadora Los Altos S.A. (Altocity.com S.A.´s continuing company) for Ps. 3,264 and Ps. 408, respectively. In the same moment, Alto Palermo S.A. and Shopping Alto Palermo S.A. sold to IRSA Inversiones y Representaciones S.A. and to Patagonian Investment S.A. 90% and 10%, respectively of the total shareholding of E-Commerce Latina S.A. for Ps. 3,146 and Ps. 350, respectively.

Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company) is a company that operates as lessee agent, in relation to the group companies and potential tenant of available places in certain commercial centers.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	(Continued)

On November 20, 2007, both APSA and SAPSA assigned to E-Commerce Latina S.A. the receivables registered with IRSA Inversiones y Representaciones S.A. and with Patagonian Investment S.A., respectively, in order to partially cancel the debt for the acquisition of Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company). On December 21, 2007 the unpaid balance was cancelled.

NOTE 16:	FINANCIAL AND CAPITAL MARKET SITUATION

Since last months of fiscal year 2008, the financial markets of the main countries in the world have been affected by volatility, illiquidity, lack of credit and uncertainty, hence resulting in a significant drop in international stock exchange markets and a world economic deceleration started to be surface. This situacion has been gradually reverted during last months.

As regards Argentina, markets showed steep drops in the listed prices of government and private securities, that during first semester of fiscal year 2009 significantly recovered his value. Additionally, the markets show a hike in interest rates country risk premium and foreign exchange rates.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company itself as well as its subsidiaries aiming at adopting in real time those required actions to cushion the effects of this juncture to protect the Company’s shareholders’ equity.

As regards the listed price of issued shares by the Company, the Company’s Management states that such price has also been affected, understanding that such drop does not respond to the its equity situation or the Company’s course of business being an immediate consequence of the process the domestic and international markets are going through.

NOTE 17:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 18:	SUBSEQUENT EVENTS

On July 6, 2009, a “Letter of Intent” subscribed by Alto Palermo S.A. was, accepted this “letter of intent” it states its intention to acquire the plot of land of about 10,022 square meters located at Anacleto Medina 319, Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at USD 0.5 million, out of which by early July, the amount of USD 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009, the date on which the “Letter of Intent” expires.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule A

Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the year	Depreciation						Net carrying value as of 06.30.09	Net carrying value as of 06.30.08
						Accumulated as of beginning of year	Rate %		Decreases	For the fiscal year	Accumulated as of end of the year
										Amount (1)
Properties:
Shopping centers:
- Abasto	254,666	257	—	602	255,525	79,941	(	*)	—	8,821	88,762	166,763	174,725
- Alto Avellaneda	194,506	755	—	76	195,337	98,600	(	*)	—	12,832	111,432	83,905	95,906
- Paseo Alcorta	107,890	1,417	(273)	21,675	130,709	51,883	(	*)	(12)	4,835	56,706	74,003	56,007
- Patio Bullrich	162,800	1,383	—	4,119	168,302	64,737	(	*)	—	7,699	72,436	95,866	98,063
- Alto Noa (Note 7)	43,389	40	—	35	43,464	18,350	(	*)	—	2,067	20,417	23,047	25,039
- Alto Rosario	91,627	451	—	39	92,117	8,480	(	*)	—	2,793	11,273	80,844	83,147
Other properties	9,770	7,142	—	3,883	20,795	1,352	(	*)	—	530	1,882	18,913	8,418
Leasehold improvements	4,714	264	—	3,045	8,023	4,101	(	*)	—	959	5,060	2,963	613
Facilities	15,061	1,206	—	1,720	17,987	4,490	10		—	1,707	6,197	11,790	10,571
Furniture, fixtures and equipment	14,420	1,531	(4)	788	16,735	8,329	10		(4)	1,543	9,868	6,867	6,091
Vehicles	206	—	—	—	206	181	33		—	25	206	—	25
Computer equipment	14,775	996	—	226	15,997	13,607	33		—	1,079	14,686	1,311	1,168
Software	6,834	956	—	586	8,376	5,645	20		—	1,049	6,694	1,682	1,189
Suppliers advances (2)	35,198	4,383	—	(13,441)	26,140	—	—		—	—	—	26,140	35,198
Work in progress:
- Rosario	—	15	—	30	45	—	—		—	—	—	45	—
- Patio Bullrich	3,228	1,167	—	(3,358)	1,037	—	—		—	—	—	1,037	3,228
- Alcorta	16,138	122	—	(16,243)	17	—	—		—	—	—	17	16,138
- Abasto	424	383	(5)	(447)	355	—	—		—	—	—	355	424
- Avellaneda	365	308	—	46	719	—	—		—	—	—	719	365
- Alto Noa	—	34	—	—	34	—	—		—	—	—	34	—
- Office property	2,333	1,053	—	(3,381)	5	—	—		—	—	—	5	2,333

Total as of 06.30.09	978,344	23,863	(282)	—	1,001,925	359,696	—		(16)	45,939	405,619	596,306	—

Total as of 06.30.08	922,373	106,549	(706)	(3) (49,872)	978,344	319,525	—		—	40,171	359,696	—	618,648

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation for the year-end depreciation charges in the statements of income is included in Schedule H, except for Ps. 1,397 which are recovered of lessees.
(2)	Includes Ps. 25,318 for advance payment for the partial acquisition of Soleil Factory (Note 8.c)).
(3)	Includes Ps. 16,928 related to advances for purchase of plot of land located at Beruti 3571 (Note 8.g)) and Ps 32,944 related to Patio Olmos, transferred to non-current investments. (Note 8.e))

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule B

	Original values		Amortizations				Net as of 06.30.09	Net as of 06.30.08
	Value as of beginning of year	Value as of end of the year	Accumulated as of beginning of year	Rate %	For the fiscal year	Accumulated as of end of the year
					Amount (1)
Trademarks	495	495	432	10	40	472	23	63
Pre-operating expenses expenses:
- Rosario	4,332	4,332	4,332	33,33	—	4,332	—	—

Total as of 06.30.09	4,827	4,827	4,764	—	(1) 40	4,804	23	—

Total as of 06.30.08	4,827	4,827	4,233	—	531	4,764	—	63

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Balance Sheets as of June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 06.30.2009	Value recorded as of 06.30.2008	Issuer’s information						Interest in common stock %
					Last financial statement issued
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the year	Shareholders´ equity
Non-current Investments
Mendoza Plaza Shopping S.A.-Equity value (3)	1	28,844,027	—	89,583	Real estate investments	Av. Lateral Norte Acceso Este 3280 – Villa Nueva Guaymallén	—	—	—	—	—
Mendoza Plaza Shopping S.A.- Goodwill (3)			(3,933)	(4,147)
Mendoza Plaza Shopping S.A.-Higher investment value (3)			5,568	5,826		Mendoza

Tarshop S.A. – Equity value	1	26,907,105	(6,194)	23,436	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	06.30.09	28,796	(94,074)	100,221	93.439%
Tarshop S.A. – Irrevocable contributions			105,000	—
Tarshop S.A. – Goodwill			6,897	—
Tarshop S.A. – Higher Investment value			715	—

Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	19,686	16,342	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	06.30.09	25,054	6,229	36,670	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(336)	(411)

Shopping Neuquén S.A. – Equity Value.		6,256,289	5,424	5,685	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	06.30.09
Shopping Neuquén S.A. – Higher investment value	1		6,442	7,008				6,375	(265)	7,260	98.144%
Shopping Neuquén S.A. – Irrevocable contributions			1,730	1,245

Shopping Alto Palermo S.A. – Equity Value.(3)	1	232,313,646	231,597	190,095	Real estate Investments and developments	Moreno 877 - 22º Floor - C.A.B.A.	06.30.09	232,313	25,814	245,968	99.9999%

Fibesa S.A. – Equity Value.	0.00000001	990,900	5,746	6,626	Agent	Moreno 877 - 23º Floor - C.A.B.A.	06.30.09	0,1	4,982	5,747	99.99%
Fibesa S.A. – Goodwill			2,395	4,449

Empalme S.A.I.C.F.A. y G.- Equity Value (1) (3)	1	7,860,300	—	34,073	Shopping Center exploitation	José A. De Goyechea 2851 – Altos de San	—
Empalme S.A.I.C.F.A. y G. – Goodwill (3)			(8,630)	(9,233)		Martín - Córdoba		—	—	—	—%
Empalme S.A.I.C.F.A. y G. – Higher investment value (3)			14,103	15,088

Panamerican Mall S.A. – Equity Value	1	282,511,429	224,054	231,731	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.	06.30.09
Panamerican Mall S.A. – Irrevocable contributions			192,152	—	developments			353,139	(9,595)	520,258	80%
Panamerican Mall S.A. – Higher investment value (2)			108,374	29,483

Conil S.A. – Equity Value	1	6,000	302	262	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	06.30.09	12	80	605	50%

Comercializadora Los Altos S.A.	1	1,517,158	8,235	2,037	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.	06.30.09	1,686	2,677	9,150	90%

Total		—	919,327	649,178

(1)	See Note 7.c).
(2)	As of June 30, 2009 and 2008 includes Ps. 96,391 and Ps. 17,501 corresponding to financial costs, respectively.
(3)	As from January 1, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A. See Note 8.b) to the consolidated financial statements.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheets as of June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule D

Items	Value as of 06.30.09	Value as of 06.30.08
Current
Time deposit in local currency (*)	3,751	94,287
Bonds- PRE 2009	10,108	15,199
Bonds- PRO 2012	3,987	6,179
Mutual Funds in local currency (*)	—	19,289
Mutual Funds in foreign currency (1) (Schedule G)	3,954	94
Time deposit in foreign currency (*) (Schedule G)	—	33,831

Total current	21,800	168,879

Non-Current
Undeveloped parcels of land
- Beruti Plot of land (5)	52,715	52,030
- Caballito Plot of land (3)	36,741	36,696
- Patio Olmos (6)	32,949	32,944
- Torres Rosario Plot of land	15,577	17,093
- Air Space Coto (4)	13,188	13,143
Advances for purchase of shares (2) (Schedule G)	2,254	1,791
Other real estate	1,977	2,785
Other Investments	56	—

Total non-current	155,457	156,482

Total	177,257	325,361

(*)	Considered cash and cash equivalents in the Statement of Cash Flows.
(1)	As of June 30, 2009 and 2008 includes Ps. 3,954 and Ps. 27, respectively, considered as cash equivalents in the Statement of Cash Flows.
(2)	See Note 8.b).
(3)	See Note 7.b).
(4)	See Note 8.i).
(5)	See Note 8.g).
(6)	See Note 8.e).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the fiscal years beginning on July 1, 2008 and 2007 and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule E

Items	Balances as of beginning of year	Increases		Decreases/ reclassifications		Carrying value as of June 30, 2009	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for doubtful accounts	22,178	(3)	3,794	(1)	(435)	25,537		22,178
Allowance for doubtful mortgage receivable	2,208		—		—	2,208		2,208
Impairment of inventory	82		—	(1)	(82)	—	(2)	82
Included in liabilities:
Provision for current contingencies	123		—	(1)	(123)	—		123
Provision for non-current contingencies	4,580	(3)	1,033	(4)	(2,949)	2,664		4,580

Total as of June 30, 2009	29,171		4,827		(3,589)	30,409		—

Total as of June 30, 2008	29,086		2,583		(2,498)	—		29,171

(1)	Corresponds to the usage of the year.
(2)	Set forth in Note 3.d).
(3)	Set forth in Schedule H.
(4)	Includes Ps. 829 corresponding to recovery of provisions, set forth in Note 3.I and Ps. 2,120 corresponding to the decrease of the year.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule F

	06.30.09		06.30.08
Cost of leases and services
Expenses (Schedule H)		58,492		55,124

Cost of leases and services		58,492		55,124

Cost of others
Inventory as of beginning of year		3,898		7,224
Purchases of the year		7,644		3,379
Transfers	(1)	5,396	(2)	(3,471)
Gain from recognition of inventories at net realizable value		—		185
Expenses (Schedule H)		359		192
Charge of Impairment		—		(32)
Inventory as of end of the year (Note 3.d)		(11,308)		(3,898)

Cost of others		5,989		3,579

(1)	Ps. 5,306 corresponds to transfers from non-current investments.
(2)	Includes Ps. 705 related to transfers to non-current investments and Ps. 70 related to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of June 30, 2009	Total as of June 30, 2008
Assets
Current Assets
Cash and banks	USD	101	3.757	377	2,538
Cash and banks	Euros	331	5.268	1,749	1,543
Cash and banks	Pounds	0.5	6.177	3	3
Other investments	USD	1,052	3.757	3,954	33,925
Accounts receivable, net	USD	164	3.757	615	1,682
Other receivables and prepaid expenses, net	USD	1,221	3.757	4,587	1,440

Total Current Assets				11,285	41,131

Non-current Assets
Other investments	USD	600	3.757	2,254	1,791

Total Non-Current Assets				2,254	1,791

Total Assets as of June 30, 2009				13,539	—

Total Assets as of June 30, 2008				—	42,922

Liabilities
Current Liabilities
Trade accounts payable	USD	908	3.797	3,447	18,398
Trade accounts payable	Euros	—	—	—	22
Customers advances	USD	193	3.797	732	380
Short-term debt	USD	7,469	3.797	28,361	36,128
Provisions	USD	—	—	—	123

Total Current Liabilities				32,540	55,051

Non-Current Liabilities
Long-term debt	USD	162,228	3.797	615,979	518,296

Total Non-Current Liabilities				615,979	518,296

Total Liabilities as of June 30, 2009				648,519	—

Total Liabilities as of June 30, 2008				—	573,347

(1)	Exchange rates as of June 30, 2009 according to Banco Nación Argentina records.

ALTO PALERMO S.A (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2008 and 2007

and ended June 30, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule H

Items	Total as of June 30, 2009	Costs						Expenses		Total as of June 30, 2008
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	44,582	—	44,582	—	—	—	44,582	—	—	40,367
Taxes, rates, contributions and services	14,254	32	192	17,206	1,329	(18,535)	224	6,695	7,335	12,781
Salaries, bonuses and social security contributions	6,895	—	—	36,840	4,393	(41,233)	—	6,556	339	8,240
Fees and payments for services	6,675	319	—	4,016	30	(4,046)	319	6,356	—	7,130
Parking	6,302	—	6,302	—	—	—	6,302	—	—	3,403
Common area maintenance expenses	5,002	—	5,002	537	—	(537)	5,002	—	—	6,803
Allowance for doubtful accounts	3,794	—	—	—	—	—	—	—	3,794	1,544
Maintenance, repairs, cleaning and security	1,400	8	1,290	23,776	174	(23,950)	1,298	102	—	3,542
Fees for Directors	1,398	—	—	—	—	—	—	1,398	—	9,167
Charge for contingencies	1,033	—	1,033	—	—	—	1,033	—	—	1,006
Rental	705	—	—	1,712	65	(1,777)	—	705	—	346
Personnel expenses	604	—	—	2,542	358	(2,900)	—	604	—	286
Bank charges	476	—	—	—	—	—	—	476	—	584
Commissions	393	—	—	6	—	(6)	—	—	393	236
Insurance	244	—	—	816	17	(833)	—	244	—	207
Training and events expenses	210	—	—	—	—	—	—	—	210	1,258
Regulatory Authority expenses	209	—	—	—	—	—	—	209	—	172
Damage, coasts and expenses	91	—	91	—	—	—	91	—	—	—
Stationery	35	—	—	1,016	60	(1,076)	—	35	—	35
Advertising	34	—	—	61	42,261	(42,322)	—	—	34	39
Freight and transportation	26	—	—	450	110	(560)	—	26	—	23
Indemnity	6	—	—	—	—	—	—	—	6	326
Other services	—	—	—	404	—	(404)	—	—	—	—
Expenses of training and managerial development	—	—	—	5	—	(5)	—	—	—	—
Others	661	—	—	(401)	167	234	—	144	517	969
Expenses recovery	—	—	—	(88,986)	(48,964)	137,950	—	—	—	—

Total as of June 30, 2009	95,029	359	58,492	—	—	—	58,851	23,550	12,628	—

Total as of June 30, 2008	—	192	55,124	—	—	—	55,316	30,828	12,320	98,464

ALTO PALERMO S.A (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Balance Sheets as of June 30, 2009 and June 30, 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule I

	06.30.09							06.30.08
	Investments (7)	Accounts receivable, net (1)	Other receivables (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Investments	Accounts receivable, net	Other receivables	Trade accounts payable	Customer advances	Short- term and long- term debt	Other liabilities (4)
No fixed term	—	100	2,329	—	—	91	22,639	—	500	534	—	—	91	17,902

Past due	—	11,049	—	10,085	1,708	—	—	—	25,861	—	4,145	1,225	—	—

To mature
In three months	21,800	73,355	56,086	35,507	14,239	150,249	37,539	168,879	43,199	11,497	26,070	19,427	15,327	25,521
Between three and six months	—	14,085	2,956	—	8,406	10,748	13,865	—	9,673	6,608	4,282	8,248	10,283	30,438
Between six and nine months	—	4,650	708	—	8,406	35,295	9,458	—	5,806	12,103	—	8,248	10,481	2,339
Between nine and twelve months	—	3,058	706	—	8,406	(208)	5,600	—	2,459	3,189	—	8,248	(299)	932

Between one and two years	—	694	8,685	—	18,277	39,158	2,009	—	440	225	—	17,312	55,556	309
Between two and three years	—	118	90	—	7,541	39,257	2,473	—	171	109	—	9,355	43,360	333
Between three and four years	—	46	18	—	2,424	(484)	4,558	—	46	28	—	2,828	43,468	358
In greater than four years	—	68	4,755	—	6,213	614,045	22,063	—	128	86	—	9,132	519,727	610

Total to mature	21,800	96,074	74,004	35,507	73,912	888,060	97,565	168,879	61,922	33,845	30,352	82,798	697,903	60,840

Total with fixed term	21,800	107,123	74,004	45,592	75,620	888,060	97,565	168,879	87,783	33,845	34,497	84,023	697,903	60,840

Total	21,800	107,223	76,333	45,592	75,620	888,151	120,204	168,879	88,283	34,379	34,497	84,023	697,994	78,742

(1)	Does not accrue interest, except for Ps. 710 that accrue interest at a variable market rate.
(2)	Includes Ps. 750,900 that accrue interest at a fixed rate and Ps. 127,749 that accrue interest at a variable market rate.
(3)	Includes Ps. 29,233 that accrue interest at a variable rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 3,427 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 3,751 that accrue interest at a fixed rate and Ps. 18,049 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 49,745 that accrues interest at a fixed rate and Ps. 15,341 that accrue interest at a variable rate.

ALTO PALERMO S.A (APSA)

BUSINESS HIGHLIGHTS AS OF JUNE 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See detailed in the Report of the Directory.

2.	Consolidated Shareholders’ equity structure as compared with the three previous years.

	06.30.09	06.30.08	06.30.07	06.30.06
Current assets	514,356	591,234	727,845	213,704
Non-current assets	1,937,159	1,640,860	1,365,866	1,141,342

Total	2,451,515	2,232,094	2,093,711	1,355,046

Current liabilities	680,385	507,829	403,342	293,557
Non-current liabilities	882,713	798,109	795,034	224,658

Subtotal	1,563,098	1,305,938	1,198,376	518,215

Minority interest	122,559	78,000	71,428	29,990
Shareholders´ equity	765,858	848,156	823,907	806,841

Total	2,451,515	2,232,094	2,093,711	1,355,046

3.	Consolidated income structure as compared with the same period of the three previous years.

	06.30.09	06.30.08	06.30.07	06.30.06
Operating income	90,227	162,208	154,539	128,735
Net loss on equity investments	—	(14)	(679)	(679)
Amortization of goodwill	(1,531)	(2,202)	(4,366)	(4,740)
Financial results, net	(108,879)	(13,388)	(19,466)	(15,634)
Other (expense) income, net	3,275	8,775	(3,347)	(9,762)
Income tax	(16,782)	(76,514)	(56,253)	(48,457)
Minority interest	11,630	1,105	(6,371)	(4,784)

Net (loss) income	(22,060)	79,970	64,057	44,679

4.	Statistical data as compared with the three previous years.

Not applicable.

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

5.	Key ratios as compared with the three previous years.

	06.30.09	06.30.08	06.30.07	06.30.06
Liquidity
Current assets	514,356	591,234	727,845	213,704

Current liabilities	680,385	507,829	403,342	293,557

Ratio	0.76	1.16	1.80	0.73

Indebtedness
Total liabilities	1,563,098	1,305,938	1,198,376	518,215

Shareholders´ equity	765,858	848,156	823,907	806,841

Ratio	2.04	1.54	1.45	0.64

Solvency
Shareholders’ equity	765,858	848,156	823,907	806,841

Total liabilities	1,563,098	1,305,938	1,198,376	518,215

Ratio	0.49	0.65	0.69	1.56

Non-Current Assets to total Assets
Non-current assets	1,937,159	1,640,860	1,365,866	1,141,342

Total assets	2,451,515	2,232,094	2,093,711	1,355,046

Ratio	0.79	0.74	0.65	0.84

Profitability
Net (loss) income for the year	(22,060)	79,970	64,057	44,679

Average shareholders’ equity	818,037	796,047	783,346	776,585

Ratio	(0.0270)	0.1005	0.0818	0.0575

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2009

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	06.30.09	03.31.09	12.31.08	09.30.08	Total
Accounts receivable, net	—	—	—	11,049	11,049

b)	Past due payable:

	06.30.09	03.31.09	12.31.08	09.30.08	Total
Trade accounts payable	9,132	—	—	953	10,085
Customer advances	—	1,195	—	513	1,708

c)	Receivables and liabilities with no fixed term:

06.30.09
Accounts receivable, net	100
Other receivables and prepaid expenses, net	2,329
Short-term and long-term debt	91
Taxes payable	19,963
Other liabilities	12
Provisions	2,664

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

3.	(Continued)

d)	Current receivables to mature:

	09.30.09	12.31.09	03.31.10	06.30.10	Total
Accounts receivable, net	73,355	14,085	4,650	3,058	95,148
Other receivables and prepaid expenses, net	56,086	2,956	708	706	60,456

e)	Non-current receivables to mature:

	06.30.11	06.30.12	06.30.13	06.30.14	Total
Accounts receivable, net	694	118	46	68	926
Other receivables and prepaid expenses, net	8,685	90	18	4,755	13,548

f)	Current liabilities to mature:

	09.30.09	12.31.09	03.31.10	06.30.10	Total
Trade accounts payable	35,507	—	—	—	35,507
Customer advances	14,239	8,406	8,406	8,406	39,457
Short-term debt	150,249	10,748	35,295	(208)	196,084
Salaries and social security payable	11,267	—	1,482	—	12,749
Taxes payable	25,213	12,910	7,844	5,468	51,435
Other liabilities	1,059	955	132	132	2,278

g)	Non-current liabilities to mature:

	06.30.11	06.30.12	06.30.13	06.30.14	Total
Customer advances	18,277	7,541	2,424	6,213	34,455
Long-term debt	39,158	39,257	(484)	614,045	691,976
Taxes payable	2,009	2,251	4,558	6,722	15,540
Other liabilities	—	222	—	15,341	15,563

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

Ps.
Current
Local currency (1)	105,682
Foreign currency (1)	615

Non-current
Local currency (1)	926

(1) Does not accrue interest, except for Ps. 710 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency (1)	56,361
Foreign currency (1)	4,587

Non-current
Local currency (1)	15,385

(1) Does not accrue interest, except for Ps. 29,233 that accrue interest at a variable rate.

c)	Trade accounts payable:

Current
Local currency (1)	42,145
Foreign currency (1)	3,447

(1) Does not accrue interest.

d)	Customer advances:

Current
Local currency (1)	40,433
Foreign currency (1)	732

Non-current
Local currency (1)	34,455

(1) Does not accrue interest, except for Ps. 3,427 that accrue interest at a variable market rate.

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

4.	(Continued)

e)	Short-term and long-term debt:

Ps.
Current
Local currency (1)	167,814
Foreign currency (1)	28,361

Non-current
Local currency (1)	75,997
Foreign currency (1)	615,979

(1) Includes Ps. 750,900 that accrue interest at a fixed rate and Ps. 127,749 that accrue interest at a variable market rate.

f)	Salaries and social security payable:

Current
Local currency (1)	12,749

(1) Does not accrue interest.

g)	Taxes payable:

Current
Local currency (1)	51,435

Non-Current
Local currency (1)	35,503

(1) Does not accrue interest, except for Ps. 49,745 that accrue interest at a fixed rate.

h)	Other liabilities:

Current
Local currency (1)	2.278

Non-current
Local currency (1)	15,575

(1) Does not accrue interest, except for Ps. 15,341 that accrue interest at a variable market rate.

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

4.	(Continued)

i)	Provisions

Ps.
Non-Current
Local currency (1)	2,664

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the basic financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.6 to the basic financial statements.

8.	Current values.

See Notes 2.5 and 2.6 to the basic financial statements.

9.	Appraisal revaluation of assets.

See Note 2.7 to the basic financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

ALTO PALERMO S.A (APSA)

Free translation from the original prepared in spanish for publication in Argentina

13.	Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto Shopping	447,684	166,763	Fire, full risk and dismissed profit
Paseo Alcorta Shopping	226,115	74,003	Fire, full risk and dismissed profit
Alto Avellaneda Shopping	223,091	83,905	Fire, full risk and dismissed profit
Patio Bullrich Shopping	123,594	95,866	Fire, full risk and dismissed profit
Alto Noa Shopping	98,576	23,047	Fire, full risk and dismissed profit
Alto Rosario Shopping	210,925	80,844	Full risk, construction and assembly,
Unique policy	15,000		Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders´ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to basic financial statements.

Autonomous City of Buenos Aires, September 8, 2009.

Sául Zang
Vice-president I
Acting as President

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at June 30, 2009 and 2008, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 18 and exhibits A to I. Furthermore, we have audited the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries for the years ended on June 30, 2009 and 2008, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at June 30, 2009 and 2008 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2009 and 2008 and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm

(Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2009, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,649,095, which was not claimable at that date.

Autonomous City of Buenos Aires, September 8, 2009.

PRICE WATERHOUSE & Co. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Dr. Norberto Fabián Montero
Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: September 21, 2009.